1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 20, 2013	By	/s/ Zhang Baocai

	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD

AS AT 30 JUNE 2013

The board of directors (the “Board”) of the Company is pleased to announce the unaudited interim results of the Company and its subsidiaries for 2013. The interim results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the Interim Report of the Company for 2013, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of interim results. The interim results announcement is available for viewing on the websites of the Hong Kong Stock Exchange at www. hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

1

DEFINITIONS

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the operation of the 0.6 million tonnes methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Mining Ordos Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, company with limited liability incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the Australia Stock Exchange;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal producing, processing, washing and distributing;

2    Yanzhou Coal Mining Company Limited Interim Report 2013

DEFINITIONS – CONTINUED

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

“Gloucester”	Gloucester Coal Limited, a limited company incorporated under the laws of Australia, which completed the merger with Yancoal Australia in June 2012 and became a wholly-owned subsidiary of Yancoal Australia;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

Yanzhou Coal Mining Company Limited Interim Report 2013    3

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

(2)	Legal Representative: Li Weimin

(3)	Authorized Representatives of the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai
Secretary to the Board/Company Secretary: Zhang Baocai

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative of the Shanghai Stock Exchange: Huang Xiaolong

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City,

    Shandong Province, PRC

Tel: (86537) 5393679            Fax: (86537) 5383311

E-mail Address: hxl2003@sohu.com

(4)	Registered Address: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC
Office Address: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http://www.yanzhoucoal.com.cn

E-mail Address: yzc@yanzhoucoal.com.cn

(5)	Newspapers for information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s Interim Report in PRC: http://www.sse.com.cn

Websites for publishing the Company’s Interim Report overseas: http://www.hkexnews.hk

  http://www.sec.gov

Interim Report are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

4    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

(6)	Places of Listing, Stock Abbreviation and Stock Code

A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
ADRs	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

For details of initial business registration, please refer to Group Profile in the annual report 1998.

Date of current business registration: 17 January 2011

Current address of registration: 298 Fushan South Road, Zoucheng City, Shandong Province, PRC

Registration number of Corporate Business Licence of the Enterprise Legal Person: 370000400001016

Tax Registration Certificate Number: Jiguoshuizi 370883166122374

Organization Code: 16612237-4

Certified Public Accountants (Domestic)

Name: Shine Wing Certified Public Accountants (special general partnership)

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing, PRC

Certified Public Accountants (International)

Name: Grant Thornton Hong Kong Limited

Office Address: 20th Floor, Sunning Plaza 10 Hysan Avenue Causeway Bay, Hong Kong

Name: Grant Thornton (special general partnership)

Office Address: 5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, China

Yanzhou Coal Mining Company Limited Interim Report 2013    5

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

			For the	For the
			six months	six months		Percentage
			ended	ended	Increase/	increase/
		Unit	30 June 2013	30 June 2012	Decrease	decrease (%)

1.	Coal business
	Raw coal production	kilotonne	35,106	31,566	3,540	11.21
	Salable coal production	kilotonne	31,668	29,484	2,184	7.41
	Salable coal sales volume	kilotonne	45,375	42,472	2,903	6.84
2.	Railway transportation business
	Transportation volume	kilotonne	8,462	8,837	-375	-4.24
3.	Coal chemicals business
	Methanol production	kilotonne	336	285	51	17.89
	Methanol sales volume	kilotonne	329	288	41	14.24
4.	Electric power business
	Power generation	10,000kWh	64,290	62,298	1,992	3.20
	Electricity sold	10,000kWh	45,832	43,466	2,366	5.44
5.	Heat business
	Heat generation	10,000 steam tonnes	89	91	-2	-2.20
	Heat sales volume	10,000 steam tonnes	2	21	-19	-90.48

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(I)	OPERATING RESULTS

	For the six months ended 30 June				For the year ended 31 December
	2013	2012		Changes as compared with the corresponding period of last year	2012
	(RMB’000)	(RMB’000)		(%)	(RMB’000)
		After adjustment	Before adjustment		After adjustment	Before adjustment
	(unaudited)	(restatement)	(unaudited)		(restatement)	(audited)

Sales income	25,240,691	28,286,385	28,286,385	-10.77	58,146,184	58,146,184
Gross profit	4,903,013	7,564,763	7,611,491	-35.19	12,625,835	12,813,283
Interest expenses	(940,392)	(775,394)	(775,394)	21.28	(1,448,679)	(1,448,679)
Income before income tax	(4,336,362)	5,335,557	5,382,285	-181.27	6,070,377	6,346,182
Net income attributable to equity holders of the Company for the reporting period	(2,073,012)	5,223,101	5,255,811	-139.69	6,105,656	6,218,969
Earnings per share	RMB(0.42)	RMB1.06	RMB1.07	-139.62	RMB1.24	RMB1.26

6    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

(I)	OPERATING RESULTS – CONTINUED

The impact of exchange gains or losses on net income attributable to equity holders of the Company:

			Percentage of
	The first half	The first half	increase and
	of 2013	of 2012	decrease
	(RMB’000)	(RMB’000)	(%)

The exchange gains or losses	-3,108,474	181,318	-1,814.38
The impact of exchange gains or losses on net income attributable to equity holders of the Company	-1,717,371	130,240	-1,418.62

(II)	ASSETS AND LIABILITIES

	For the six months ended 30 June			For the year ended 31 December
	2013	2012		2012
	(RMB’000)	(RMB’000)		(RMB’000)
		After adjustment	Before adjustment	After adjustment	Before adjustment
	(unaudited)	(restatement)	(unaudited)	(restatement)	(audited)

Current assets	24,713,299	33,099,129	33,145,857	29,833,491	30,282,380
Current liabilities	27,536,872	36,607,124	36,607,124	28,622,689	28,622,689
Total assets	119,203,986	119,195,356	119,242,084	122,165,077	122,702,323
Equity attributable to equity holders of the Company	39,758,782	44,189,175	44,221,885	45,530,034	45,826,356
Net assets value per share	RMB8.08	RMB8.98	RMB8.99	RMB9.26	RMB9.32
Return on net assets (%)	(5.21)	11.82	11.89	13.41	13.57

(III)	SUMMARY STATEMENT OF CASH FLOWS

	For the six months ended 30 June				For the year ended 31 December
	2013	2012		Changes as compared with the corresponding period of last year	2012
	(RMB’000)	(RMB’000)		(%)	(RMB’000)
		After adjustment	Before adjustment		After adjustment	Before adjustment
	(unaudited)	(restatement)	(unaudited)		(restatement)	(audited)

Net cash from operating activities	(166,614)	6,692,481	6,692,453	-102.49	6,503,610	6,503,610
Net increase in cash and cash equivalents	(4,277,407)	10,437,025	10,437,025	-140.98	4,461,375	4,461,375
Net cash flow per share from operating activities	RMB(0.03)	RMB1.36	RMB1.36	-102.21	RMB1.32	RMB1.32

Note:

1.	In 2013, the Group consolidated financial statements of Haosheng Company and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.

2.	Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the accounting method for overburden in advance in production phase of open cut mines, the Group need to re-measure the figures of overburden in advance since January 1, 2013 and made retrospective adjustment on the relevant figures in the balance sheet from the beginning of the reporting period and comparative financial statements in the same period of last year.

Yanzhou Coal Mining Company Limited Interim Report 2013    7

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Operational Analysis by Industries, Products or Regions

1.	Main business by industries

	Sales income	Sales cost	Gross profit	Increase/ decrease in sales income as compared with the same period of 2012	Increase/ decrease in sales cost as compared with the same period of 2012	Increase/ decrease in gross profit ratio as compared with the same period of 2012
	(RMB’000)	(RMB’000)	(%)	(%)	(%)	(percentage point)

1. Coal business	24,261,394	18,529,968	23.62	-11.10	-3.93	-5.70
2. Railway transportation business	211,008	165,837	21.41	-6.86	-5.67	-0.99
3. Coal chemicals business	588,175	449,002	23.66	3.48	-3.96	5.91
4. Electric power business	174,632	145,333	16.78	5.94	-9.82	14.55
5. Heat business	5,482	2,934	46.48	-84.55	-86.25	6.60

2.	The operation of business segment

(1)	Coal business

1)	Coal Production

In the first half of 2013, the raw coal production of the Group was 35.11 million tonnes, representing an increase of 3.54 million tonnes or 11.2% as compared with that of the first half of 2012. Salable coal production of the Group for the reporting period was 31.67 million tonnes, representing an increase of 2.18 million tonnes or 7.4% as compared with that of the first half of 2012. The increase of coal production was mainly due to the fact that the Group consolidated coal production of Gloucester since July 2012, which led to the increase of coal production in Australia as compared with the corresponding period in 2012.

8    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the coal production of the Group for the first half of 2013:

		For the six	For the six
		months ended	months ended	Increase/	Increase/
		30 June 2013	30 June 2012	decrease	decrease
		(kilotonne)	(kilotonne)	(kilotonne)	(%)

I.	Raw coal production	35,106	31,566	3,540	11.21
	1. The Company	16,960	17,167	-207	-1.21
	2. Shanxi Neng Hua	707	662	45	6.80
	3. Heze Neng Hua	1,304	1,461	-157	-10.75
	4. Ordos Neng Hua	3,033	3,452	-419	-12.14
	5. Yancoal Australia	9,965	8,595	1,370	15.94
	6. Yancoal International	3,137	229	2,908	1,269.87
II.	Salable coal production	31,668	29,484	2,184	7.41
	1. The Company	16,925	17,129	-204	-1.19
	2. Shanxi Neng Hua	697	652	45	6.90
	3. Heze Neng Hua	1,021	1,229	-208	-16.92
	4. Ordos Neng Hua	3,030	3,452	-422	-12.22
	5. Yancoal Australia	7,086	6,811	275	4.04
	6. Yancoal International	2,909	211	2,698	1,278.67

Note:	On 22 June 2012, according to the merger arrangement between Yancoal Australia and Gloucester, the equity interests in Syntech Resources Pty Ltd. and Premier Coal Limited held by Yancoal Australia have been transferred to Yancoal International, a wholly-owned subsidiary of the Company. After the above mentioned assets transfer, coal production of Syntech Resources Pty Ltd. and Premier Coal Limited were included in Yancoal International, which were included in Yancoal Australia before the transfer.

2)	Coal prices and sales

In the first half of 2013, the demand for coal in the domestic and overseas markets was weak and the average coal price of the Group decreased as compared with that of last year.

The Group sold 45.38 million tonnes of coal in the first half of 2013, representing an increase of 2.9 million tonnes or 6.8% as compared with that of the first half of 2012. The sales volume comprises of 0.7 million tonnes of internal sales and 44.68 million tonnes of external sales.

In the first half of 2013, the Group realized a sales income of RMB24.4421 billion for its coal business, representing a decrease of RMB2.9743 billion or 10.8% as compared with that of the first half of 2012. The sales income comprises of RMB180.7 million of internal sales and RMB24.2614 billion of external sales.

Yanzhou Coal Mining Company Limited Interim Report 2013    9

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales of coal for the first half of 2013:

		For the six months ended 30 June 2013			For the six months ended 30 June 2012
		Sales volume	Sales price	Sales income	Sales volume	Sales price	Sales income
		(kilotonne)	(RMB/tonne)	(RMB’000)	(kilotonne)	(RMB/tonne)	(RMB’000)

1.	The Company
	No. 1 Clean Coal	200	832.46	166,185	130	1,097.60	142,643
	No. 2 Clean Coal	4,996	794.37	3,968,947	4,236	1,016.78	4,307,433
	No. 3 Clean Coal	657	645.21	423,632	1,179	795.60	937,868
	Domestic Sales	656	644.68	422,519	1,179	795.60	937,868
	Export	1	941.78	1,113	—	—	—
	Lump Coal	669	706.98	473,084	683	995.10	679,764
	Subtotal for Clean Coal	6,522	771.55	5,031,848	6,228	974.23	6,067,707
	Domestic Sales	6,521	771.52	5,030,735	6,228	974.23	6,067,707
	Export	1	941.78	1,113	—	—	—
	Screened Raw Coal	6,126	477.10	2,922,615	6,926	521.67	3,613,368
	Mixed Coal & Others	3,665	306.26	1,122,637	3,350	371.85	1,245,569
	Total for the Company	16,313	556.43	9,077,100	16,504	662.04	10,926,645
	Domestic Sales	16,312	556.40	9,075,987	16,504	662.04	10,926,645
2.	Shanxi Neng Hua	634	296.28	187,979	551	421.73	232,286
	Screened Raw Coal	634	296.28	187,979	551	421.73	232,286
3.	Heze Neng Hua	978	657.42	642,848	1,227	813.32	997,946
	No. 2 Clean Coal	546	920.68	502,644	629	1,153.65	725,956
	Mixed Coal & Others	432	324.64	140,204	598	455.04	271,990
4.	Ordos Neng Hua	2,666	194.20	517,684	3,228	269.16	868,767
	Screened Raw Coal	2,666	194.20	517,684	3,228	269.16	868,767
5.	Yancoal Australia	7,101	579.76	4,116,880	7,111	648.70	4,613,083
	Semi-hard coking coal	548	690.27	378,198	131	981.86	128,874
	Semi-soft coking coal	537	722.46	387,935	484	1,059.61	512,546
	PCI coal	1,489	731.12	1,088,471	1,187	1,000.27	1,187,557
	Steam coal	4,527	499.69	2,262,276	5,309	524.41	2,784,105
6.	Yancoal International	2,829	292.91	828,617	240	407.08	97,756
	Steam coal	2,829	292.91	828,617	240	407.08	97,756
7.	Sales of externally purchased coal	14,854	610.67	9,071,003	13,611	711.20	9,679,895
8.	Total for the Group	45,375	538.67	24,442,111	42,472	645.52	27,416,378

10    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of in change coal sales volume	Impact of change in the sales price of coal
	(RMB’000)	(RMB’000)

The Company	-126,729	-1,722,816
Shanxi Neng Hua	35,228	-79,535
Heze Neng Hua	-202,628	-152,470
Ordos Neng Hua	-151,240	-199,843
Yancoal Australia	-6,660	-489,543
Yancoal International	1,053,848	-322,987
Externally purchased coal	884,381	-1,493,273
Total for the Group	1,486,200	-4,460,467

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s sales in terms of geographical regions for the first half of 2013:

		For the six months ended		For the six months ended
		30 June 2013		30 June 2012
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	China	36,532	20,167,728	35,724	23,179,370
	Eastern China	32,139	18,351,166	29,805	19,861,594
	Southern China	—	—	603	473,831
	Northern China	3,114	855,875	4,427	2,358,812
	Other regions	1,279	960,687	889	485,133
2.	Japan	790	526,066	974	938,935
3.	South Korea	1,666	1,001,291	1,550	1,146,137
4.	Australia	4,010	1,404,737	2,754	1,030,354
5.	Others	2,377	1,342,289	1,470	1,121,582
6.	Total for the Group	45,375	24,442,111	42,472	27,416,378

Most of the Group’s coal products are sold to the electricity, metallurgy and chemical industries.

Yanzhou Coal Mining Company Limited Interim Report 2013    11

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2013:

		For the six months ended		For the six months ended
		30 June 2013		30 June 2012
		Sales volume	Sales income	Sales volume	Sales income
		(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1.	Electricity	7,423	2,992,225	15,392	7,155,068
2.	Metallurgy	5,135	2,612,398	3,006	2,953,126
3.	Chemical	5,121	3,587,806	5,373	4,334,901
4.	Others	27,696	15,249,682	18,701	12,973,283
5.	Total for the Group	45,375	24,442,111	42,472	27,416,378

3)	Cost of coal sales

The Group’s cost of coal sales in the first half of 2013 was RMB18.53 billion, representing a decrease of RMB757.6 million, or 3.9% as compared with that of the first half of 2012. This was mainly due to the fact that: (1) the decrease of sales volume of externally purchased coal decreased the sales cost by RMB701.2 million; (2) the decrease of sales volume of the Company and Heze Neng Hua and measures of improving efficiency led to a decrease of sales cost by RMB521.4 million; (3) the merger with Gloucester increased coal sales volume in Australia, which led to an increase of the sales cost by RMB554 million.

The following table sets out the main cost of coal sales according to the business entities:

		Unit	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Increase/ decrease	Percentage of increase/ decrease
						(%)

The Company	Total cost of sales	RMB’000	4,876,124	5,256,305	-380,181	-7.23
	Cost of sales per tonne	RMB	298.91	318.48	-19.57	-6.14
Shanxi Neng Hua	Total cost of sales	RMB’000	132,535	147,983	-15,448	-10.44
	Cost of sales per tonne	RMB	208.90	268.67	-59.77	-22.25
Heze Neng Hua	Total cost of sales	RMB’000	489,386	630,649	-141,263	-22.40
	Cost of sales per tonne	RMB	500.48	513.98	-13.50	-2.63
Ordos Neng Hua	Total cost of sales	RMB’000	434,109	511,617	-77,508	-15.15
	Cost of sales per tonne	RMB	162.85	158.51	4.34	2.74
Yancoal Australia	Total cost of sales	RMB’000	3,178,671	3,233,367	-54,696	-1.69
	Cost of sales per tonne	RMB	447.64	454.68	-7.04	-1.55
Yancoal International	Total cost of sales	RMB’000	673,823	65,159	608,664	934.12
	Cost of sales per tonne	RMB	238.19	271.33	-33.14	-12.21
Externally purchased coal	Total cost of sales	RMB’000	8,949,185	9,650,366	-701,181	-7.27
	Cost of sales per tonne	RMB	602.48	709.03	-106.55	-15.03

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In the first half of 2013, the cost of coal sales of Yancoal International significantly increased as compared with that of the first half of 2012. The main reason was that Yancoal International began to count coal production since June 22, 2012, and coal sales volume was much lower in the first half of 2012.

In the first half of 2013, the Group’s cost control measures achieved remarkable success. Except for Ordos Neng Hua, the coal sales cost per tonne of all the other operating entities of the Group decreased in different levels in the first half of 2013. Coal sales cost per tonne of Ordos Neng Hua increased 2.7% due to the decrease of coal sales volume by 17.4% in the first half of 2013.

(2)	Railway transportation business

In the first half of 2013, the transportation volume of the Railway Assets was 8.46 million tonnes, representing a decrease of 0.38 million tonnes or 4.2% as compared with that of the first half of 2012. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB211 million in the first half of 2013, representing a decrease of RMB15.543 million or 6.9% as compared with that of the first half of 2012. The cost of railway transportation services was RMB165.8 million, representing a decrease of RMB9.965 million or 5.7% as compared with that of the first half of 2012.

(3)	Coal chemicals business

The following table sets out the state of operation of the Group’s methanol business for the first half of 2013:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Percentage of increase/ decrease	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Percentage of increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	336	265	26.79	329	266	23.68
2. Shanxi Neng Hua	—	20	—	—	22	—

Note:	The methanol project of Shanxi Neng Hua has ceased production since April 2012, which is currently in the assets disposal procedure.

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	Sales income (RMB’000)			Cost of Sales (RMB’000)
	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Increase/ decrease	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Increase/ decrease
			(%)			(%)

1. Yulin Neng Hua	588,175	524,496	12.14	473,175	449,814	5.19
2. Shanxi Neng Hua	—	43,901	—	—	41,866	—

(4)	Electric power business

The following table sets out the state of operation of the Group’s electric power business for the first half of 2013:

	Generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Percentage of increase/ decrease	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Percentage of increase/ decrease
			(%)			(%)

1. Hua Ju Energy	51,746	49,760	3.99	45,690	42,446	7.64
2. Yulin Neng Hua	12,544	12,538	0.05	142	1,020	-86.08

Note:	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales income(RMB ’000)			Cost of sales(RMB ’000)
	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Increase/ decrease	For the six months ended 30 June 2013	For the six months ended 30 June 2012	Increase/ decrease
			(%)			(%)

1. Hua Ju Energy	174,262	162,296	7.37	144,864	157,419	-7.98
2. Yulin Neng Hua	370	2,547	-85.47	468	3,745	-87.50

(5)	Heat business

Hua Ju Energy generated heat energy of 0.89 million steam tonnes and sold 0.02 million steam tonnes in the first half of 2013, realizing a sales income of RMB5.482 million, with the cost of sales at RMB2.934 million.

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3.	Main business by regions

		Increase/
		decrease in
	Sales income	sales income
	(RMB’000)	(%)

Domestic	20,966,307	-12.15
Overseas	4,274,384	-3.30
Total	25,240,691	-10.77

(II)	Analysis of main business

1.	Analysis of changes in brief Consolidated Income Statement items and brief Consolidated Statement of Cash Flow items

	For the six	For the six
	months ended	months ended	Increase/
	30 June 2013	30 June 2012	decrease
	(RMB’000)	(RMB’000)	(%)

Sales income	25,240,691	28,286,385	-10.77
Cost of coal transportation	1,044,604	608,277	71.73
Selling, general and administrative expenses	8,688,464	3,552,979	144.54
Other income	454,158	2,032,550	-77.66
Income tax	-1,252,939	85,803	-1,560.25
Net cash inflow from operating activities	-166,614	6,692,481	-102.49
Net cash outflow from investing activities	-4,492,018	2,621,996	-271.32
Net cash inflow from financing activities	381,225	1,122,548	-66.04
R&D Expenditure	36,133	42,116	-14.21

(1)	Analysis of changes in brief Consolidated Income Statement items

The Group’s sales income in the first half of 2013 was RMB25.2407 billion, representing a decrease of RMB3.0457 billion or 10.8% as compared with that of the first half of 2012. This was mainly due to the fact that: the increase of sales volume of self-produced coal resulted in an increase of sales income by RMB640.5 million; the decrease of price of self-produced coal led to a decrease of sales income by RMB2.9785 billion; the sales income of externally purchased coal decreased by RMB691.7 million.

In the first half of 2013, cost of coal transportation of the Group was RMB1.0446 billion, representing an increase of RMB436.3 million or 71.7% as compared with that of the first half of 2012, which was mainly due to the increase of coal sales volume of the Group’s coal mines in Australia.

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In the first half of 2013, selling, general and administrative expenses of the Group was RMB8.6885 billion, representing an increase of RMB5.1355 billion or 144.5% as compared with that of the first half of 2012, which was mainly due to: (1) the exchange losses of RMB3.1085 billion occurred in the reporting period; (2) accruing assets impairment losses of RMB2.2422 billion.

In the first half of 2013, other income of the Group was RMB454.2 million, representing a decrease of RMB1.5784 billion or 77.7% as compared with that of the first half of 2012, which was mainly due to the fact that there was an income of RMB1.4272 billion from the merger with Gloucester in the corresponding period of last year.

Income tax of the Group in the first half of 2013 was RMB-1.2529 billion and was RMB85.803 million in the first half of 2012. This was mainly due to the fact that exchange losses and accrued assets impairment losses in the reporting period affecting the income tax of RMB-1.5629 billion.

(2)	Analysis of changes in brief Consolidated Statement of Cash Flow items

In the first half of 2013, net cash outflow from operating activities of the Group was RMB166.6 million, and in the corresponding period of 2012, operating activities of the Group generated net cash inflow of RMB6.6925 billion, which was mainly due to the fact that cash inflow from coal sales decreased as a result of the decrease of coal price.

In the first half of 2013, net cash outflow from investing activities of the Group was RMB4.492 billion, and in the corresponding period of 2012, investing activities of the Group generated net cash inflow of RMB2.622 billion, which was mainly due to the facts that: (1) net cash outflow increased by RMB2.7006 billion as a result of the increase of payment for assets and equity acquisition; (2) net cash outflow decreased by RMB4.5956 billion as a result of the changes in the balance of bank guarantee deposit and restricted cash in the reporting period.

In the first half of 2013, net cash inflow from financing activities of the Group was RMB381.2 million, representing a decrease of RMB741.3 million or 66.0% as compared with that of the first half of 2012, which was mainly due to the facts that: (1) the increase of bank loan led to an increase of cash inflow by RMB1.0257 billion; (2) the decrease of repayment for bank loan resulted in a decrease of cash outflow by RMB8.1496 billion; (3) during the reporting period, the capital fund of RMB3.6215 billion payable to Gloucester’s former shareholders by Yancoal Australia; (4) RMB6.3129 billion was raised from the issuance of bonds in the corresponding period of last year.

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(3)	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

Not applicable.

2)	Implementation status of the Group’s financing, significant assets reorganization activities of previous period

Not applicable.

3)	Implementation status of the Group’s operating scheme

In the first half of 2013, facing the situation of a slow global economic recovery and inadequate increase of coal demand, through the optimization and innovation of production organization and flexible adjustment of sales strategies, the Group realized the operating scheme properly in all business segments. In the first half of 2013, the Group sold 45.38 million tonnes coal, which accounts for 50.5% of the planned coal sales volume for the year 2013; the Group sold 0.33 million tonnes methanol, which accounts for 60.0% of the planned methanol sales volume for the year 2013.

4)	Capital Sources and Use

In the first half of 2013, the Group’s principal source of capital was the cash flow from operations and bank loans. The Group has utilized its capital mainly for operating business expenses, purchase of property, machinery and equipment and payment of shareholders’ dividend.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2013 was RMB2.6828 billion, representing an increase of RMB1.0307 billion or 62.4% as compared with RMB1.6521 billion in the first half of 2012. This was mainly due to the fact that: (1) To facilitate the development of Zhaolou power plant, the capital expenditure of Heze Neng Hua was increased by RMB356.4 million; (2) To facilitate the development of the methanol project and Zhuang Longwan coal mine, the capital expenditure of Ordos Neng Hua was increased by RMB299.8 million as compared with that in the same period of last year.

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(III)	Assets and Liabilities

1.	Table for the analysis of changes in the consolidated assets and liabilities items

	As at 30 June 2013		As at 31 December 2012
		Percentage to		Percentage to	Increase/
		total assets		total assets	decrease
	RMB’000	(%)	RMB’000	(%)	(%)

Bank guarantee deposit	1,886,477	1.58	3,186,957	2.61	-40.81
Bills and accounts receivable	4,698,363	3.94	7,459,603	6.11	-37.02
Prepayments and other receivables	7,317,278	6.14	4,196,999	3.44	74.35
Investment in joint venture	705,576	0.59	998,628	0.82	-29.35
Deposit made on investment	117,926	0.10	3,253,381	2.66	-96.38
Bills and accounts payable	2,235,515	1.88	6,811,760	5.58	-67.18
Tax payable	451,398	0.38	1,171,341	0.96	-61.46

In the first half of 2013, the Group’s bank guarantee deposit was RMB1.8865 billion, representing a decrease of RMB1.3005 billion or 40.8% as compared with that of the beginning of 2013. This was mainly due to the decrease of the balance of fixed term deposit.

In the first half of 2013, the Group’s bills and accounts receivable were RMB4.6984 billion, representing a decrease of RMB2.7612 billion or 37% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) the Company’s payment to suppliers in bank acceptance bill increased; (2) the Company’s discounted bank acceptance bill was RMB1.1443 billion.

In the first half of 2013, the Group’s prepayment and other receivables were RMB7.3173 billion, representing an increase of RMB3.1203 billion or 74.4% as compared with that of the beginning of 2013. This was mainly due to the fact that: (1) prepayment for externally purchased coal was increased by RMB2.2253 billion; (2) prepayment for village relocation was increased by RMB524.3 million.

In the first half of 2013, the Group’s investment in joint venture was RMB705.6 million, representing a decrease of RMB293.1 million or 29.4% as compared with that of the beginning of 2013. This was mainly due to the fact that: Middlemount joint venture experienced a loss, resulting in the balance of equity investment made by the Group decreased by RMB290.5 million by the end of the reporting period.

In the first half of 2013, the Group’s deposit made on investment was RMB117.9 million, representing a decrease of RMB3.1355 billion or 96.4% as compared with that of the beginning of 2013. This was mainly due to the fact that: during the reporting period, financial information of Haosheng Company was incorporated into the consolidated financial statement and thus the payment for the equity acquisition paid in the previous years and the additional capital injection of RMB2.9828 billion were transferred out as deposit made on investment.

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In the first half of 2013, the Group’s bills and accounts payable were RMB2.2355 billion, representing a decrease of RMB4.5762 billion or 67.2% as compared with that of the beginning of 2013. This was mainly due to: the capital fund of RMB3.6215 billion payable to Gloucester’s former shareholders by Yancoal Australia.

In the first half of 2013, the Group’s tax payable was RMB451.4 million, representing a decrease of RMB719.9 million or 61.5% as compared with that of the beginning of 2013. This was mainly due to the decrease of taxable income.

2.	Other information

(1)	Debt to equity ratio

As at 30 June 2013, the equity attributable to the equity holders of the Company and interest-bearing debt amounted to RMB39.7588 billion and RMB47.2995 billion respectively, representing a debt to equity ratio of 119%. For detailed information on interest-bearing debt, please refer to Note 21 of the financial statements prepared under IFRS or the Note VI.19, 28, 29, 30, 31 of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 31 of the financial statements prepared under the IFRS.

(3)	Pledge of assets

For details of pledge of assets, please see Note 16, 17 of the financial statements prepared under IFRS or the Note VI. 11, 12, 14 of the financial statements prepared under CASs.

(IV)	Analysis of Core Competitiveness

In the first half of 2013, confronted by severe downturn of the coal market, the Group deeply explored operation potential and optimized the synergetic development among various business sectors to further enhance the Group’s core competitiveness. As the coal mines outside Shandong Province release their production capacity steadily, it is the first time that their coal production volume exceeds that of coal mines within Shandong Province; The non coal industry’s ability of profit making and efficiency creating was continuously improved and the synergetic effect was strengthened despite the adverse situation. Besides gradual enhancement of scientific and technological innovation capacity, as a coal company listed in four places and relying on internationalized production strategy, the Group effectively ensured sustainable development and further improved the risk resistance capability.

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(V)	Analysis of Investment

1.	Overall analysis of the Group’s external equity investment during the reporting period

There was no external equity investment in the first half of 2013.

(1)	Shares of other listed companies held by the Company as at the end of the reporting period

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Equity held at 1 January 2013(%)	Equity held at 30 June 2013(%)	Book value at the end of the reporting period (RMB)	Gains or losses during the reporting period (RMB)	Changes in shareholders’ equity during the reporting period (RMB)	Accounting items

600642	Shenergy	60,420,274	0.77	0.80	138,698,393	4,379,949	-16,972,303	Available-for-sale financial assets
601008	Lianyungang	1,760,419	0.22	0.22	5,130,840	102,222	-834,210	Available-for-sale financial assets

Total		62,180,693	—	—	143,829,233	4,482,171	-17,806,513	—

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2003 and subscription of placement shares in 2010 with cash in hand and shares dividend in 2010.

Source of Lianyungang shares: subscription of shares as a founder upon establishment of the company and shares dividend in 2007 and 2011.

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(2)	Equity interests in non-listed financial corporations held by the Company as at the end of the reporting period

Unit: RMB100 million

Corporations	Amount of initial investment	Equity held at 1 January 2013(%)	Equity held at 30 June 2013(%)	Book value at the end of the reporting period	Gains or losses during the reporting period	Changes in shareholders’ equity during the reporting period	Accounting items	Source of shares

Yankuang Group Finance Company Limited	1.250	25	25	1.961	0.203	—	Long-term equity investment	Capital investment
Shandong Zoucheng Jianxin Cunzhen Bank Company Limited	0.090	9	9	0.090	—	—	Long-term equity investment	Capital investment

Total	1.340	—	—	2.051	0.203	—	—	—

The equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited on 13 September 2010. The registered capital of Yankuang Group Finance Company Limited is RMB500 million, of which Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25%.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Zoucheng Jianxin Cunzhen Bank Company Limited in 2011. The registered capital of Zoucheng Jianxin Cunzhen Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million, representing an equity interest of 9%.

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2.	Commissioned financing in nonfinancial corporations and investment in derivatives

(1)	Commissioned financing

There were no commissioned financing activities during the reporting period or such activities occurred in previous period and were extended to this period.

(2)	Entrusted loan

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	8 years	4.585%	Construction of methanol project	Yes	No	—

Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	8 years	4.585%	Construction of methanol project	Yes	No	—

Shanxi Tianhao Chemical Company Limited	RMB190 million	5 years	6.40%	Construction of methanol project	No	No	—

Yanmei Heze Neng Hua Company Limited	RMB529 million	5 years	6.40%	Supplement for working capital	No	RMB410 million has been recovered	RMB3,850,000

Yanmei Heze Neng Hua Company Limited	RMB600 million	5 years	6.40%	Expenditure of projects construction	No	No	RMB19,413,000

Yanzhou Coal Yulin Neng Hua Company Limited	RMB53 million	3 years	6.15%	Supplement for working capital	No	Yes	—

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.95 billion	5 years	6.45%	Consideration of Zhuan Longwan mining rights	No	No	RMB63,586,000

Yanmei Heze Neng Hua Company Limited	RMB1.7 billion, of which RMB690 million has been withdrawn	5 years	6.40%	Construction of Zhaolou power plant project	No	No	RMB9,653,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	3 years	6.15%	Supplement for working capital	No	No	—

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.8 billion	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	—

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.9 billion	5 years	6.40%	Construction of methanol project	No	No	RMB54,791,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.592 billion	5 years	6.40%	Consideration of Zhuan Longwan mining rights	No	No	RMB11,059,000

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Note:

1.	The Company’s entrusted loans have been approved in accordance with the relevant legal procedures and all the borrowers are controlled subsidiaries of the Company, therefore, the entrusted loans should not be considered as connected transactions.

The source of the above mentioned entrusted loans was the Company’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan of RMB190 million to Tianhao Chemicals has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and have no relation to the accruement of assets impairment.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Tianhao Chemicals, the details of which are shown in the following table.

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Shanxi Tianhao Chemical Company Limited	RMB200 million	5 years	6.40%	Construction of methanol project	No	No	—

Note:

1.	The entrusted loan involving Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan should not be considered as a connected transaction.

The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

(3)	Other investment financing and investment in derivatives

There was no other investment financing during the reporting period.

For details of the investment in derivatives during the reporting period, please see Note 24 of the financial statements prepared under the IFRS.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

3.	Use of fund raised

Not applicable.

4.	Projects of the Group using its own fund

Not applicable.

5.	Analysis of major subsidiaries and associated companies

Yancoal Australia

Yancoal Australia experienced a loss of RMB4.5875 billion in the first half of 2013 as compared with net profit of RMB2.6513 billion in the first half of 2012. This was mainly due to the fact that: (1) During the reporting period, the exchange loss of Yancoal Australia was RMB2.9839 billion as compared with exchange gains of RMB186.3 million in the same period of last year, resulting in the decrease of net profit by RMB2.2191 billion as compared with the same period of last year; (2) During the reporting period, the accrued impairment loss of intangible assets was RMB2.0996 billion, resulting in the decrease of net profit by RMB1.4697 billion as compared with the same period of last year; (3) Merger with Gloucester in the first half of 2012 made a net profit of RMB973.1 million; (4) The Mining Resources Rent Tax was RMB130 million during the reporting period as compared with that of RMB-1.0832 billion in the first half of 2012, resulting in the decrease of net profit by RMB1.2132 billion as compared with the same period of last year; (5) During the reporting period, the average coal sales price decreased, resulting in the decrease of net profit by RMB869.8 million as compared with the same period of last year.

For details of the operation of Yancoal Australia, please refer to the section headed “(I) Operational analysis by Industries, Products or Regions” under this chapter.

II.	CHANGES IN ACCOUNTING POLICIES

Pursuant to the new regulations promulgated by the International Financial Reporting Standards Committee with regard to the accounting method for overburden in advance in production phase of open cut mines, Yancoal Australia has made some adjustments to the accounting policy concerning the overburden in advance of open cut mines accordingly: the overburden in advance that meets the standard of capitalization will be amortized on the production basis; otherwise, the overburden in advance that does not meet the standard of recognition will be directly recognized as current profit and loss. As approved at the sixteenth meeting of the fifth session of the Board held on 19 August 2013, the overburden in advance occurring on 1 January 2013 and afterwards will be calculated according to the new regulation.

According to the new regulations, the carrying amount of the deferred overburden in advance related to open cut mine of the Group was RMB261.4 million (after tax: RMB183 million), which did not meet capitalization and thus the retained earnings at the beginning of 2013 should be decreased correspondingly. At the same time, data in the comparative financial statement should be adjusted accordingly.

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III.	PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL

(I)	Implementation of cash dividend plan during the reporting period

The 2012 annual general meeting of the Company held on 15 May 2013 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2012 cash dividends of RMB1.7706 billion (tax inclusive) to the Shareholders, i.e., RMB0.36 per share (tax inclusive). As at the date of this Interim Report, except for Yankuang Group, the 2012 cash dividends have been distributed to the Shareholders.

(II)	Mid-term profit distribution for the first half of 2013

The Company will not distribute any mid-term profit, nor will the Company increase its capital from capital reserve in the first half of 2013.

IV.	CAPITAL EXPENDITURE PLAN

The capital expenditure for the first half of 2013 and the estimated capital expenditure for the second half of 2013 of the Group are set out in the following table:

		The second	2013
	The first half of	half of 2013	(RMB100 million)
	2013	(Estimated)	Present	Previous
	(RMB100 million)	(RMB100 million)	estimate	estimate

The Company	4.148	10.795	14.943	20.869
Shanxi Neng Hua	0.165	0.606	0.771	0.416
Yulin Neng Hua	0.035	0.239	0.274	0.279
Heze Neng Hua	4.573	3.718	8.291	15.403
Hua Ju Energy	0.023	0.409	0.432	0.448
Ordos Neng Hua	5.534	13.828	19.362	34.182
Haosheng Company	1.751	3.397	5.148	6.728
Yancoal Australia	8.822	1.529	10.351	32.339
Yancoal International	1.777	0.007	1.784	9.382

Total	26.828	34.528	61.356	120.046

The Group possesses relatively sufficient financing facilities, which are expected to meet the operation and development requirements.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

V.	OUTLOOK

(I)	Market outlook for the second half of 2013

For the second half of 2013, it is expected that the global economy will recover slowly and the demand for coal will increase at very low speed. It is estimated that international coal market will still present an oversupply tendency as a whole and the coal price will hardly increase in a short period. While the slowing down of China’s economic growth rate, the Chinese government has issued a series of policies and measures to maintain overall steady and balanced development of the economy by adhering to the comprehensive arrangements of maintaining sustainable growth, structure adjustment and reforms promotion. Positive impacts on the coal-related industry of such measures will be reflected gradually. The increasing concentration of the coal industry, the marketization of coal prices and measures promulgated by the state on mitigating tax burdens of the coal industry are conductive to regulating market activities, which will promote sustainable and healthy development in the industry.

(II)	Operating strategies

Faced with complex and severe economic situation and unfavorable conditions, the Group will fully reinforce management and take more effective measures and actively respond to challenges to meet the target of achieving steady development. For the second half of 2013, the Group will primarily focus on the implementation of following operating strategies:

The Company will strengthen production and marketing administration and strive to reduce loss and increase profit. Firstly, the Company will optimize coal mine production system and the coal production organization, unlock the potential capacity and improve the quality and efficiency of coal production for coal mines within Shandong Province; boost sales to drive production and pay equal attention to production volume and profitability for coal mines outside Shandong Province; and release effective production capacity and moderately reduce low efficiency production capacity for overseas coal mines. Secondly, the Company will implement specialized management of coal washing by improving its washing process technology, increase clean coal recovery and coal washing efficiency. Thirdly, the Company will attach importance to marketing strategies and profitability. The Company will enhance study and judgment of market condition and establish a dynamic adjustment mechanism for production organization and product structure adaptable to the market and with quick response to increase profit and production capacity; By expediting the establishment of an international and domestic marketing system, the Company will achieve product complementation and prioritize the domestic and overseas resources in high-end markets: making use of the advantage in domestic market, the Company will introduce the products of Yancoal Australia to the domestic market.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

By implementing measures of striving to explore and develop potentials, the Company will strengthen control over operation. Firstly, the Company will strengthen its financial management to achieve centralized fund management and fund raising, mitigate sales cost, general and administrative cost, and lower financial cost to prevent financial risks. Secondly, the Company will enhance the budget management and strictly controlled the process of fund raising, planning and use of proceeds. Setting up an early warning system in relation to its cash management to ensure capital supply chain safety. The Company will further optimize its debt structure and lower the ratio of interest bearing loans and financial cost through replacing short-term debts with long-term debts and replacing high interest rate loans with low interest rate loans. Thirdly, the Company will focus on the cost control by unlocking potential capacity and improving efficiency, reducing costs and enhancing profitability and vigorously reduce investment in non-productive and low-efficient projects and all kinds of charges and expenses to ensure the efficient control over cost. Fourthly, the Company will accelerate management of enterprises running in the red, revitalize good quality assets by use of market leverage, disposal of assets with low profitability or unprofitability and allocate its advantageous resources to the development of advantageous industries and products.

The Company will strengthen projects construction management to support its continuous development. In order to mitigate risks in project investment activities, the Company will strengthen control over the project investment, duration, safety and quality with clear responsibility, and prohibit the constructions that are overdue, over budget or substandard. According to the nature and profitability of projects, the Company will control capital expenditure and promote the construction of projects with good return. We will emphasize the development of Zhuan Longwan, Shilawusu and Ying Panhao coal mine projects and the construction of 0.6 million tonnes methanol project; prudently expedite the construction of Wanfu coal mine of Heze Neng Hua and Zhaolou coal mine power plant, and the exploration of the potash assets in Canada.

The Company will enhance control over overseas assets management to achieve synergetic and orderly development inside and outside China. We will establish a sound internal control system and operation management system for overseas subsidiaries. The Company will promote LEAN cost management mode in the coal mines of Yancoal Australia to reduce cost and increase profitability. We will adequately prepare for the production expansion of Moolarben coal mine and exploration of the Ashton southeastern open cut coal mine project to improve the potentials in sustainable development. The Company will close overseas coal mines with low profitability to reduce cost and improve profitability and efficiency. The Company will actively and stably promote the share exchange between Yanzhou Coal and minority shareholders of Yancoal Australia.

The Company will strengthen the operational risk control to improve its operation standard. We will enhance safe production management and strengthen the implementation of safety system and infrastructure construction to safeguard the Company’s development. The Company will optimize its corporate governance system and operational mechanism to avoid operational risks relating to the Company’s listing status. The Company will strengthen the prevention of operational and development risks and focus on the control and avoidance of strategic, investment, market, financial and legal risks. We will carefully study the trend of international foreign exchange market and utilize various financial instruments such as hedging and foreign exchange futures to mitigate foreign exchange risks.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

(III)	Major Risks faced by the Company, Impact and Measures

1.	Risks arising from product price volatility

Affected by factors such as the slowdown of global economy growth and the adjustment of energy structure, the demand growth in domestic and overseas coal markets is falling, and the coal product price of the Group is subject to risks of decline, which will adversely affect the operating results of the Group.

Counter-measures: The Company will establish and optimize its market information analysis mechanism; proactively analyze and study the market; optimize marketing strategies; implement the strategy of “determining production volume based on anticipated sales” and “expanding sales volume and improving efficiency” to flexibly adjust the structure of products; strengthen controls on coal quality and improve the service quality to ensure economic benefit maximization.

2.	Risks arising from safety production

Coal mining, coal chemical and power generation are the three business sectors of the Group. As all of them are of high hazardous nature and of complex uncertainties in production, the Group faces the high risk of production safety.

Counter-measures: The Company will adhere to the sound safety policies; deepen the prevention and pre-control of safety risks; strengthen basic management of safety technique; solidly carry out safety technique trainings and specific rectification; increase input for safety production; reinforce safety supervision and examination to continuously improve the safety production across all business sectors.

3.	Risks arising from exchange rate fluctuation

Exchange rate fluctuation risks that the Group faces are mainly about fluctuation of US dollar and Australian dollar exchange rates. Subject to the exchange rate fluctuation risks, the exchange rate loss of the Group in the first half year of 2013 was RMB3.1085 billion. With the continuous expansion of business operations in the overseas market, the impacts concerning exchange gains and losses are increasing.

Counter-measures: The Company will strengthen scientific and effective monitoring; build the early warning mechanism for exchange rate fluctuation risk; make scientific research and judgments on the trend of international exchange rate; positively study the plan to prevent exchange risks and take effective measures to hedge exchange fluctuation risks in a timely manner.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

4.	Risks arising from debt financing

Due to the market collapse, net cash inflows of the Group decreased. Meanwhile, relative concentration of investment in construction in progress resulted in a large amount of capital needs. Under the background of the continuous implementation of the prudent monetary policy by the state government, the Group faces risks of harder in financing and higher debt level.

Counter-measures: The Company will accelerate the establishment of scientific and efficient fund raising assessment system; improve the debt risk precaution mechanism; dynamically evaluate the cash flow of operation, investment and financing etc.; predict the amount and time of financing need of the Group; extend financing channels and optimize the financing plan to ensure the controllable, sustainable and ordered turnover of cash flow.

5.	Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, it has become increasingly challenging for the Group to make operating decisions, manage its operations and control risks. The efficiency and effectiveness of management and control will directly affect our business operation quality and impact the Group’s business performance.

Counter-measures: In the principle of complying with laws and regulations as well as executing appropriate management and control, the Company will improve its overall management and control ability to meet the requirements of the internationalized operation of the Group; the Company will accelerate the building of integrated financial system, marketing system and purchasing system for domestic and overseas market and give full play to synergy effects of international industrial layout.

VI.	OTHER DISCLOSURES

(I)	The Impact of Exchange Rate Fluctuations

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	The overseas coal sales income as the overseas coal sales of the Group are denominated in U.S. dollars and Australian dollars;

2.	The exchange gains and losses of the foreign currency deposits and borrowings;

3.	The cost of imported equipment and accessories of the Group.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Affected by the changes in foreign exchange rates, the Group had the exchange loss of RMB3.1085 billion during the reporting period. This was mainly due to the fact that Yancoal Australia experienced exchange loss of RMB2.9839 billion during the reporting period. For details, please see Note VI.44 of the financial statements prepared under CASs.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(II)	Taxation

During the reporting period, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

(III)	Statements on the warnings and reasons for the expected accumulated net profit may be negative from the beginning of 2013 till the end of the next reporting period or there might be significant changes to accumulated net profit as compared with the same period of last year.

(the data of this section are prepared under CASs)

It is estimated that net profit attributable to the equity holders of the Company will decrease by RMB1.6142 billion in the first 3 quarters of 2013. The net profit attributable to the equity holders of the Company for the first 3 quarters of 2012 was RMB4.8266 billion.

Deducting the estimated foreign exchange loss of RMB3.9168 billion for the first 3 quarters of 2013 (based on related exchange rate by the end of July 2013) and the accrued impairment loss of intangible assets of RMB2.0996 billion, it is estimated that the net profit attributable to the equity holders of the Company for the first 3 quarters of 2013 will be RMB1.6875 billion.

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CHAPTER 4 SIGNIFICANT EVENTS

I.	CORPORATE GOVERNANCE

(I)	Corporate Governance

(in accordance with PRC regulatory requirements)

Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents issued by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance structure during the current reporting period as follows:

As approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013, amendments and improvements were made to terms concerning inside information governance and disclosure in the Rules for Disclosure of Information of Yanzhou Coal Mining Company Limited according to the regulatory requirements at home and abroad.

As approved at the 2012 annual general meeting held on 15 May 2013, according to the regulatory requirements and based on the actual situation, the Company made some amendments to related provisions concerning profit distribution in its Articles and added provisions in relation to the decision-making procedures for approving the mutual provision of loans among overseas subsidiaries of the Company. The Company also made corresponding amendments to related provisions in the Rules of Procedures for Shareholder’s General Meeting, the Rules of Procedures for the Board and the Terms of Reference for the General Manager Working Meeting based on the amendments to the Articles. For details, please refer to the announcements of the Company in relation to the “Proposed Amendments to the Articles of Association” dated 24 August 2012 and the “Announcement in relation to the Resolutions passed at the 2012 Annual General Meeting” dated 15 May 2013. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

(II)	Compliance with the Corporate Governance Code and the Model Code

(prepared under the regulatory rules of Hong Kong)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board is dedicated to the improvement of our corporate governance standard and regularly reviews corporate governance practices to ensure that the Company’s operation is in compliance with the laws, regulations and regulatory requirements of the places where the shares of the Company are listed.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedure for Shareholders’ General Meeting, the Rules of Procedure for the Board, the Rules of Procedure for Supervisory Committee Meeting, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 30 June 2013, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the on Corporate Governance Code (“the Code”) contained in Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are stricter than the Code.

During the reporting period, there was no significant difference between the Company’s compliance with the Code provisions with that disclosed in the Company’s 2012 annual report.

Having made specific enquiries to all Directors and Supervisors, during the reporting period, the Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules and the Code for Securities Transactions by Management of the Company. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less stringent than the required standard set out in the Model Code.

II.	LITIGATION, ARBITRATION AND MEDIA QUESTIONED EVENTS

There were no significant litigation, arbitration or media questioned events during the reporting period.

III.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITION, SALES AND MERGERS

(I)	Proposal on shares exchange transaction with minority shareholders of Yancoal Australia

The Company sent a written proposal to Yancoal Australia’s independent board committee on 8 July 2013 that the Company would acquire the remaining 22% of Yancoal Australia’s issued shares from other public shareholders (the “Minority Shareholders”) who will receive Yanzhou CHESS Depositary Interests (the “CDIs”) and the shares underlying the CDIs will be the H Shares and those CDIs will be traded on the Australian Securities Exchange (“ASX”) (the “Shares Exchange Transaction”). After the Share Exchange Transaction, Yancoal Australia will be delisted from ASX and become a wholly-owned subsidiary of the Company.

As at the date of this Interim Report, the Company and Yancoal Australia’s independent board committee have been undertaking due diligence and value assessment and the details of the Shares Exchange Transaction are subject to further negotiation. The Shares Exchange Transaction is subject to approval procedures from both domestic and overseas regulatory departments.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

For details, please refer to the announcement in relation to the Shares Exchange Transaction of the Company dated 8 July 2013. The above announcement was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

(II)	Asset Disposal of Tianhao Chemicals

Since April 2012, Tianhao Chemicals methanol project has ceased production due to the shortage of raw materials supply. It was approved to publicly sell the methanol assets at the 2012 first extraordinary general meeting of Tianhao Chemicals. The appraisal value for Tianhao Chemicals asset was RMB268 million as valued by Shandong Zhongxin Assets Appraisal Co., Ltd. The transaction is currently in the process of performing the procedure for asset disposal.

V.	CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly continuing connected transactions and temporary asset purchase transactions entered into with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services.

(I)	Continuing Connected Transactions

At the 2011 annual general meeting held on 22 June 2012, five continuing connected transaction agreements, namely, the “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. The main ways to determine transaction price include state price, market price and reasonable price. State price shall be adopted when available; Market price is applied when the state price is not available; Reasonable price (reasonable cost adds reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013, the Company and Yankuang Group Finance Company Limited entered into the “Financial Services Agreement”. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions for the year 2013. The rates for the fees to be charged by Yankuang Group Finance Company Limited for the financial services to be provided to the Group shall be equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

1.	Continuing connected transaction of the supply of materials and services

(the data below are under CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB1.7334 billion for the first half of 2013. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB1.0209 billion.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder for the first half of 2013:

					Increase/ decrease of connected transactions (%)
	the first half of 2013		the first half of 2012
		Percentage of		Percentage of
	Amount (RMB’000)	Operating income (%)	Amount (RMB’000)	Operating income (%)

Sales of goods and provision of services by the Group to its Controlling Shareholder	1,733,384	6.62	2,100,530	7.43	-17.48
Sales of goods and provision of services by the Controlling Shareholder to the Group	1,020,894	3.90	1,114,646	3.94	-8.41

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder for the first half of 2013:

	Operating income (RMB’000)	Operating cost (RMB’000)	Gross Profits (RMB’000)

Coal sold to the Controlling Shareholder	1,471,344	880,747	590,597

2.	Continuing connected transaction of pension fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide the Group’s employees with free management and handling services of endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maturity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in the first half of 2013 was RMB748.4 million.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

3.	Continuing connected transaction of financial services

Pursuant to the “Financial Services Agreement”, as at 30 June 2013, the balance of deposit and loan of the Group with Yankuang Group Finance Company Limited was RMB2.1024 billion and RMB33.616 million, respectively.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in the first half of 2013.

The following table sets out the details of the annual transaction caps for 2013 and actual transaction amounts in the first half of 2013 for the above continuing transactions.

No	Type of connected transaction	Agreement	Annual transaction cap for the year 2013	Value of transaction for the first half of 2013
			(RMB’000)	(RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	1,404,710	266,007
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,501,050	754,887
3	Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,658,420	748,398
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Agreement	4,180,900	1,679,386
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	53,998
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balance		2,150,000	2,102,363
	– comprehensive credit facility services		2,000,000	33,616
	– miscellaneous financial services fees		28,540	0

(II)	As at 30 June 2013, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

Details of the Group’s related-party transactions prepared in accordance with the IFRS are set out in Note 26 to the consolidated financial statements herein, or Note VII as prepared in accordance with CASs. Certain related-party transactions set out in Note 26 to the consolidated financial statements prepared in accordance with the IFRS, or Note VII as prepared in accordance with CASs, also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this Chapter, the Group was not a party to any other material connected transactions during the current reporting period.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

VI.	MATERIAL CONTRACTS AND PERFORMANCE

(I)	During the current reporting period, the Group has not been involved in any trust arrangement, contract or lease of any other companies’ assets or any trust arrangement, contract or lease of the Group’s assets to any other companies, nor such transactions that occurred in the previous period but were extended to this period.

(II)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees (excluding guarantees to the controlled subsidiaries)
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period(A)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	6.11
Total balance of guarantee to controlled subsidiaries by the end of the reporting period(B)	273.04
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	273.04
Percentage of total amount of guarantee in the equity attributable to the shareholders of the Company (%)	70.32%
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	273.04
Total amount of guarantee exceeding 50% of equity attributable to the shareholders (E)	78.91
Total amount of the above 3 categories guarantees (C+D+E)	351.95

Note:	The above table is prepared based on CASs and calculated on the formula of USD1=RMB6.1787 and AUD1=RMB5.7061.

1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

As approved at the 2011 annual general meeting, the Company provided guarantees to Yancoal Australia which took a bank loan of USD2.94 billion for acquisition of equity interests in Yancoal Resources.

As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the sixth meeting of the fifth session of the Board, the Company issued bank guarantee to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for the bank loan of USD203 million.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

A total of AUD192 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

2.	Information on guarantees arising during the current reporting period:

As approved at the 2011 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee, not exceeding AUD300 million, for their daily operation. During the reporting period, there were AUD107 million performance deposits and performance guarantees in total for needed operation of Yancoal Australia and its subsidiaries.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Group during the reporting period; there were no other external guarantees during the reporting period.

(III)	Other Material Contracts

Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

VII.	INVESTOR RELATIONS

The Company has been constantly improving the Rules for the Management of Investors’ Relationship and has been carrying out the management of investors’ relationship through effective information collection, compilation, examination, disclosure and feedback control procedures. In the first half of 2013, the Company has achieved the two-way communication with capital market through conducting international and domestic road-shows, attending investment strategy meetings organized by brokers at home and abroad, welcoming the investors for site investigation and making full use of “SSE e-interaction platform”, consulting telephone, fax and e-mail. The Company had meetings with more than 630 analysts, fund managers and investors in total.

VIII.	OTHER SIGNIFICANT EVENTS DISCLOSURES

(Prepared in accordance with the Hong Kong listing rules)

Repurchase, sale or redemption of listed shares of the Company

The 2012 annual general meeting was convened by the Company on 15 May 2013, pursuant to which a general mandate was granted to the Board to issue additional H Shares during the relevant authorized period. Depending on the needs and market conditions, upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles, the issuance amount shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

The 2012 annual general meeting, the 2013 first class meeting of the holders of A Shares and the 2013 first class meeting of the holders of H Shares were convened by the Company on 15 May 2013, pursuant to which a general mandate was granted to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution. Under the general mandate, the Board is authorized to repurchase H Shares during the relevant authorized period and to determine the relevant matters in relation to the repurchase of H Shares according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

As at the date of this Interim Report, the Company has not exercised the above mentioned general mandates.

Save as disclosed above, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salary for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salary is paid after the performance assessment is carried out in the following year.

The remuneration policy for other employees of the Group is principally a position and performance remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Performance payment is linked to the Company’s overall economic efficiency and individual performance.

Auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) as its domestic and international auditors, respectively.

As approved at the 2012 annual general meeting held on 15 May 2013, the Company engaged Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as its domestic and international auditors of the Company for the year 2013.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

IX.	DURING THE REPORTING PERIOD, NEITHER THE COMPANY NOR ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES OF THE COMPANY, ACTUAL CONTROLLING PERSONS HAVE BEEN INVESTIGATED BY THE RELEVANT AUTHORITIES, IMPOSED ANY COMPULSORY MEASURES BY JUDICIAL DEPARTMENTS, TRANSFERRED TO JUDICIAL ORGANISATION OR PROSECUTED FOR CRIMINAL LIABILITY, AUDITED BY THE CSRC, BANNED FROM ENTERING INTO THE SECURITIES MARKET, PUBLICLY CRITICIZED OR CONFIRMED AS NON-FIT AND PROPER PERSONS, OR PUBLICLY REPRIMANDED BY OTHER ADMINISTRATIVE DEPARTMENTS OR THE STOCK EXCHANGES.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS

I.	CHANGES IN SHARE CAPITAL

During the current reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 30 June 2013, the share capital structure of the Company was as follows:

		Unit: share
		Percentage
	Shares	(%)

1. Listed shares with restricted trading moratorium	2,600,021,800	52.8632
Shares held by state-owned legal person	2,600,000,000	52.8627
Natural person shareholding in A Shares	21,800	0.0005
2. Shares without trading moratorium	2,318,378,200	47.1368
A Shares	359,978,200	7.3190
H Shares	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000

As at the latest practicable date prior to the issue of this Interim Report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

II.	SHAREHOLDERS

(I)	Total Number of the Shareholders as at the End of the Reporting Period

As of 30 June 2013, the Company had a total of 107,746 Shareholders, of which three were holders of A Shares subject to a trading moratorium, 107,460 were holders of A Shares without a trading moratorium and 283 were holders of H Shares.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

(II)	Top Ten Shareholders

Based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2013, the top ten Shareholders were as follows:

Unit: share
Total number of Shareholders	107,746

Shareholdings of the top ten Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital	Number of shares held	Increase/ decrease during the reporting period	Number of shares held with selling restrictions	Number of pledged or locked shares
		(%)		(shares)

Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC (Nominees) Limited	Foreign legal person	39.65	1,950,282,345	-2,665,600	0	Unknown
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.07	3,593,296	-1,099,205	0	3,600
ICBC-Shanghai Stock 50 Transactional Open-end Index Securities Investment Fund	Others	0.06	3,007,099	-1,801,230	0	0
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,538,200	639,000	0	0
Shandong International Trust Co., Ltd.	State-owned legal person	0.05	2,410,000	310,000	0	0
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,321,781	877,500	0	0
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.04	2,076,546	-651,349	0	0
New China Life Insurance Co., Ltd.-universal insurance-018L-WN001-Shanghai	Others	0.03	1,697,700	356,357	0	0
China Asset Management (Hong Kong) Limited-China CSI300 Index ETF	Others	0.03	1,364,138	-186,054	0	0

Yanzhou Coal Mining Company Limited Interim Report 2013    41

CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

HKSCC (Nominees) Limited	1,950,282,345	H Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	3,593,296	A Shares
ICBC-Shanghai Stock 50 Transactional Open-end Index Securities Investment Fund	3,007,099	A Shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,538,200	A Shares
Shandong International Trust Co., Ltd.	2,410,000	A Shares
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	2,321,781	A Shares
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	2,076,546	A Shares
New China Life Insurance Co., Ltd.-universal insurance-018L-WN001-Shanghai	1,697,700	A Shares
China Asset Management (Hong Kong) Limited-China CSI300 Index ETF	1,364,138	A Shares
Sun Shuhua	1,257,800	A Shares
Connected relationship or concerted-party relationship among the above Shareholders

The fund managers of ICBC-
Shanghai Stock 50 Transactional
Open-end Index Securities
Investment Fund, ICBC-China
CSI300 Transactional Open-end
Index Securities Investment Fund
are China Asset Management Co.,
Ltd. The fund manager of China
Asset Management (Hong Kong)
Limited- China CSI300 Index
ETF is China Asset Management
(Hong Kong) Limited, the wholly-
owned subsidiary of China Asset
Management Co., Ltd. Apart from
this, it is not known whether other
Shareholders are connected with
one another or whether any of
these Shareholders fall within the
meaning of parties acting in
concert.

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

42    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

(III)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 30 June 2013, other than the Directors, Supervisors or chief executive of the Company, there were no other persons which were substantial shareholders of the Company or had interest or short position in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”): II. be recorded in the register to be kept pursuant to Section 336 of the SFO: III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company

Templeton Asset Management Ltd.	H Shares	Investment manager	156,573,032	Long position	7.99%	3.18%
JP Morgan Chase & Co.	H Shares	Beneficial owner	32,822,309	Long position	1.68%	0.67%
			24,508,969	Short position	1.25%	0.50%
		Investment manager	585,468	Long position	0.03%	0.01%
		Custodian corporation/ approved lending agent	96,871,341	Long position	4.95%	1.97%
Deutsche Bank Aktiengesellschaft	H Shares	Beneficial owner	70,670,702	Long position	3.61%	1.44%
			61,283,506	Short position	3.13%	1.25%
		Interest of controlled corporations	1,226,000	Long position	0.06%	0.02%
			201,800	Short position	0.01%	0.004%
		Person having a security interest in shares	55,335,033	Long position	2.83%	1.13%
			49,938,473	Short position	2.55%	1.02%
		Custodian corporation/ approved lending agent	5,522,000	Long position	0.28%	0.11%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%
Morgan Stanley	H Shares	Interest of controlled corporations	103,409,798	Long position	5.28%	2.10%
			84,367,465	Short position	4.30%	1.72%
UBS AG	H Shares	Beneficial owner	60,888,572	Long position	3.11%	1.24%
			95,397,998	Short position	4.87%	1.94%
		Person having a security interest in shares	502,700	Long position	0.03%	0.01%
		Interest of controlled corporations	37,942,602	Long position	1.94%	0.77%
			35,931,252	Short position	1.83%	0.73%

Notes:

1.	The percentage figures above have been rounded off to the nearest second decimal place.

2.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, no other Shareholders recorded in the register of the Company as at 30 June 2013 had an interest of 5% or more of the Company’s issued Shares.

During the reporting period, the Company’s controlling shareholder or its actual controller remain unchanged.

Yanzhou Coal Mining Company Limited Interim Report 2013    43

CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 30 June 2013, the current and resigned Directors, Supervisors and senior management during the reporting period together held 21,800 of the Company’s shares, representing 0.0005% of the total issued share capital of the Company.

As at 30 June 2013, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Name	Title	Number of shares hold at the beginning of the period	Increase during the reporting period	Decrease during the reporting period	Number of shares held at the end of the reporting period	Reasons for the change
		(shares)	(shares)	(shares)	(shares)

Wu Yuxiang	Director, Chief Financial Officer	20,000	0	0	20,000	unchanged
Song Guo	Former Chairman of Supervisory Committee	1,800	0	0	1,800	unchanged

All of the above disclosed interests represent long positions in the Company’s shares.

Save as disclosed above, none of the Directors, Supervisors or senior management of the Company held any Company’s shares, share options or granted restricted stocks. During the six months ended 30 June 2013, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company to subscribe for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

44    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

II.	APPOINTMENT OR RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I)	Changes of Members of the Fifth Session of the Board

Mr. Li Weimin has tendered his resignation to the Board and resigned from the positions of the Chairman of the Company and the Director with effect from 22 July 2013 due to work allocation.

Mr. Wang Xin has tendered his resignation to the Board and resigned from the positions of the Vice Chairman of the Company and the Director with effect from 22 July 2013 due to work allocation.

As considered and approved at the fifteenth meeting of the fifth session of the Board held on 22 July 2013, Mr. Shi Xuerang was elected as the acting chairman of the Board to perform his duty as the Chairman.

As considered and approved at the fifteenth meeting of the fifth session of the Board held on 22 July 2013, Mr. Zhang Xinwen and Mr. Li Xiyong was nominated as candidates of Directors and their respective term of office is proposed to start from the effective date of the appointments to the conclusion of the general meeting of the Company for the purpose of electing the members of the sixth session of the Board. Such proposed appointments will be subject to the Shareholders’ approval at the 2013 first extraordinary general meeting of the Company.

(II)	Changes of Members of the Fifth Session of the Supervisory Committee

Due to work allocation, Mr. Song Guo has tendered his resignation to the supervisory committee of the Company and resigned from the positions of a Supervisor and the chairman of the supervisory committee of the Company with effect from 15 May 2013.

Mr. Zhou Shoucheng has reached his age of retirement and has tendered his resignation to the supervisory committee of the Company. He resigned from the positions of a Supervisor and the deputy chairman of the supervisory committee of the Company with effect from 15 May 2013.

As considered and approved by the tenth meeting of the fifth session of the supervisory committee of the Company held on 15 May 2013, Mr. Zhang Shengdong was appointed as the acting chairman of the fifth session of the supervisory committee of the Company to perform his duty as the chairman.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the current reporting period.

Yanzhou Coal Mining Company Limited Interim Report 2013    45

CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

III.	CHANGES IN TITLES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SUBSIDIARIES OF THE COMPANY

(Prepared in accordance with the Hong Kong Listing Rules)

Title	Name	Before change	After change	New employment

Former Chairman	Li Weimin	Chairman of Yancoal Australia.	—	Since 22 July 2013
		Chairman of the board of directors of Yancoal International.	—	Since 16 August 2013

IX.	EMPLOYEES

As at 30 June 2013, the Group had a total of 71,739 employees, of whom 5,869 were administrative personnel, 4,824 were technicians, 44,452 were involved in production and 16,594 were other supporting staff.

As at June 30 2013, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB3.6021 billion.

46    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2013

		Six months ended 30 June
	Notes	2013	2012
		RMB’000	RMB’000
		(unaudited)	(unaudited)
			(restated)

Gross sales of coal	5	24,261,394	27,291,104
Railway transportation service income		211,008	226,551
Gross sales of electricity power		174,632	164,842
Gross sales of methanol		588,175	568,397
Gross sales of heat supply		5,482	35,491

Total revenue		25,240,691	28,286,385
Transportation costs of coal	5	(1,044,604)	(608,277)
Cost of sales and service provided	6	(18,695,805)	(19,463,335)
Cost of electricity power		(145,333)	(161,164)
Cost of methanol		(449,002)	(467,508)
Cost of heat supply		(2,934)	(21,338)

Gross profit		4,903,013	7,564,763
Selling, general and administrative expenses		(8,688,464)	(3,552,979)
Share of income of associates		113,626	66,617
Share of loss of joint ventures		(178,303)	—
Other income	7	454,158	2,032,550
Interest expenses	8	(940,392)	(775,394)

(Loss)/Profit before income taxes	9	(4,336,362)	5,335,557
Income taxes	10	1,252,939	(85,803)

(Loss)/Profit for the period		(3,083,423)	5,249,754

Attributable to:
Equity holders of the Company		(2,073,012)	5,223,101
Non-controlling interests		(1,010,411)	26,653

		(3,083,423)	5,249,754

(Loss)/Earnings per share, basic	12	RMB (0.42)	RMB1.06

(Loss)/Earnings per ADS, basic	12	RMB (4.21)	RMB10.62

Yanzhou Coal Mining Company Limited Interim Report 2013    47

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2013

	Six months ended 30 June
	2013 RMB’000 (unaudited)	2012 RMB’000 (unaudited) (restated)

(Loss)/Profit for the period	(3,083,423)	5,249,754

Items of other comprehensive income (after income tax) that will be reclassified subsequently to profit or loss:
Available-for-sale investments:
Change in fair value	(23,743)	253
Deferred taxes	5,936	2

	(17,807)	255

Cash flow hedges:
Cash flow hedge reserve recognized in other comprehensive income	(349,703)	23,079
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(92,604)	(3,076)
Deferred taxes	107,232	(6,219)

	(335,075)	13,784

Exchange difference arising on translation of foreign operations	(1,828,361)	(447,996)

Other comprehensive loss for the period	(2,181,243)	(433,957)

Total comprehensive (loss)/income for the period	(5,264,666)	4,815,797

Attributable to:
Equity holders of the Company	(4,000,628)	4,789,144
Non-controlling interests	(1,264,038)	26,653

	(5,264,666)	4,815,797

48    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2013

	Notes	At 30 June 2013 RMB’000 (unaudited)	At 31 December 2012 RMB’000 (audited) (restated)

ASSETS
CURRENT ASSETS
Bank balances and cash		8,323,316	12,717,358
Term deposits		1,886,477	3,186,957
Restricted cash	13	487,882	190,090
Bills and accounts receivable	14	4,698,363	7,459,603
Royalty receivable	24	94,410	114,798
Inventories		1,751,805	1,565,531
Prepayments and other receivables	15	7,317,278	4,196,999
Prepaid lease payments		18,418	18,418
Derivative financial instruments		11,495	90,731
Tax recoverable		86,682	293,006
Overburden in advance		37,173	—

TOTAL CURRENT ASSETS		24,713,299	29,833,491

NON-CURRENT ASSETS
Intangible assets	16	39,841,687	33,634,245
Prepaid lease payments		692,765	695,675
Property, plant and equipment	17	39,036,561	39,503,103
Goodwill		2,488,810	2,573,811
Investments in securities	18	182,544	207,076
Interests in associates		2,663,723	2,624,276
Interests in joint ventures		705,576	998,628
Long term receivables		1,889,610	2,001,458
Royalty receivable	24	1,035,713	1,234,649
Deposits made on investments		117,926	3,253,381
Deferred tax assets	22	5,835,772	5,605,284

TOTAL NON-CURRENT ASSETS		94,490,687	92,331,586

TOTAL ASSETS		119,203,986	122,165,077

Yanzhou Coal Mining Company Limited Interim Report 2013    49

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT 30 JUNE 2013

	Notes	At 30 June 2013 RMB’000 (unaudited)	At 31 December 2012 RMB’000 (audited) (restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	19	2,235,515	6,811,760
Other payables and accrued expenses		10,272,385	9,013,797
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	3,596,017	3,291,857
Amounts due to Parent Company and its subsidiary companies		60,079	93,712
Borrowings-due within one year	21	8,356,622	7,712,592
Contingent value rights shares liabilities		1,365,306	—
Long term payable-due within one year		707,013	399,553
Derivative financial instruments		492,537	128,077
Tax payable		451,398	1,171,341

TOTAL CURRENT LIABILITIES		27,536,872	28,622,689

NON-CURRENT LIABILITIES
Borrowings-due after one year	21	36,621,494	33,283,790
Deferred tax liabilities	22	8,392,621	7,563,950
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	455,137	478,409
Contingent value rights shares liabilities		—	1,432,188
Long term payable-due after one year		1,964,286	2,063,922

Total non-current liabilities		47,433,538	44,822,259

Total liabilities		74,970,410	73,444,948

Capital and reserves	23
Share capital		4,918,400	4,918,400
Reserves		34,840,382	40,611,634

Equity attributable to equity holders of the Company		39,758,782	45,530,034
Non-controlling interests		4,474,794	3,190,095

TOTAL EQUITY		44,233,576	48,720,129

TOTAL LIABILITIES AND EQUITY		119,203,986	122,165,077

50    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2013

	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050
Effect on change in accounting policy	—	—	—	—	—	—	—	(183,009)	(183,009)	—	(183,009)

Balance at 1 January 2012 (restated)	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,687	42,451,481	690,560	43,142,041
Profit for the period (unaudited) (restated)	—	—	—	—	—	—	—	5,223,101	5,223,101	26,653	5,249,754
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	255	—	—	255	—	255
– Cash flow hedge reserve recognized	—	—	—	—	—	—	13,784	—	13,784	—	13,784
– Exchange difference arising on translation of foreign operations	—	—	—	—	(447,996)	—	—	—	(447,996)	—	(447,996)

Total comprehensive income for the period (unaudited)	—	—	—	—	(447,996)	255	13,784	5,223,101	4,789,144	26,653	4,815,797
Transactions with owners (unaudited)
– Appropriations to reserves	—	—	477,426	—	—	—	—	(477,426)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(352)	(2,803,840)
– Disposal of partial equity interest in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,100	2,138,129

Total transactions with owners (unaudited)	—	—	477,426	—	—	—	—	(3,711,885)	(3,234,459)	2,568,748	(665,711)

Balance at 30 June 2012	4,918,400	2,981,002	4,628,211	4,551,760	(824,828)	72,205	(94,487)	27,773,903	44,006,166	3,285,961	47,292,127

Yanzhou Coal Mining Company Limited Interim Report 2013    51

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED 30 JUNE 2013

	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000

Balance at 1 January 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	3,264,842	49,091,198

Effect on change in accounting policy	—	—	—	—	—	—	—	(296,322)	(296,322)	(74,747)	(371,069)

Balance at 1 January 2013 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,095	48,720,129
Loss for the period (unaudited)	—	—	—	—	—	—	—	(2,073,012)	(2,073,012)	(1,010,411)	(3,083,423)
Other comprehensive loss (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	(17,807)	—	—	(17,807)	—	(17,807)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(335,075)	—	(335,075)	—	(335,075)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,574,734)	—	—	—	(1,574,734)	(253,627)	(1,828,361)

Total comprehensive loss for the period (unaudited)	—	—	—	—	(1,574,734)	(17,807)	(335,075)	(2,073,012)	(4,000,628)	(1,264,038)	(5,264,666)

Transactions with owners (unaudited):
– Appropriations to reserves	—	—	490,315	—	—	—	—	(490,315)	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	—	(1,770,624)
– Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
– Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	147,000	147,000

Total transactions with owners (unaudited)	—	—	490,315	—	—	—	—	(2,260,939)	(1,770,624)	2,548,737	778,113

Balance at 30 June 2013	4,918,400	2,981,002	5,286,319	4,975,378	(1,653,845)	49,791	(388,292)	23,590,029	39,758,782	4,474,794	44,233,576

52    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —   CONTINUED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2013

		Six months ended 30 June
	Notes	2013	2012
		RMB’000	RMB’000
		(unaudited)	(unaudited)

NET CASH (USED IN) FROM OPERATING ACTIVITIES		(166,614)	6,692,481

NET CASH (USED IN) FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(4,650,226)	(1,426,027)
Purchase of intangible assets		(13,124)	(397,871)
Decrease in term deposits		1,296,271	6,224,499
Increase in long term receivables		(156,229)	(1,114,604)
Acquisition of Beisu and Yangcun		—	(816,011)
Acquisition of Gloucester		—	280,092
Acquisition of Hao Sheng	25	(802,089)	—
Increase in investment in interest in an associate		—	(405,000)
(Increase) decrease in restricted cash		(328,843)	3,831
Decrease in deposits made on investments		153,000	244,476
Proceeds from disposal of intangible assets		355	—
Proceeds from disposal of property, plant and equipment		8,867	28,611

		(4,492,018)	2,621,996

NET CASH FROM FINANCING ACTIVITIES
Dividends paid		(129,600)	—
Proceeds from bank borrowings		7,338,719	6,313,000
Proceeds from issuance of guaranteed notes		—	6,312,900
Contribution from non-controlling interests		147,000	—
Repayments of bank borrowings		(3,353,407)	(11,503,000)
Capital return to non-controlling interests-payment to original shareholders of Gloucester		(3,621,487)	—
Dividends paid to non-controlling interests of a subsidiary		—	(352)

		381,225	1,122,548

Net (decrease) increase in cash and cash equivalents		(4,277,407)	10,437,025

CASH AND CASH EQUIVALENTS, AT JANUARY 1		12,717,358	8,145,297

Effect of foreign exchange rate changes		(116,635)	(8,026)

CASH AND CASH EQUIVALENTS, AT 30 JUNE REPRESENTED BY BANK BALANCES AND CASH		8,323,316	18,574,296

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional railway network that links these mines with the national railway grid. The Company’s ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal Australia”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB 1.5 billion in 2010.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and commenced production in 2008.

In 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resource Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (the “ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. The acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. The Company invested additional equity in the registered capital of Ordos by RMB2.6 billion. In 2011, the Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on 1 August 2011.

The Company entered into a sales and purchases agreement on 27 September 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on 30 December 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Subsidiaries of Yancoal International are, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on 30 September 2011.

On 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on 27 June 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on 28 June 2012. On 22 June 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

On 23 April 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on 31 May 2012.

During 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two independent third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. As at 30 June 2013, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures during the period, the Company contributed RMB153, 000,000, which represents 51% equity interest in that company.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

In the current period, the Group had applied, for the first time, the following new standards and interpretations and revised/amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January 2013 and are relevant to the Group’s condensed consolidated financial statements. Apart from this, the accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2012.

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle

IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 10	Consolidated Financial Statements

IFRS 11	Joint Arrangements

IFRS 12	Disclosure of Interests in Other Entities

IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

IFRS 13	Fair Value Measurement

IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income

IAS 19 (Revised)	Employee Benefits

IAS 28 (Revised)	Investments in Associates and Joint Ventures

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as describe below, the application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

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3.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

•	IFRS 11-Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31-Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

After the review and assessment by the directors of the Company, the directors concluded that the Group’s investment which was classified as jointly controlled entities under IAS 31 should be classified as joint ventures under IFRS 11 continue to apply the equity method.

•	IFRS 13-Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a “fair value hierarchy”. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

As a result of consequential amendments to the IAS 34, which require certain disclosures to be made in the interim condensed consolidated financial statements, the Group has applied the new fair value measurement and disclosure requirements prospectively. Disclosures of fair value information are set out in note 24.

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 require additional disclosures to be made in the other comprehensive section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the existing option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

3.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

•	IFRIC 20-Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure.

Prior to the effective of IFRIC 20, stripping costs of the Group and its joint ventures which comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs are deferred then charged to the condensed consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

The requirements in accordance with IFRIC 20 differs from the Group and its joint ventures’ previous policies in that only waste stripping costs which provide improved access to ore can be capitalized when certain criteria are met, and the capitalization and amortization of waste stripping costs is undertaken at the level of individual deposits or components thereof rather than on a whole-for-mine basis. In addition, specific transitional rules are provided to deal with any opening deferred stripping balances recognised under the previous accounting policies.

As a result of adoption of the IFRIC 20, any previously recognised asset balance that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) is reclassified as a part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated. Such balances are then amortised over the remaining expected useful life of the identified component of the orebody to which each predecessor stripping asset balance relates. If there is no identifiable component of the orebody to which the predecessor asset relates, it has been written off through opening retained earnings at the beginning of the earliest period presented. IFRIC 20 has been applied by Group and its joint ventures prospectively to production stripping costs incurred on or after the beginning of the earliest period presented.

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3.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

•	IFRIC 20-Stripping Costs in the Production Phase of a Surface Mine – continued

The effect of the application of IFRIC 20 on the consolidated balance sheet at 1 January 2012 and 31 December 2012 are as follows:

	Assets		Liabilities	Equity
					Non-
	Overburden in	Interests in	Deferred		controlling
	advance	joint ventures	tax liabilities	Reserves	interests
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2012 as previously reported	261,441	19,453	(3,895,304)	(37,716,090)	(690,560)
Adjustment on adoption of IFRIC 20	(261,441)	—	78,432	183,009	—

Balance at 1 January 2012 as restated	—	19,453	(3,816,872)	(37,533,081)	(690,560)

At 31 December 2012 as previously reported	448,889	1,086,985	(7,730,127)	(40,907,956)	(3,264,842)
Adjustment on adoption of IFRIC 20	(448,889)	(88,357)	166,177	296,322	74,747

Balance at 31 December 2012 as restated	—	998,628	(7,563,950)	(40,611,634)	(3,190,095)

The effects on the consolidated income statement for the year ended 31 December 2012 and for the six months ended 30 June 2012 are as follows:

	Increase in cost of sales and service provided	Share of result of joint ventures	Decrease in income taxes	Decrease in profit for the year/period
	RMB’000	RMB’000	RMB’000	RMB’000

For the period ended 30 June 2012	46,728	—	(14,018)	32,710
For the year ended 31 December 2012	187,448	88,357	(87,745)	188,060

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

4.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain subsidiaries and associates of the Company are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and finance services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain subsidiaries of the Company are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Business segments

For management purposes, the Group is currently organized into three operating divisions – mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

		For the six months ended 30 June 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	24,261,394	211,008	768,289	—	25,240,691
Inter-segment sales	180,718	14,185	199,610	(394,513)	—

Total	24,442,112	225,193	967,899	(394,513)	25,240,691

Inter-segmentrevenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	(2,262,144)	(8,846)	65,198	—	(2,205,792)

Unallocated corporate expenses					(1,475,451)
Unallocated corporate income					4,488
Share of profits of associates	19,632	—	93,994	—	113,626
Share of loss of joint ventures	(178,303)	—	—	—	(178,303)
Interest income					345,462
Interest expenses					(940,392)

Loss before income taxes					(4,336,362)
Income taxes					1,252,939

Loss for the period					(3,083,423)

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4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT – CONTINUED

		For the six months ended 30 June 2012
			Methanol,
		Coal railway	electricity and
	Mining	transportation	heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External sales	27,291,104	226,551	768,730	—	28,286,385
Inter-segment sales	125,274	25,069	173,458	(323,801)	—

Total	27,416,378	251,620	942,188	(323,801)	28,286,385

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT (restated)
Segment results	5,916,453	(16,258)	968	—	5,901,163

Unallocated corporate expenses					(263,007)
Unallocated corporate income					4,865
Share of profits of associates	19,264	—	47,353	—	66,617
Interest income					401,313
Interest expenses					(775,394)

Profit before income taxes					5,335,557
Income taxes					(85,803)

Profit for the period					5,249,754

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5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Coal sold in the PRC, gross	19,987,010	22,870,960
Less: Transportation costs	(199,790)	(142,480)

Coal sold in the PRC, net	19,787,220	22,728,480

Coal sold outside the PRC, gross	4,274,384	4,420,144
Less: Transportation costs	(844,814)	(465,797)

Coal sold outside the PRC, net	3,429,570	3,954,347

Net sales of coal	23,216,790	26,682,827

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000 (restated)

Materials	1,383,710	1,248,132
Wages and employee benefits	3,890,612	3,514,422
Electricity	369,871	339,677
Depreciation	1,037,139	891,468
Land subsidence, restoration, rehabilitation and environmental costs	853,859	1,137,826
Environmental protection	60,808	64,407
Annual fee and amortization of mining rights	638,592	604,431
Other transportation cost	4,263	34,228
Costs of traded coal	8,949,185	9,650,366
Business tax and surcharges	263,958	326,198
Others	1,243,808	1,652,180

	18,695,805	19,463,335

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	OTHER INCOME

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Interest income	345,462	401,313
Exchange gain, net	—	181,319
Bargain purchase	—	1,427,166
Others	108,696	22,752

	454,158	2,032,550

8.	INTEREST EXPENSES

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Interest expenses on:
– Bank and other borrowings wholly repayable within 5 years	906,208	657,961
– Bank and other borrowings not wholly repayable within 5 years	99,550	115,066
– Bills receivable discounted without recourse	17,637	2,367

	1,023,395	775,394
Less: Interest expenses capitalized into construction in progress	(83,003)	—

	940,392	775,394

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9.	(LOSS)/PROFIT BEFORE INCOME TAXES

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000

(Loss)/Profit before income taxes has been arrived at after charging/(crediting):

Depreciation of property, plant and equipment	1,511,222	1,267,866
Amortization of intangible assets
– Included in cost of sales and service provided	638,592	485,505
– Included in selling, general and administrative expenses	13,100	2,218

Total depreciation and amortization	2,162,914	1,755,589

Amortization of prepaid lease payments	2,541	8,912
Loss/(Gain) on disposal of property, plant and equipment	522	(4,203)
Impairment loss of intangible assets	2,099,572	—
Reversal of provision for impairment loss of inventory	(103,923)	—
Exchange loss/(gain), net	3,108,474	(181,319)
Provision for impairment loss of accounts receivable and other receivables	45,120	—

10.	INCOME TAXES

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000 (Restated)

Income tax:
Current taxes	928,564	1,347,455

Deferred tax (note 22):
Australian Minerals Resources Rent Tax	37,317	(1,097,243)
Others	(2,218,820)	(164,409)

Total deferred tax	(2,181,503)	(1,261,652)

	(1,252,939)	85,803

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%. The effective income tax rate of the Group for the current period is 28.89% (six months ended 30 June 2012: 1.61%).

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	DIVIDENDS

	For the six months ended 30 June
	2013	2012
	RMB’000	RMB’000

Final dividend approved, RMB0.36 per share (2012: RMB0.57)	1,770,624	2,803,488

Pursuant to the annual general meeting held on 15 May 2013, a final dividend in respect of the year ended 31 December 2012 was approved.

12.	(LOSS)/EARNINGS PER SHARE AND PER ADS

The calculation of the loss/earnings per share attributable to equity holders of the Company for the six months ended 30 June 2013 and 30 June 2012 is based on the loss and profit for the period of RMB2,073,012,000 and RMB5,223,101,000 respectively and on 4,918,400,000 shares in issue during both periods.

The loss/earnings per ADS have been calculated based on the loss/profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted loss/earnings per share have been presented as there are no dilutive potential shares in issue during the periods ended 30 June 2013 and 2012.

The earnings per share and per ADS for the six months ended 30 June 2012 has been restated to reflect the effect on adoption of the IFRIC 20.

13.	RESTRICTED CASH

At the balance sheet date, the restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group.

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14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

Accounts receivable	1,493,326	928,935
Less: Impairment loss	(26,343)	(2,532)

	1,466,983	926,403
Total bills receivable	3,231,380	6,533,200

Total bills and accounts receivable, net	4,698,363	7,459,603

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

1-90 days	1,399,867	3,423,025
91-180 days	3,261,930	3,954,398
181-365 days	24,502	80,812
Over 1 year	12,064	1,368

	4,698,363	7,459,603

15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

Advances to suppliers	3,077,135	729,216
Deposit for environment protection	817,008	813,212
Prepaid relocation costs of inhabitants	2,402,248	1,877,911
Others	1,020,887	776,660

	7,317,278	4,196,999

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16.	INTANGIBLE ASSETS

			Potash
			mineral
	Mining	Mining	exploration		Water
	reserves	resources	permit	Technology	licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2013	28,962,770	5,299,755	1,665,226	163,408	132,407	150,009	36,373,575
Exchange re-alignment	(2,667,970)	(649,660)	(114,425)	(20,755)	(997)	(15,874)	(3,469,681)
Acquisition of Hao Sheng (note 25)	12,089,682	—	—	—	—	—	12,089,682
Additions for the period	—	13,124	—	—	—	—	13,124
Disposal for the period	—	—	—	—	—	(13,217)	(13,217)
Reclassification	30,995	(13,504)	(17,491)	—	—	—	—

At 30 June 2013	38,415,477	4,649,715	1,533,310	142,653	131,410	120,918	44,993,483

Accumulated amortization and impairment
At 1 January 2013	2,544,570	163,408	—	—	—	31,352	2,739,330
Exchange re-alignment	(301,949)	(20,755)	—	—	(54)	(3,178)	(325,936)
Provided for the period	638,592	—	—	—	158	12,942	651,692
Eliminated on disposals	—	—	—	—	—	(12,862)	(12,862)
Impairment loss	2,099,572	—	—	—	—	—	2,099,572

At 30 June 2013	4,980,785	142,653	—	—	104	28,254	5,151,796

Carrying values
At 30 June 2013	33,434,692	4,507,062	1,533,310	142,653	131,306	92,664	39,841,687

At 31 December 2012	26,418,200	5,136,347	1,665,226	163,408	132,407	118,657	33,634,245

At 30 June 2013, intangible assets with a carrying amount of approximately RMB117,093,000 (31 December 2012: RMB1,960,908,000) have been pledged to secure the bank borrowings of the Group (note 21).

Given that the continuing decease in coal price during the period, management assessed the recoverable amount of Group’s intangible assets and concluded the recoverable amount of intangible assets owned by Moolarben Coal Pty and Stradford Coal Pty Limited were below its carrying amount, accordingly RMB2,099,572,000 impairment loss has been recognized.

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17.	PROPERTY, PLANT AND EQUIPMENT

	Freehold		Harbor			Plant,	Tran-
	land		works	Railway	Mining	machinery	sportation	Construction
	in Australia	Buildings	and crafts	structures	structures	and equipment	equipment	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1 January 2013	1,155,558	4,653,763	253,678	1,693,842	7,857,738	25,631,281	456,437	14,208,642	55,910,939
Exchange re-alignment	(152,046)	(73,237)	—	—	(418,101)	(1,277,817)	—	(353,093)	(2,274,294)
Acquisition of
Hao Sheng (note 25)	—	—	—	—	—	390	1,533	300,282	302,205
Additions for the period	883	1,005	—	—	63,797	138,902	—	2,445,639	2,650,226
Transfer	79,749	24,716	—	—	324,826	474,935	258	(904,484)	—
Disposal for the period	—	(4,000)	—	(2,795)	(22,069)	(201,750)	(3,058)	—	(233,672)
Reclassification	(2,851)	2,851	—	—	(343)	343	—	—	—

At 30 June 2013	1,081,293	4,605,098	253,678	1,691,047	7,805,848	24,766,284	455,170	15,696,986	56,355,404

Accumulated depreciation and impairment
At 1 January 2013	—	1,947,912	88,988	1,037,320	2,836,842	10,180,087	316,687	—	16,407,836
Exchange re-alignment	—	(7,680)	—	—	(89,107)	(279,907)	—	—	(376,694)
Provided for the period	—	84,996	—	79,954	195,322	1,129,439	21,511	—	1,511,222
Eliminated on disposal	—	(1,958)	—	(1,986)	(22,047)	(194,472)	(3,058)	—	(223,521)

At 30 June 2013	—	2,023,270	88,988	1,115,288	2,921,010	10,835,147	335,140	—	17,318,843

Carrying values
At 30 June 2013	1,081,293	2,581,828	164,690	575,759	4,884,838	13,931,137	120,030	15,696,986	39,036,561

At 31 December 2012	1,155,558	2,705,851	164,690	656,522	5,020,896	15,451,194	139,750	14,208,642	39,503,103

At 30 June 2013, property, plant and equipment and construction in progress with a carrying amount of approximately RMB4,724,518,000 (31 December 2012: RMB5,546,226,000) have been pledged to secure bank borrowings of the Group (note 21).

At 30 June 2013, the carrying amount of property, plant and equipment held under finance leases of the Group was approximately RMB301,555,000 (31 December 2012: RMB225,871,000).

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18.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

Investment in equity securities listed on the SSE
– Stated at fair value	143,829	167,572
Unlisted securities	38,715	39,504

	182,544	207,076

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

19.	BILLS AND ACCOUNTS PAYABLE

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

Accounts payable	2,119,000	2,906,612
Bills payable	116,515	3,905,148

	2,235,515	6,811,760

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At 30 June	At 31 December
	2013	2012
	RMB’000	RMB’000

1-90 days	1,675,637	6,384,206
91-180 days	277,474	224,505
181-365 days	119,458	68,640
Over 1 year	162,946	134,409

	2,235,515	6,811,760

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20.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June 2013
RMB’000

At the beginning of period	3,770,266
Exchange re-alignment	(101,792)
Unwinding of discount	7,269
Additional provision in the period	793,753
Utilization of provision	(418,342)

At the end of period	4,051,154

Presented as:
Current portion	3,596,017
Non-current portion	455,137

At the end of period	4,051,154

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

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21.	BORROWINGS

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	7,666,489	5,024,476
– Secured borrowings (ii)	646,702	657,876
Loan pledged by machineries	—	2,000,000
Finance Lease Liabilities (iii)	43,431	30,240

	8,356,622	7,712,592
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	7,604,427	3,875,665
– Secured borrowings (ii)	17,622,838	17,967,840
Finance Lease Liabilities (iii)	259,401	202,450
Guaranteed notes (iv)	11,134,828	11,237,835

	36,621,494	33,283,790

Total borrowings	44,978,116	40,996,382

(i)	Unsecured borrowings are repayable as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Within one year	7,666,489	5,024,476
More than one year, but not exceeding two years	338,073	256,000
More than two years, but not more than five years	3,266,354	3,619,665
More than five years	4,000,000	—

Total	15,270,916	8,900,141

The balance as of 30 June 2013 includes short-term loans of the Company amounting to RMB3,386,667,000 (31 December 2012: RMB3,110,432,000). Three short-term borrowings are denominated in Euro, equivalent to RMB1,045,160,000 (EUR130,165,000) carried interest at three-months LIBOR plus a margin of 2% (approximately 2.32%)(31 December 2012: 2.31%). One of the short-term borrowing is denominated in US dollar, equivalent to RMB975,364,000 (USD158,000,000) carried interest at one-year LIBOR plus a margin of 2.45% (approximately 3.13%) (31 December 2012: Nil). Other short-term loans are carried interest at 5.40% to 6.56% per annum (31 December 2012: 5.40%-6.56%).

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21.	BORROWINGS – CONTINUED

(i)	Unsecured borrowings are repayable as follows: – continued

The total amount of long-term borrowings of RMB8,667,299,000 (31 December 2012: RMB4,393,887,000), in which the amount of RMB1,149,872,000 is expired in one year. Including in the long-term borrowings, RMB borrowings with amount RMB2,270,978,000 are carried interest at 6.90% per annum. During the period, three new borrowings entered are denominated in United States dollar. Two of them are carried interest at three-months LIBOR plus a margin of 2.4% (approximately 2.72%), equivalent to RMB3,748,241,000 (USD596,000,000). One of them are carried interest at three-months LIBOR plus a margin of 1.2%(approximately 1.52%), equivalent to RMB33,616,000 (USD5,360,000). Other long-term loans are carried interest at annual interest rate ranged from 5.76% to 6.15% (31 December 2012: 5.80%). The interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). Long-term loans guaranteed by the Parent Company.

The loan of Shanxi Tianchi was a loan which acquired before the acquisition of Shanxi Tianchi with the amount of RMB99,000,000 (31 December 2012: RMB110,000,000) carried interest at 7.05% (31 December 2012: 7.05%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC. This loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The loan is guaranteed by the Parent Company.

The amount of the loan of Heze is RMB10,000,000 (31 December 2012: RMB10,000,000) carried interest at 7.05% (31 December 2012: 7.05%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC.

The two short-term borrowings of Yancoal International are denominated in USD, amounting to RMB3,107,950,000 (USD503,000,000) (31 December 2012: RMB1,275,822,000). One of them amounted to RMB1,254,302,000 (USD203,000,000) (31 December 2012: RMB1,275,822,000), carried interest at LIBOR plus a margin of 1.7% (approximately 1.97%) (31 December 2012: LIBOR plus 1.7%, approximately 2.01%). The other one amounted to RMB1,853,648,000 (USD300,000,000), carried interest at three-months LIBOR plus a margin of 1.55% (approximately 1.82%). The loan will be fully repayable at maturity.

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21.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Within one year	646,702	657,876
More than one year, but not exceeding two years	640,474	685,521
More than two years, but not more than five years	67,639	1,105,228
More than five years	16,914,725	16,177,091

Total	18,269,540	18,625,716

At 30 June 2013, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB18,163,247,000 (USD2,939,655,000) (31 December 2012: RMB18,503,917,000). The borrowings of RMB11,924,891,000 (USD1,930,000,000) (31 December 2012: RMB12,148,554,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.07%). The borrowings of RMB278,041,000 (USD45,000,000) (31 December 2012: RMB283,256,000) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.02%). The borrowings of RMB5,960,315,000 (USD964,655,000) (31 December 2012: RMB6,072,107,000) carried interest at three-month LIBOR plus 2.8% (approximately 3.07%). Other borrowings arose from the acquisition of Gloucester, amounting to RMB106,293,000 (USD17,203,000) (31 December 2012: RMB121,799,000) carried interest at 5.68%. The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s intangible assets (note 16), property, plant and equipment (note 17) and other assets in Yancoal Resources.

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21.	BORROWINGS – CONTINUED

(iii)	Finance lease liabilities are repayable as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Minimum payments
Within one year	56,411	44,829
More than one year, but not exceeding two years	58,043	44,832
More than two years, but not exceeding five years	212,975	148,641
More than five years	14,815	27,090

	342,244	265,392
Less: Future finance charges	(39,412)	(32,702)

Present value of lease payments	302,832	232,690

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Present value of minimum payments
Within one year	43,431	30,240
More than one year, but not exceeding two years	61,739	46,943
More than two years, but not exceeding five years	185,217	140,829
More than five years	12,445	14,678

	302,832	232,690
Less: Amounts due within one year and included in current liabilities	(43,431)	(30,240)

Amounts due after one year and included in non-current liabilities	259,401	202,450

Finance lease liabilities of RMB302,832,000 (AUD53,072,000) (31 December 2012: RMB232,690,000) which carried interest at 7.74% (31 December 2012: 7.74%) per annum.

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21.	BORROWINGS – CONTINUED

(iv)	Guaranteed notes are detailed as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Guaranteed notes denominated in USD repayable within two to five years	2,780,472	2,828,176
Guaranteed notes denominated in RMB repayable within two to five years	991,800	990,600
Guaranteed notes denominated in USD repayable after five years	3,398,356	3,456,659
Guaranteed notes denominated in RMB repayable after five years	3,964,200	3,962,400

	11,134,828	11,237,835

The USD guaranteed notes as at 30 June 2013 and 31 December 2012 were issued by a subsidiary of the Company on 16 May 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes are unconditionally secured by the Company and the respective security is non-cancellable. The notes are listed on Hong Kong Stock Exchange during the period by way of issuing to professional investors only. For the period ended 30 June 2013, there was no redemption on the notes.

With the approval from China Securities Regulatory Commission in 2012, the Company is allowed to issue RMB notes within PRC domicile, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 were issued to the public and institutional investors respectively. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At 30 June 2013, RMB notes of RMB4,956,000,000 (31 December 2012: RMB4,953,000,000) include notes of RMB3,964,200,000 (31 December 2012: RMB3,962,400,000) with a maturity period of ten years and interest rate of 4.20% per annum and notes of RMB991,800,000 (31 December 2012: RMB990,600,000) with a maturity period of five years and interest rate of 4.95% per annum. For the period ended 30 June 2013, there was no redemption on the notes.

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22.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (mining reserves) RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000

At 1 January 2012	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)
Effect on changes in accounting policy	—	—	—	78,432	—	—	78,432

At 1 January 2012 (restated)	(23,615)	(231,407)	(2,183,756)	(76,385)	—	33,456	(2,481,707)
Exchange re-alignment (restated)	—	(2,253)	(90,646)	25,221	16,160	—	(51,518)
Acquisition of Beisu and Yangcun	—	—	(47,375)	4,109	—	—	(43,266)
Acquisition of Gloucester	—	—	(1,851,996)	778,477	258,003	—	(815,516)
Credit (charge) to other comprehensive income	1,481	—	—	—	—	(28,641)	(27,160)
Deferred tax arising from the restructuring of Australian subsidiaries	—	—	—	(141,067)	—	—	(141,067)
Credit (charge) to the consolidated income statement (restated)	—	(9,227)	538,989	207,221	864,585	—	1,601,568

At 31 December 2012 and 1 January 2013	(22,134)	(242,887)	(3,634,784)	797,576	1,138,748	4,815	(1,958,666)
Exchange re-alignment	—	80,018	407,721	(111,975)	(247,549)	1,352	129,567
Acquisition of Hao Sheng (note 25)	—	—	(3,022,421)	—	—	—	(3,022,421)
Credit (charge) to other comprehensive income	5,936	—	—	—	—	107,232	113,168
Credit (charge) to the consolidated income statement (note 10)	—	(194,101)	798,735	838,200	738,669	—	2,181,503

At 30 June 2013	(16,198)	(356,970)	(5,450,749)	1,523,801	1,629,868	113,399	(2,556,849)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

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22.	DEFERRED TAXATION – CONTINUED

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000 (restated)

Deferred tax assets	5,835,772	5,605,284
Deferred tax liabilities	(8,392,621)	(7,563,950)

	(2,556,849)	(1,958,666)

There was no material un-provided deferred tax for the period or at the balance sheet date.

23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total

Number of shares
At 31 December 2012 and 30 June 2013	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid
	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2012 and 30 June 2013	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from 1 January 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from 1 February 2012 onwards) for each tonne of raw coal mined from 1 May 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From 1 February 2012 onwards, the amount for each tonne of raw coal mined increased to RMB15. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Yulin and Shanxi Tianhao, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at 30 June 2013 was RMB1,387,821,000 (31 December 2012: RMB1,019,799,000).

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

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23.	SHAREHOLD ERS’ EQUITY – CONTINUED

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June 2013 is the retained earnings computed under PRC GAAP which amounted to approximately RMB23,640,034,000 (31 December 2012: RMB23,733,069,000).

24.	FAIR VALUES

The following table presents the carrying value of the Group’s financial instruments measured at fair value across the three levels of the fair value hierarchy.

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000

At 30 June 2013
Financial assets
Available-for-sale investments
– Investments in securities listed on the SSE	143,829	—	—	143,829
Derivative financial instruments
– Forward foreign exchange contracts	—	10,615	—	10,615
– Foreign exchange collar option	—	880	—	880
Royalty receivable (i)	—	—	1,130,123	1,130,123

	143,829	11,495	1,130,123	1,285,447

Financial liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	347,577	—	347,577
– Foreign exchange collar option	—	68,623	—	68,623
– Interest rate swap contracts	—	76,337	—	76,337
CVR shares (ii)	1,365,306	—	—	1,365,306

	1,365,306	492,537	—	1,857,843

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24.	FAIR VALUES – CONTINUED

The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

The fair value of available-for-sales investment and CVR shares were determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

(i)	Royalty receivable

2013 RMB’000

At beginning of the period	1,349,447
Cash received	(27,470)
Unwinding discount	69,506
Exchange re-alignment	(167,913)
Change in fair value recognised in the condensed consolidated income statement	(93,447)

At the end of the period	1,130,123

Current portion	94,410
Non-current portion	1,035,713

1,130,123

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial asset has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

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24.	FAIR VALUES – CONTINUED

(i)	Royalty receivable – continued

The royalty receivable is measured based on management expectations of the future cash flows with the input of expected sales volume, price and exchange rates with the re-measurement recorded in the consolidated income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 7) and the fair value change is included in selling, general and administrative expenses.

(ii)	CVR shares

The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the transaction is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders (or shares of the condition that is required by the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to enroll the new securities and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

The CVR shares are stated at market value. The current period fair value gain for the CVR shares is RMB123,394,000 (For the period ended 30 June 2012: Nil).

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25.	ACQUISITION OF HAO SHENG

On 31 January 2013, the Company completed the acquisition of 74.82% equity intersect in Hao Sheng, the purpose of acquisition is to obtain the mining rights of Shilawusu Coal Field in the name of Hao Sheng. The acquisition was reflected as purchases of assets and liabilities of which no goodwill was recognized.

The net assets acquired on the acquisition date are as follows:

Carrying amounts RMB’000

Bank balances and cash	223,427
Prepayments and other receivables	4,539
Property, plant and equipment, net	302,205
Intangible assets	12,089,682
Other current liabilities	(59,159)
Deferred taxation	(3,022,421)

Net assets acquired	9,538,273
Non-controlling interest arising from acquisition	(2,401,737)

7,136,536

Considerations:
Cash paid on acquisition	1,025,516
Investment deposits and transaction costs paid for acquisition in prior year	2,982,805

4,008,321
Add: Cash payable on acquisition	3,128,215

Total considerations	7,136,536

Net cash outflow arising on acquisition:
Cash paid on acquisition	1,025,516
Bank balances and cash acquired	(223,427)

802,089

As at 30 June 2013, Hao Sheng has not yet commenced any business.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

26.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Balances and transactions with related party

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000
Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	506,447	1,039,461
– Joint ventures	32,835	—
Prepayments and other receivables
– Parent Company and its subsidiaries	145,600	109,662
– Joint ventures	167,320	187,324
Other payables and accrued expenses
– Parent Company and its subsidiaries	932,488	1,674,286

The amounts due from/to the Parent Company and its subsidiary companies and joint ventures are non-interest bearing, unsecured and repayable on demand.

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000

Income
Sales of coal	1,471,344	1,756,371
Sales of heat and electricity	53,998	115,327
Sales of auxiliary materials	163,322	205,034
Sales of methanol	44,719	23,792

Expenditure
Utilities and facilities	2,130	19,018
Purchases of supply materials and equipment	266,007	364,463
Repair and maintenance services	77,248	71,169
Social welfare and support services	102,818	107,681
Road transportation services	5,897	27,786
Construction services	236,040	181,233

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26.	RELATED PARTY TRANSACTIONS – CONTINUED

Balances and transactions with related party – continued

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB94,219,000 and RMB90,492,000 for each of the six months ended 30 June 2013 and 2012 respectively. These expenses have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 28).

During the current period, the sale of coal from subsidiaries of the Group in Australia to the Group’s joint ventures amounted to RMB285,325,000 (2012: RMB512,545,817).

As at 30 June 2013, the Company has deposited RMB2,102,363,000 (31 December 2012: RMB1,719,621,000) in the Company’s associate, Yankuang Group Finance Company Limited. The interest income received and finance cost paid during the current period amounted to RMB3,208,000 (2012: RMB4,830,000) and RMB9,383,000 (2012: RMB1,410,000) respectively.

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000

Trade sales	3,056,133	5,934,799

Trade purchases	1,002,414	1,229,195

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26.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC – continued

Material balances with other state-controlled entities are as follows:

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Amounts due to other state-controlled entities	321,913	592,267

Amounts due from other state-controlled entities	1,062,000	1,361,139

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000

Directors’ fee	752	789
Salaries, allowance and other benefits in kind	1,080	1,111
Retirement benefit scheme contributions	258	290

	2,090	2,190

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

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27.	COMMITMENTS

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	2,910,148	2,626,207
– share of joint operations	190,967	310,912
Acquisition of intangible asset
– the Group	39	—
– share of joint operations	27	30
Exploration and evaluation expenditure
– the Group	6,055	—
– share of joint operations	9,563	—

	3,116,799	2,937,149

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done. As at 30 June 2013, the Group is committed to further make security deposit of RMB1,594,000,000.

28.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 8 May 2012, the monthly contribution rate is set at 20% of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January 2012 to 31 December 2014. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. The Group’s overseas subsidiaries pay fixed contribution pension under the law and regulation of the corresponding country.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

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29.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June 2013 and 2012. Such expenses, amounting to RMB70,000,000 and RMB70,000,000 for each of the six months ended 30 June 2013 and 2012, have been included as part of the social welfare and support services expenses summarized in note 28.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

30.	OPERATING LEASE COMMITMENTS

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Within one year	14,246	40,160
More than one year, but not more than five years	57,178	65,756

	71,424	105,916

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

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31.	CONTINGENT LIABILITIES

	At 30 June 2013 RMB’000	At 31 December 2012 RMB’000

Guarantees
(a) The Group
Guarantees secured over deposits	85,613	13,256
Performance guarantees provided to daily operations	996,132	1,818,000
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	150,944	352,481

(b) Joint operations
Guarantees secured over deposits	1,056	—
Performance guarantees provided to daily operations	—	745
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	6,026	28,432

	1,239,771	2,212,914

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of condensed consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The condensed consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC

GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for the assets and liabilities of the aforesaid acquisitions at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group and the aforesaid acquisitions are entities under the common control of the Parent Company, the assets and liabilities of the aforesaid acquisitions are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of the aforesaid acquisitions and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

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I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

The following table summarizes the differences between condensed consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net loss attributable to equity holders of the Company For six months ended 30 June 2013 RMB’000	Net assets attributable to equity holders of the Company As at 30 June 2013 RMB’000

As per condensed financial statements prepared under IFRS	(2,073,012)	39,758,782
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(146,174)	—
– reversal of work safety cost	(254,856)	(520,364)
– fair value adjustment and related amortization	5,728	(176,059)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy, Beisu and Yangcun	—	(1,240,685)
– deferred tax	54,281	991,697
– others	17,118	13,966

As per financial statements prepared under PRC GAAP	(2,396,915)	38,827,337

Note:	There are also differences in other items in the condensed consolidated financial statements due to differences in classification between IFRS and PRC GAAP

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET

1 January-30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2013	1 January 2013

CURRENT ASSET:
Cash at bank and on hand	VI.1	10,697,675	16,094,404
Excess reserves settlement
Lending to banks and other financial institutions
Tradable financial assets
Notes receivable	VI.2	3,231,380	6,533,200
Accounts receivable	VI.3	1,466,983	926,403
Prepayments	VI.4	2,939,519	692,043
Premiums receivable
Accounts receivable reinsurance
Reserve for reinsurance contract receivable
Interest receivable		28,758	21,408
Dividends receivable		43,518
Other receivables	VI.5	558,807	3,595,462
Purchase of resold financial assets
Inventories	VI.6	1,751,805	1,565,531
Non-current assets due within one year
Other current assets	VI.7	3,600,646	3,168,933

TOTAL CURRENT ASSETS		24,319,091	32,597,384

NON CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	VI.8	144,042	167,893
Held-to-maturity investments
Long-term accounts receivable	VI.9	1,883,894	1,989,012
Long-term equity investments	VI.10	3,368,766	3,662,086
Investment property
Fixed assets	VI.11	22,819,941	24,678,477
Construction in progress	VI.12	30,550,571	17,261,615
Construction materials	VI.13	69,897	75,492
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VI.14	25,452,262	31,036,002
Development expenditure
Goodwill	VI.15	1,248,112	1,333,114
Long-term deferred liabilities		138,683	45,155
Deferred tax assets	VI.16	7,029,259	6,545,483
Other non-current assets	VI.17	1,159,355	1,359,123

TOTAL NON-CURRENT ASSETS		93,864,782	88,153,452

TOTAL ASSETS		118,183,873	120,750,836

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 95 to page 107 are signed by the following persons-in charge.

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Shi Xuerang	Wu Yuxiang	Zhao Qingchun

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET – CONTINUED

1 January-30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2013	1 January 2013

CURRENT LIABILITIES:
Short-term borrowings	VI.19	6,494,617	4,386,253
Borrowings from central bank		—
Deposits absorption and deposits between companies		—
Borrowings from banks or other financial institutions		—
Tradable financial liabilities		—
Notes payable	VI.20	117,723	3,905,148
Accounts payable	VI.21	2,177,871	3,004,847
Advances from customers	VI.22	556,425	1,368,734
Amounts from sale of repurchased financial assets		—
Service charge and commissions payable		—
Salaries and wages payable	VI.23	1,255,791	1,087,750
Taxes payable	VI.24	251,984	855,626
Interest payable	VI.25	563,336	458,190
Dividends payable	VI.26	1,641,115	91
Other payables	VI.27	5,732,660	3,205,528
Accounts receivable reinsurance		—
Reserve for insurance contract		—
Acting trading securities		—
Acting underwriting securities		—
Non-current liabilities due within one year	VI.28	4,060,231	6,278,470
Other current liabilities	VI.7	4,395,269	3,744,702

TOTAL CURRENT LIABILITIES		27,247,022	28,295,339

NON-CURRENT LIABILITIES:
Long-term borrowings	VI.29	25,230,046	21,843,506
Bonds payables	VI.30	11,134,828	11,237,835
Long-term payables	VI.31	1,884,359	1,835,647
Special accounts payable		—
Estimated liabilities	VI.32	777,957	892,109
Deferred tax liabilities	VI.16	8,595,143	7,567,464
Other non-current liabilities	VI.33	26,353	1,460,580

TOTAL NON CURRENT LIABILITIES		47,648,686	44,837,141

TOTAL LIABILITIES		74,895,708	73,132,480

SHAREHOLDERS’ EQUITY:
Share capital	VI.34	4,918,400	4,918,400
Capital reserves	VI.35	3,187,520	3,442,909
less: treasury stock		—
Special reserves	VI.36	3,554,201	3,074,316
Surplus reserves	VI.37	4,983,461	4,983,461
Provision for general risk		—
Retained earnings	VI.38	23,859,412	28,026,951
Translation reserve		-1,675,657	-79,107

Equity attributable to shareholders of the Company		38,827,337	44,366,930

Minority interest	VI.39	4,460,828	3,251,426

TOTAL SHAREHOLDERS’ EQUITY		43,288,165	47,618,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		118,183,873	120,750,836

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY

1 January-30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2013	1 January 2013

CURRENT ASSET:
Cash at bank and on hand		7,391,486	12,499,217
Tradable financial assets
Notes receivable		3,178,176	6,417,996
Accounts receivable	XIII.1	699,960	124,553
Prepayments		1,954,501	41,942
Interests receivable		645,827	444,193
Dividends receivable		43,618	100
Other receivables	XIII.2	10,987,203	10,443,434
Inventories		513,899	385,505
Non-current assets due within one year
Other current assets		3,014,869	2,490,531

TOTAL CURRENT ASSETS		28,429,539	32,847,471

NON CURRENT ASSETS:
Available-for-sale financial assets		143,829	167,571
Hold-to-maturity investment		12,851,000	9,533,000
Long-term accounts receivable
Long-term equity investments	XIII.3	22,321,502	15,031,555
Investment real estate
Fixed assets		6,487,575	6,999,111
Construction in progress		531,502	117,753
Materials construction		1,315	1,259
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		2,469,874	2,562,229
Development expenditure
Goodwill
Long-term deferred expenses		55	59
Deferred tax assets		1,970,974	1,782,229
Other non current assets		117,926	117,926

TOTAL NON CURRENT ASSETS		46,895,552	36,312,692

TOTAL ASSETS		75,325,091	69,160,163

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY – CONTINUED

1 January-30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	30 June 2013	1 January 2013

CURRENT LIABILITIES:
Short-term borrowings		3,386,666	3,110,432
Tradable financial liabilities		76,337	114,421
Notes payable		117,723	68,537
Accounts payable		773,934	997,432
Advances from customers		496,836	1,207,127
Salaries and wages payable		665,356	527,241
Taxes payable		457,339	1,214,552
Interest payable		320,538	138,144
Dividends payable		1,641,024	—
Other payable		6,035,122	3,416,922
Non-current liabilities due within one year		2,911,463	3,012,507
Other current liabilities		3,752,529	3,405,778

TOTAL CURRENT LIABILITIES		20,634,867	17,213,093

NON-CURRENT LIABILITIES:
Long-term loans		7,517,427	3,777,667
Bonds payable		4,956,000	4,953,000
Long-term payable		1,585,139	1,585,139
Special accounts payable		—	—
Estimated liabilities		—	—
Deferred tax liabilities		207,827	22,133
Other non-current liabilities		20,213	1,452,940

TOTAL NON-CURRENT LIABILITIES		14,286,606	11,790,879

TOTAL LIABILITIES		34,921,473	29,003,972

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400	4,918,400
Capital reserves		3,809,526	3,827,333
less: Treasury stock
Special reserves		3,097,306	2,739,038
Surplus reserves		4,938,351	4,938,351
Provision for general risk
Retained profits		23,640,035	23,733,069

TOTAL SHAREHOLDERS’ EQUITY		40,403,618	40,156,191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		75,325,091	69,160,163

The accompanying notes disclosure is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2013    97

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2013	January to June 2012

1. TOTAL OPERATING REVENUE		26,188,026	29,208,210
Including: Operating revenue	VI.40	26,188,026	29,208,210
Interest income
Premiums income
Income from service charges and commissions

2. TOTAL OPERATING COST		30,652,574	25,778,389
Including: Operating cost	VI.40	20,576,404	21,298,954
Interests expenditure
Service charges and commissions expenditure
Cash surrender value
Net amount of compensation payout
Net amount of provisions for insurance contract guarantee fund
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	VI.41	280,304	352,828
Selling expense	VI.42	1,520,793	1,118,775
General and administrative expenses	VI.43	2,134,273	2,632,232
Financial expenses	VI.44	3,898,648	375,976
Impairment loss of assets	VI.45	2,242,152	-376
Add: Gain on fair value change (The loss is listed beginning with “-”)	VI.46	-216,841	—
Investment income (The loss is listed beginning with “-”)	VI.47	-60,014	69,000
Including: Investment income of associates		-64,677	65,298
Foreign exchange gain or loss (The loss is listed beginning with “-”)

3. Operating profit (The loss is listed beginning with “-”)		-4,741,403	3,498,821
Add: Non-operating revenue	VI.48	29,260	1,420,475
Less: Non-operating expenditures	VI.49	19,522	9,931
Including: Losses on disposal of non-current assets		10,906	799

4. Total profit (The total loss is listed beginning with “-”)		-4,731,665	4,909,365
Less: Income tax	VI.50	-1,307,220	21,262

5. Net profit (The net loss is listed beginning with “-”)		-3,424,445	4,888,103
Net profit attributed to shareholders of the Company		-2,396,915	4,873,479
Minority interest		-1,027,530	14,624

6. Earnings per share
(1) Earnings per share, basis	VI.51	-0.4873	0.9909
(2) Earnings per share, diluted	VI.51	-0.4873	0.9909

7. Other comprehensive income	VI.52	-2,181,241	-433,037

8. Total comprehensive income		-5,605,686	4,455,066
Total comprehensive income attributable to shareholders of the parent company		-4,248,854	4,440,442
Total comprehensive income attributable to minority shareholders		-1,356,832	14,624

The accompanying notes disclosure is the composing part of the financial statements.

98    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

INCOME STATEMENT OF THE PARENT COMPANY

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2013	January to June 2012

1. TOTAL OPERATING REVENUE	XIII.4	18,257,048	21,397,173
Less: Operating cost	XIII.4	14,231,595	15,830,699
Operating taxes and surcharges		237,227	287,727
Selling expense		121,585	176,958
General and administrative expense		1,536,955	1,724,671
Financial costs		232,924	257,616
Impairment loss of assets		20,752	—
Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)		-76,942	12,366
Investment income (The loss is listed beginning with “-”)	XIII.5	446,726	370,362
Including: Investment income of associates and joint ventures		113,626	66,617

2. Operating profit (The loss is listed beginning with “-”)		2,245,794	3,502,230
Add: Non-operating income		12,407	5,621
Less: Non-operating expense		5,420	1,006
Including: Loss on disposal of non-current assets		2,976	—

3. Total profit (The total loss is listed beginning with “-”)		2,252,781	3,506,845
Less: Income tax		575,191	948,396

4. Net profit (The net loss is listed beginning with “-”)		1,677,590	2,558,449

5. Earnings per share
(1) Earnings per share, basis		0.3411	0.5202
(2) Earnings per share, diluted		0.3411	0.5202

6. Other comprehensive income		-17,807	1,176

7. Total comprehensive income		1,659,783	2,559,625

The accompanying notes disclosure is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2013    99

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2013	January to June 2012

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		30,969,281	36,287,871
Net increase in customer’s deposits and financial institution deposits		—	—
Net increase in borrowings from central bank		—	—
Net increase in borrowings from other financial institutions		—	—
Cash received from former-insurance premiums		—	—
Net cash received from reinsurance business		—	—
Net increase of insured savings and investment		—	—
Net increase from disposal of transactional financial assets		—	—
Cash received from interests, service charge and commissions		—	—
Net increase in borrowings from other companies		—	—
Net amount from repurchasing businesses		—	—
Tax refunding		359,069	255,169
Other cash received relating to operating activities	VI.53	361,091	1,129,608

Sub-total of cash inflows		31,689,441	37,672,648

Cash paid for goods and services purchased		20,146,617	17,119,170
Net increase in loans and advance from customers		—	—
Net increase in deposits in central bank and other financial institutions		—	—
Cash paid for former insurance contracts claims		—	—
Cash paid for interests, service charge and commissions		—	—
Cash paid for insurance policy dividends		—	—
Cash paid to employees and on behalf of employees		5,021,062	5,068,603
Taxes payments		3,834,245	5,664,158
Other cash paid relating to operating activities	VI.53	1,877,505	2,099,626

Sub-total of cash outflows		30,879,429	29,951,557

NET CASH FLOW FROM OPERATING ACTIVITIES		810,012	7,721,091

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		—	397,194
Cash received from return of investments income		74,190	20,590
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		4,102	3,907
Net cash received from disposal of sub companies and business units		—	—
Other cash received relating to investing activities	VI.53	997,064	5,658,732

Sub-total of cash inflows		1,075,356	6,080,423

Cash paid to acquire fixed assets, intangible assets and other long-term assets		4,515,401	1,576,403
Cash paid for investments		—	563,485
Net increase of pledge loans		—	—
Net cash amounts paid for acquisition of subsidiaries and other business units		802,089	1,153,258
Other cash paid relating to investing activities	VI.53	221,749	946,436

Sub-total of cash outflows		5,539,239	4,239,582

NET CASH FLOW USED IN INVESTING ACTIVITIES		-4,463,883	1,840,841

100    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2013	January to June 2012

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Including: Cash received from minority shareholders of subsidiaries		—	—
Cash received from borrowings		7,338,719	6,940,861
Cash received from issuing bonds		—	6,312,900
Other cash received relating to financing activities		—	—

Sub–total of cash inflows		7,338,719	13,253,761

Repayments of borrowings and debts		3,353,407	11,503,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,091,046	829,836
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders		—	352
Tax refund of minority shareholders-payment to original shareholders of Gloucester		3,621,487	—
Other cash paid relating to financing activities		—	54,798

Sub-total of cash outflows		8,065,940	12,387,634

NET CASH FLOW USED IN FINANCING ACTIVITIES		-727,221	866,127

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-116,635	-8,026

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VI.53	-4,497,727	10,420,033
Add: Cash and cash equivalent, opening	VI.53	12,799,757	8,154,224

6. Cash and cash equivalents, closing	VI.53	8,302,030	18,574,257

The accompanying notes disclosure is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2013    101

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CASH FLOW STATEMENT OF THE PARENT COMPANY

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS		NOTES	January to June 2013	January to June 2012

1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods and rendering of services		23,059,264	28,364,534
	Tax refunding		—	—
	Other cash received relating to operating activities		333,180	455,092

	Sub-total of cash inflows		23,392,444	28,819,626

	Cash paid for goods and services		14,232,029	15,140,993
	Cash paid to and on behalf of employees		3,462,946	3,494,500
	Taxes payments		3,237,460	4,544,165
	Other cash paid relating to operating activities		1,624,074	1,572,627

	Sub-total of cash outflows		22,556,509	24,752,285

	NET CASH FLOW FROM OPERATING ACTIVITIES		835,935	4,067,341

2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments		214,000	562,194
	Cash received from return of investments		237,133	115,101
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		944	1,468
	Net cash amount received from the disposal of sub companies and other business units		—	—
	Other cash received relating to investing activities		997,064	6,219,902

	Sub-total of cash inflows		1,449,141	6,898,665

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		431,251	257,214
	Cash paid for investments		—	563,485
	Net cash amounts paid by subcompanies and other business units		1,025,516	817,030
	Other cash paid relating to investing activities		7,280,241	500,000

	Sub-total of cash outflows		8,737,008	2,137,729

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-7,287,867	4,760,936

3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors		—	—
	Cash received from borrowings		5,468,092	6,200,000
	Cash received from issuing bonds		—	—
	Cash received relating to other financial activities		163,182	242,502

	Sub-total of cash inflows		5,631,274	6,442,502

	Repayments of borrowings and debts		2,852,711	11,492,000
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		419,613	495,272
	Other cash payment relating to financial activities		—	—

	Sub-total of cash outflows		3,272,324	11,987,272

	NET CASH FLOW USED IN FINANCING ACTIVITIES		2,358,950	-5,544,770

4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-17,685	—

5.	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		-4,110,667	3,283,507
	Add: Cash and cash equivalent, opening		9,388,641	6,014,806

6.	Cash and cash equivalents, closing		5,277,974	9,298,313

The accompanying notes disclosure is the composing part of the financial statements.

102    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the first half of 2013
	Attribute to shareholders of the Parent Company
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders’ interest

I. Balance at December 31, 2012	4,918,400	3,402,027	—	3,074,316	4,983,461	—	28,364,156	-79,107	3,326,172	47,989,425
Add: Change in accounting policies	—	40,882	—	—	—	—	-337,205	—	-74,746	-371,069
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2013	4,918,400	3,442,909	—	3,074,316	4,983,461	—	28,026,951	-79,107	3,251,426	47,618,356

III. Changes for the year (The decrease is listed beginning with “-”)	—	-255,389	—	479,885	—	—	-4,167,539	-1,596,550	1,209,402	-4,330,191
(I) Net profit	—	—	—	—	—	—	-2,396,915	—	-1,027,530	-3,424,445
(II) Other comprehensive income	—	-255,389	—	—	—	—	—	-1,596,550	-329,302	-2,181,241
Sub-total of (I) and (II)	—	-255,389	—	—	—	—	-2,396,915	-1,596,550	-1,356,832	-5,605,686
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—	2,548,737	2,548,737
1. Capital from shareholders	—	—	—	—	—	—	—	—	2,548,737	2,548,737
2. Consolidation under common control	—	—	—	—	—	—	—	—	—	—
3. Others	—	—	—	—	—	—	—	—	—	—
(IV) Profit distribution	—	—	—	—	—	—	-1,770,624	—	—	-1,770,624
1. Transfer to surplus reserve	—	—	—	—	—	—	—	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	-1,770,624	—	—	-1,770,624
4. Others	—	—	—	—	—	—	—	—	—	—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—
(VI) Special reserves	—	—	—	479,885	—	—	—	—	17,497	497,382
1. Provision of the year	—	—	—	484,086	—	—	—	—	17,497	501,583
2. Usage of the year	—	—	—	-4,201	—	—	—	—	—	-4,201
(VII) Others	—	—	—	—	—	—	—	—	—	—

IV. Balance at June 30, 2013	4,918,400	3,187,520	—	3,554,201	4,983,461	—	23,859,412	-1,675,657	4,460,828	43,288,165

The accompanying notes disclosure is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2013    103

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

January to June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2012
	Attribute to shareholders of the Parent Company
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Translation reserve	Minority interest	Total of shareholders’ interest

I. Balance at December 31, 2011	4,918,400	4,474,781	—	2,414,752	4,580,888	—	26,054,370	-376,828	666,184	42,732,547
Add: Change in accounting policies	—	—	—	—	—	—	-183,009	—	—	-183,009
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2012	4,918,400	4,474,781	—	2,414,752	4,580,888	—	25,871,361	-376,828	666,184	42,549,538

III. Changes for the year (The decrease is listed beginning with “-”)	—	-1,031,872	—	659,564	402,573	—	2,155,590	297,721	2,585,242	5,068,818
(I) Net profit	—	—	—	—	—	—	5,361,651	—	33,830	5,395,481
(II) Other comprehensive income	—	50,612	—	—	—	—	—	297,721	—	348,333
Sub-total of (I) and (II)	—	50,612	—	—	—	—	5,361,651	297,721	33,830	5,743,814
(III) Owner’s contributions and reduction in capital	—	-1,082,574	—	—	—	—	—	—	2,577,218	1,494,644
1. Capital from shareholders	—	—	—	—	—	—	—	—	49,000	49,000
2. Consolidation under common control	—	-692,486	—	—	—	—	—	—	—	-692,486
3. Merger with Gloucester	—	-390,088	—	—	—	—	—	—	2,528,218	2,138,130
(IV) Profit distribution	—	—	—	—	402,573	—	-3,206,061	—	-47,095	-2,850,583
1. Transfer to surplus reserve	—	—	—	—	402,573	—	-402,573	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	-2,803,488	—	-47,095	-2,850,583
4. Others	—	—	—	—	—	—	—	—	—	—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—
(VI) Special reserves	—	—	—	659,564	—	—	—	—	21,289	680,853
1. Provision of the year	—	—	—	988,880	—	—	—	—	21,289	1,010,169
2. Usage of the year	—	—	—	-329,316	—	—	—	—	—	-329,316
(VII) Others	—	90	—	—	—	—	—	—	—	90

IV. Balance at December 31, 2012	4,918,400	3,442,909	—	3,074,316	4,983,461	—	28,026,951	-79,107	3,251,426	47,618,356

The accompanying notes disclosure is the composing part of the financial statements.

104    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the first half of 2013
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risks	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2012	4,918,400	3,827,333	—	2,739,038	4,938,351	—	23,733,069	40,156,191
Add: Change in accounting policies	—	—	—	—	—	—	—	—
Correction of errors in the early stage	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

II. Balance at January 1, 2013	4,918,400	3,827,333	—	2,739,038	4,938,351	—	23,733,069	40,156,191

III. Changes for the year (The loss is listed beginning with “-”)	—	-17,807	—	358,268	—	—	-93,034	247,427
(I) Net profit	—	—	—	—	—	—	1,677,590	1,677,590
(II) Other comprehensive income	—	-17,807	—	—	—	—	—	-17,807
Sub-total of (I) and (II)	—	-17,807	—	—	—	—	1,677,590	1,659,783
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—
1. Capital from shareholders	—	—	—	—	—	—	—	—
2. Consolidation under common control	—	—	—	—	—	—	—	—
3. Others	—	—	—	—	—	—	—	—
(IV) Profit distribution	—	—	—	—	—	—	-1,770,624	-1,770,624
1. Transfer to surplus reserve	—	—	—	—	—	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	-1,770,624	-1,770,624
4. Others	—	—	—	—	—	—	—	—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—
(VI) Special reserves	—	—	—	358,268	—	—	—	358,268
1. Provision of the year	—	—	—	358,268	—	—	—	358,268
2. Usage of the year	—	—	—	—	—	—	—	—
(VII) Others	—	—	—	—	—	—	—	—

IV. Balance at June 30, 2013	4,918,400	3,809,526	—	3,097,306	4,938,351	—	23,640,035	40,403,618

The accompanying notes disclosure is the composing part of the financial statements.

Yanzhou Coal Mining Company Limited Interim Report 2013    105

CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY – CONTINUED

1 January to 30 June 2013

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the year of 2012
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for General Risks	Retained earnings	Total of shareholders’ interest
I. Balance at December 31, 2011	4,918,400	4,587,846	—	2,217,185	4,535,778	—	22,913,403	39,172,612
Add: Change in accounting policies	—	—	—	—	—	—	—	—
Correction of errors in the early stage	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

II. Balance at January 1, 2012	4,918,400	4,587,846	—	2,217,185	4,535,778	—	22,913,403	39,172,612

III. Changes for the year (The loss is listed beginning with “-”)	—	-760,513	—	521,853	402,573	—	819,666	983,579
(I) Net profit	—	—	—	—	—	—	4,025,727	4,025,727
(II) Other comprehensive income	—	-4,443	—	—	—	—	—	-4,443
Sub-total of (I) and (II)	—	-4,443	—	—	—	—	4,025,727	4,021,284
(III) Owner’s contributions and reduction in capital	—	-756,160	—	—	—	—	—	-756,160
1. Capital from shareholders	—	—	—	—	—	—	—	—
2. consolidation under common control	—	-756,160	—	—	—	—	—	-756,160
3. Others	—	—	—	—	—	—	—	—
(IV) Profit distribution	—	—	—	—	402,573	—	-3,206,061	-2,803,488
1. Transfer to surplus reserve	—	—	—	—	402,573	—	-402,573	—
2. Provision for general risks	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	-2,803,488	-2,803,488
4. Others	—	—	—	—	—	—	—	—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss		—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—
(VI) Special reserves	—	—	—	521,853	—	—	—	521,853
1. Provision of the year	—	—	—	742,463	—	—	—	742,463
2. Usage of the year	—	—	—	-220,610	—	—	—	-220,610
(VII) Others	—	90	—	—	—	—	—	90

IV. Balance at December 31, 2012	4,918,400	3,827,333	—	2,739,038	4,938,351	—	23,733,069	40,156,191

The accompanying notes disclosure is the composing part of the financial statements.

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NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September 1997 by Yankuang Group Company Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China”. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depositary Shares was traded in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after this issuance. The Company issued 80 million new A shares in June 1998. The above shares went to public and were traded on Shanghai Stock Exchange since July 1, 1998. After multiple increased issuance and bonus shares, the share capital of the Company had increased to RMB4,918.40 million by December 31, 2013.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	The preparation foundation of financial statements

The Group’s financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with “Accounting Standards for Business Enterprises” (herein refer to as “new CASs” or “ASBEs”) and other related regulations issued by the China Ministry of Finance and the accounting policies and estimates of the Group as stated in “significant accounting policies, accounting estimates and preparation methods for consolidated financial statements” in the notes.

2.	Declaration of compliance with ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

3.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

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4.	Functional currency

The functional currency of the Company and domestic subsidiaries is Renminbi (RMB). The overseas subsidiaries use foreign currency for accounting and translate into RMB when preparing financial statements. See Note II. 9.

5.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

6.	Business combinations

A business combination is a transaction or event that brings together of two or more than two separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the combining party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjusted to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

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7.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major intercompany transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from intercompany transactions shall, if there is evidence that the loss is part of the impairment loss of relevant assets, be recognized in full. Shareholder’s equity which is not belong to the parent company is identified separately as minority interest on consolidated financial statements.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period used the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets on the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

8.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

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9.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency transaction

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders’ equity to current disposal income or expense.

10.	Financial assets and financial liabilities

(1)	Financial assets

1)	Financial assets by category

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

A	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

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10.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

1)	Financial assets by category – continued

B	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

C	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

D	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

2)	Recognition and measurement

Financial assets are recognized in fair value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

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10.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

2)	Recognition and measurement – continued

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder’s equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

3)	Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders’ equity.

4)	Transfer of financial asset

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

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10.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

4)	Transfer of financial asset – continued

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor gave up the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

If the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

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10.	Financial assets and financial liabilities – continued

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities. If the economic conditions changed significantly after the latest transaction, the fair value of such financial assets or financial liabilities should be determined by adjusting the quoted price of the latest transaction through preferring to the current price or interest of the similar financial assets or financial liabilities. If the Group has sufficient evidence to prove that the quoted price of the latest transaction did not based on fair value, the fair value of such financial assets or financial liabilities should be determined through appropriate adjustment on the quoted price of the latest transaction.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiary Yanzhou Coal Mining Company Limited Australia and the belonging subsidiaries (the “Australian subsidiaries”) are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

11.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

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11.	Accounting method for bad debt provisions of the receivables – continued

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB 20 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio

Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method

Accounting aging	Accrue the bad debt provision by accounting aging analysis method

Risk-free	Not accrue the bad debt provision

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables

within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

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12.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, methanol, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than the cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realizable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred.

13.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

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13.	Long-term equity investments – continued

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by issuance of equity securities, the initial investment cost shall be the fair value of the securities issued. For a long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries’ investment, while the equity method is used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in an active market the long-term equity investment, which has no offer and the fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into equity method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

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14.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be capitalized provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using straight-line method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	annual depreciation rate (%)
1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

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14.	Fixed assets – continued

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period using straight-line method.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

15.	Construction in progress

(1)	The pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the construction in progress to the fixed assets: the construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

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16.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent the fixed assets, investment properties, inventories, etc, which shall take a long time (generally over one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

17.	Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproven mining interests, the land use rights, patents and know-hows etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

(1)	Mining rights. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia.

(2)	Unproven mining interests. Unproven mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

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17.	Intangible assets – continued

(3)	Land use rights. The land use rights are evenly amortized over the transferred term since the rights are obtained.

(4)	Patented technologies, non-patented technologies and other intangible assets. The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under the shortest among expected useful life, beneficial life agreed by contracts, and legally required useful life in composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized and are tested for impairment at the end of each period.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

18.	Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only capitalized or temporarily capitalized where the mining rights for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing of capitalization forward costs in relation to that area of interest. Accumulated expenditure in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “unproved mineral interests”).

According to the assets character, capitalized exploration and evaluation expenditure considered to be fixed assets (Note II.14), construction in progress (Note II. 15) or intangible assets (Note II.17).

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19.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

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20.	Goodwill

Goodwill is the difference between equity investment cost or consideration and fair value of net identifiable assets of investees or acquires on acquisition date or purchase date.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

21.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

22.	Employee benefits

In the accounting period in which an employee has rendered service to the Company, the Company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees which is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied: the Group has a formal plan for the termination of employment or has made an offer to employees or voluntary redundancy, which will be implemented shortly; the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

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23.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

24.	Overburden in advance

Overburden in advance of open cut coal mine comprises the accumulation of expenditures incurred to enable access to the coal seams, and includes direct removal costs and machinery and plant running costs. The overburden in advance which can improve future mining capacity and meet special standards will be recognized as current assets (striping assets). The rest of overburden in advance will be accounted to the current operating cost and be transferred to inventory.

The overburden in advance which can improve future mining capacity and be recognized as noncurrent assets must meet all the following criteria:

(1)	It is probable that the future economic benefit associated with the striping activity will flow to the entity;

(2)	the entity can identify the component of the ore body for which access has been improved; and

(3)	the costs relating to the striping activity associated with that component can be measured reliably.

Striping assets should be recognized as the part of its related mineral assets.

Striping assets are classified into tangible assets and intangible assets based on the nature present assets comprised by the related stripping assets. If striping assets and inventory cannot be independently identified, overburden in advance should be distributed in striping assets and inventory according to corresponding production standards.

Striping assets will be depreciated in the estimated life of mine of related identified ore body parts.

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25.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land f subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

26.	Special reserves

(1)	Wei jian fees
Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines.

Company Name	Standard
The Company and its subsidiaries in Shandong and Shanxi	RMB6/Ton
Subsidiaries of the Company in Inner Mongolia	RMB6.5/Ton

(2)	Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expensed and for purchase of coal production equipment and safety expense of coal mining structure.

Company name	Accounting period	Standard
The Company and its subsidiaries in Shandong	Before 1 Feb 2012	RMB8/Ton
	After 1 Feb 2012	RMB15/Ton
Subsidiaries of the Company in Inner Mongolia	Before 1 Feb 2012	RMB10/Ton
	After 1 Feb 2012	RMB15/Ton
Subsidiaries of the Company in Shanxi	Before 1 Sep 2011	RMB15/Ton
	After 1 Sep 2011	RMB50/Ton

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26.	Special reserves – continued

(2)	Production safety expenses – continued

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholders’ equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

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27.	The Principles of Revenue recognition

(1)	Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

(2)	Policies

1)	The Company has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other sales revenue. The Company neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2)	Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

3)	Revenue of railway and air transportation and other services are recognized when the services are completed.

4)	Interest revenue is measured by the period of cash borrowings and the actual interest rates.

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28.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

29.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

30.	Leases

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

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31.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

32.	Mineral Resources Rent Tax

Mineral Resources Rent Tax (MRRT) is levied by Australian government for all Australian mineral enterprises on the base of net mining profit after deductible items, therefore the recognition, measurement and disclosure of relevant expenses, deferred assets and liabilities of MRRT are consistent with income tax, refer to Note II. 29 and II. 31 for details.

33.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

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34.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

35.	Common control operation

There is common control operation in the Company’s subsidiaries in Australia. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly execute coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The subsidiaries in Australia are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

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36.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

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36.	Significant accounting policies and accounting estimates – continued

(2)	Land subsidence, restoration, rehabilitation and environmental obligations – continued

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in Note 2 (19), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

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36.	Significant accounting policies and accounting estimates – continued

(5)	Tax

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities. If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded then the differences will impact the tax balance in the period that the above ultimate assertion being made.

If the management expects probable future taxable profit, and it can be utilized as deductable temporary differences or tax losses, then deferred tax assets will be recognized based on these deductible temporary differences or tax losses. When the expected amount is different from the original estimation, the difference will affect the recognition of deferred tax assets in the period in which the estimation changes. If the management expects to not be able to eliminate future taxable income, deferred tax assets are not recognized on temporary differences and tax losses.

As a result of the MRRT legislation that was enacted on 19 March 2012 and that was effective from 1 July 2012, additional deferred tax balances have been recognized. Judgment is required for the Group’s Australian subsidiaries to assess whether deferred tax assets and deferred tax liabilities arising from MRRT are recognized on the balance sheet. Deferred tax assets are recognized only when it is considered probable that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on managements estimates of future cash flows. These in turn depend on estimates of future sales volumes, operating costs, capital expenditure and government royalty payable.

III.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS

1.	Changes in accounting policies

The open cut mine overburden removal cost (striping cost) of the Group was recognized as striping assets as occurred and accounted into profit and loss in subsequent period based on tonnage of run of mine (ROM) mined according to the previous accounting policy. This is calculated by: ROM tones * weighted average cost per BCM * average strip ratio (the average strip ratio is ratio of overburden in cubic meter required to be mined in order to extract ROM in tones). Strip ratio of the Company’s each Australia subsidiaries is mostly determined by life of mine and design.

According to International Financial Reporting Interpretations Committee—No.20 striping costs in the production phase of a surface mine (IFRIC 20), the Group has changed accounting policy in relation to striping cost to: for striping activity which can improve future access to ore body will be as non-current assets (striping assets) if certain criteria are met. The striping assets will be depreciated over beneficial period, the rest striping cost will account into operating cost and transfer to inventory.

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III.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS – CONTINUED

1.	Changes in accounting policies – continued

IFRIC 20 is in effect from financial year beginning on or after January 1, 2013. Since “Accounting Standards for Business Enterprises” doesn’t present any specific requirement for striping cost, thus, as reviewed and approved by the 16th Meeting of the 5th Board Meeting on August 19, 2013, the Group will adopt IFRIC 20 and related accounting treatments and the effect tive date is January 1, 2013. On implementation day, based on the new rules, the Group made new judgment on striping assets listed in the balance sheet and wrote-off the related striping assets as they were independent of identified ore body. At same time, in accordance with IFRIC 20, the related adjustment is accounted into opening balance of retained earnings of the earliest period presented. The comparative financial statements for the year 2013 have restated.

Retroactive adjustment method was applied to the changes in accounting policy and the impact on each period financial statement is as following:

(1)	Impact on equity interests at the beginning of 2012 is RMB-183,009 thousand. The accumulated effect on equity interests attributable to shareholders of the parent company is RMB-183,009 thousand among which the undistributed profit decreased RMB 183,009 thousand.

(2)	For January to June 2012, the effected amount is to decrease net profit RMB 32,710 thousand; among which the net profit for the shareholders of the parent company decreased RMB 32,710 thousand;

(3)	For June 30 2012, impact on equity interests is RMB-215,719 thousand; the effected amount of equity interests for shareholders of the parent company is RMB-174,837 thousand; among which decrease undistributed profit RMB 215,719 thousand, increase capital reserve RMB 40,882 thousand and decrease minority shareholders equity interests RMB 40,882 thousand.

(4)	For the equity interests at the beginning of 2013 the effected amount is RMB-371,069 thousand. The effected amount of equity interests for shareholders of the parent company is RMB-296,323 thousand; among which undistributed profit is decreased RMB 337,205 thousand, capital reserve is increased RMB 40,882 thousand and minority shareholders equity interests is decreased RMB 74,746 thousand.

2.	Changes in accounting estimates

During the reporting period, the Group made no changes in accounting estimates.

3.	Prior accounting errors amendments and impact

During the reporting period, the Group made no amendments of significant accounting errors.

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IV.	TAXES

i.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

1.	Income tax

Except Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd, income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

According to notice of approval to preferential taxation for western development issued by Ejin Horo local tax bureau on April 16, 2013, Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd meet the requirements of western development preferential policies, of which income tax is calculated at 15% in 2013.3

2.	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

According to the approval of “Ji Lu Jing Xin Xun Zi (2012) Document No.646, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

3.	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

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IV.	TAXES – CONTINUED

5.	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Pursuant to the “Notice of the adjustment of resource tax amount of the Inner Mongolia Autonomous Region” (Caishui [2005] No.172), which was issued by the State Administration of Taxation, resource tax of Inner Mongolia Autonomous Region is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

ii.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Mineral Resource Rent Tax (note 2)	Taxable profit	22.5%

Note 1:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to “Yancoal Australia) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Note 2:	Mineral Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. MRRT is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation. The tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%.

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IV.	TAXES – CONTINUED

iii.	Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Taxation basis	Rate

Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries)

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Shareholding proportion	Ratio of voting right

I. Subsidiaries acquired under common control
Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600 million	Thermoelectricity investment, coal technology service	RMB508.21 million	100.00%	100.00%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288.59 million	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766.25 million	95.14%	95.14%
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	RMB2.4 million	Gangue selecting and processing, cargo transportation	RMB2.4 million	100.00%	100.00%
II. Subsidiaries acquired not under common control
Secondary subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5.5 million	Freight transportation and coal sales	RMB10.57 million	92.00%	92.00%
Inner Mongolia Haosheng Coal Mining Company Limited	Ordos	RMB500 million	Sales of coal mining machinery and equipment and accessories	RMB7.13654 billion	74.82%	74.82%
Three-tier subsidiaries
Gloucester Coal Ltd.	Australia	AUD719.72 million	Development and operating of coal and relevant resources	AUD550.45 million	100.00%	100.00%
Four-tier subsidiaries
Yancoal Resources Ltd	Australia	AUD446.41 million	Exploring and extracting coal resources	AUD3.35418 billion	100.00%	100.00%
Syntech Holdings Pty Ltd	Australia	AUD223.47 million	Holding company and mining management	AUD186.17 million	100.00%	100.00%
Syntech Holdings II Pty Ltd	Australia	AUD6.32 million	Holding company	AUD22.31 million	100.00%	100.00%
Premier Coal Limited	Australia	AUD8.78 million	Coal mining and sales	AUD312.73 million	100.00%	100.00%

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Shareholding proportion	Ratio of voting right

III. Subsidiaries established by investment
Secondary subsidiaries
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2.1 million	Trade and storage in free trade zone	RMB2.71 million	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1.4 billion	Production and sales of methanol and acetic acid	RMB1.4 billion	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3 billion	Coal mining and sales	RMB2.92434 billion	98.33%	98.33%
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3.1 billion	Production and sales of methanol (600,000 tons)	RMB3.1 billion	100.00%	100.00%
Yancoal Australia Limited	Australia	AUD656.7 million	Investment and shareholding	RMB2.46869 billion	78.00%	78.00%
Yancoal International (Holding) Co., Ltd.	Hong Kong	USD2.8 million	Investment and shareholding	RMB17.92 million	100.00%	100.00%
Shandong Coal Trading Centre Co., Ltd.	Zoucheng, Shandong	RMB100 million	Coal spot trade service and management; sales of real estate	RMB51 million	51.00%	51.00%
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Rizhao, Shandong	RMB300 million	Wholesales of coal	RMB153 million	51.00%	51.00%
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Australia	AUD 64 million	Coal mining and sales	AUD403.28 million	100.00%	100.00%

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

Name of subsidiaries	Consolidated statements (yes/no)	Minority interest at December 31, 2012	Account for reducing profit and loss to the minority Shareholders in minority interest at December 31, 2012

I. Subsidiaries acquired under common control
Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Yes	15,323	1,663
Shandong Hua Ju Energy Co., Ltd	Yes	46,708	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Yes	—	—
II. Subsidiaries acquired not under common control
Secondary subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Yes	1,628	—
Inner Mongolia Haosheng Coal Mining Company Limited	Yes	2,399,600	2,137
Three-tier subsidiaries
Gloucester Coal Ltd.	Yes	—	—
Four-tier subsidiaries
Yancoal Resources Limited	Yes	—	—
Syntech Holdings Pty Ltd	Yes	—	—
Syntech Holdings II Pty Ltd	Yes	—	—
Premier Coal Limited	Yes	—	—
III. Subsidiaries established by investment
Secondary subsidiaries
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Yes	3,334	—
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yes	—	—
Yanmei Heze Neng Hua Co., Ltd	Yes	52,728	—
Yanzhou Coal Ordos Neng Hua Co., Ltd	Yes	—	—
Yancoal Australia Limited	Yes	1,237,546	1,290,672
Yancoal International (Holding) Co., Ltd.	Yes	—	—
Shandong Coal Trading Centre Co., Ltd.	Yes	48,308	692
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Yes	145,435	1,565
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Yes	—	—

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V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In November 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of Subsidiaries	Place of registration	Registered capital	Business Scope	Shareholding proportion

Shanxi Heshun Tianchi Energy Co., Ltd	Shanxi Heshun	RMB90 million	Raw coal mining, production and sales	81.31
Shanxi Tianhao Chemicals Co., Ltd	Shanxi Xiaoyi	RMB150 million	Methanol, chemical production, coke production and development	99.89

2.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five shareholders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Ltd. and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other shareholders invested currency following the above ratio, and total number of shares was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; legal person representative is Hao Jingwu. Hua Ju Energy is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

3.	Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.

Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd. (as referred to “Beisheng Industry and Trade”) was established by Yankuang Group Beisu Coal Mine (as referred to “Beisu Coal Mine”) with the registered capital of RMB2.404 million. In May 2012, the Company acquired the whole assets and liabilities of Beisu Coal Mine and Yankuang Group Yangcun Coal Mine (as referred to “Yangcun Coal Mine”). The whole assets and liabilities of Beisu Coal Mine were incorporated into the Company after the acquisition, accordingly, Beisheng Industry and Trade became a subsidiary of the Company. The business licence code is 370883018000107 and the legal representative is Mr. Zhang Chuanwu. The company is mainly engaged in gangue selecting and processing, cargo transportation and plastic making.

4.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 million. The company name was changed into after “Yanmei Shipping” spent RMB10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. In 2010, Shandong Chuangye Investment and Development Co., Ltd. transferred its equity interest in Yanmei Shipping to Shandong Borui Investment Company. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

5.	Inner Mongolia Haosheng Coal Mining Company Limited

Inner Mongolia Haosheng Coal Mining Company Limited (as referred to “Haosheng Company”) was established in May 2010 by three shareholders, i.e. Shanghai Huayi (Group) Company, Ordos Jiutaimanlai Coal Mining Company, Ordos Jinchengtai Chemical Company, with registered capital of RMB150 million. Haosheng Company is responsible for the operation of Shilawusu coal mine. After multiple acquisitions and capital incremental, the Company has acquired 74.82% share rights of Haosheng Company in January 2013 and Haosheng Company has become the holding subsidiary of the Company. In June 30, 2013, registered capital of Haosheng Company is RMB 500 million. The corporation business license code is 150000000009736 and the legal representative is Mr. Yin Mingde. The company is mainly engaged in sales of coal mining machinery and equipment and accessories.

6.	Gloucester Coal Ltd

Gloucester Coal Ltd (as referred to “Gloucester”), a company with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

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V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

6.	Gloucester Coal Ltd – continued

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the Merger Deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended. On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX instead of Gloucester.

(1)	As at 30 June 2013, the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding Proportion (%)

Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Dormant	100

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V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

6.	Gloucester Coal Ltd – continued

(2)	Joint venture of Gloucester

Name	Place	Business scope	Shareholding proportion (%)

Middlemount Coal Pty Ltd	Australia	Coal mining and sales	50

7.	Yancoal Resources Limited

Yancoal Resources Limited (previously known as Felix Resource Ltd., Co. hereafter as “Yancoal Resources”), a limited liability company established at January 1970 in Brisbane, Queensland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)	As of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Yancoal Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

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V. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

7.	Yancoal Resources Limited – continued

(2)	Joint venture company that Yancoal Resources holds more than 50% shares but is not included in consolidation:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

(3)	Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

8.	Syntech Holdings Pty Ltd

Syntech Holdings Pty Ltd (as referred to “Syntech”) was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine’s first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech is AUD223.47 million and its ACN is 123782445. The company mainly engages in shareholding and mining management.

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)

Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

9.	Syntech Holdings II Pty Ltd

Syntech Holdings II Pty Ltd (as referred to “Syntech II”) was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech II and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech II is AUD6.32 million and its ACN is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiary owned by Syntech II is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

10.	Premier Coal Limited

Premier Coal Limited (as referred to “Premier Coal”) was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. The registered capital of Premier Coal is AUD8.78 million and its ACN is 008672599. The company mainly engages in exploration, production and processing of coal.

11.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registered capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

12.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Li Weimin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

13.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field. In May 2010, the Company unilaterally increased the registered capital of RMB 1.5 billion and the registered capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

14.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registered capital of RMB500 million. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion.The corporation business license code is 152700000024075 (1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

14.	Yanzhou Coal Ordos Neng Hua Company Limited – continued

As at the end of the reporting period, subsidiaries are as follows:

	Place of	Registered		Shareholding
Name of subsidiaries	registration	capital	Business scope	proportion

Inner Mongolia Yize Mining Investment Company Limited	Inner Mongolia	RMB538.74 million	Mining and chemical engineering investment;	100
			Public engineering, utilities, waste water solution
Inner Mongolia Rongxin Chemicals Company Limited	Inner Mongolia	RMB645.36 million	Methanol from coal production and sales	100
Inner Mongolia Daxin Industrial Gas Company Limited	Inner Mongolia	RMB210 million	Supply of industrial gas	100
Inner Mongolia Xintai Coal Mining Company Limited	Inner Mongolia	RMB5 million	Coal mining and sales	100

15.	Yancoal Australia Limited

Yancoal Australia Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registered capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June, 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

As at the end of the reporting period, subsidiaries are as follows:

	Place of	Registered		Shares
Subsidiaries	registration	capital (AUD)	Business scope	proportion (%)

Gloucester Coal Ltd.	Australia	AUD719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Ltd.	Australia	AUD64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	100

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

16.	Yancoal International (Holding) Co., Ltd.

Yancoal International (Holding) Co., Ltd. (as referred to“Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with the actual registered capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly takes responsibility of investment, mine technology development, transference and consulting services, international trade, etc.

As at the end of the reporting period, subsidiaries are as follows:

	Place of			Shares
Subsidiaries	registration	Registered capital	Business scope	proportion (%)

Yancoal International Technology Development Co., Ltd.	Hong Kong	USD1 million	Development of mining technology, transit and consulting services	100
Yancoal International Trading Co., Ltd.	Hong Kong	USD1 million	Transit trade of coal	100
Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	Exploration and development of mineral resources	100
Yancoal Luxembourg Energy Holding Co., Ltd.	Luxemburg	USD500,000	Investment	100
Yancoal Canada Resources Holding Co., Ltd.	Canada	USD290 million	Mineral resources development and sales	100
Athena (Holding) Ltd	Australia	AUD2	Shareholding company	100
Tonford (Holding) Ltd	Australia	AUD2	Shareholding company	100
Wilpeena (Holding) Ltd	Australia	AUD3.46 million	Shareholding company	100
Premier (Holding) Ltd	Australia	AUD8.78 million	Shareholding company	100
Yancoal Eneergy Pty Ltd	Australia	AUD202.98 million	Shareholding company	100

17.	Shandong Coal Trading Centre Co., Ltd.

Shandong Coal Trading Centre Co., Ltd (as referred to “Coal Trading Centre”) was established jointly by the Company, Jining Sources of Energy Development Group Co., Ltd. and Jining Delin Commerce and Trade Co., Ltd in August 2012 with registered capital of RMB100 million, of which, RMB51 million in cash by the Company with equity interests of 51%. The business licence code of Coal Trading Centre is 370000000004294-1 and the legal representative is Mr. Hou Qingdong. The company is mainly engaged in coal spot trade service and management; coal information consultation etc.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

18.	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.

Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (as referred to “Coal Storage and Blending Company”) was established jointly the Company, Rizhao Port Co., Ltd. and Shandong Shipping Co., Ltd. in January 2013 with registered capital of RMB300 million, of which, RMB153 million by the Company in cash with equity interests of 51%. The business licence code of Coal Storage and Blending Company is 370000000004632 and organization code is 06044704-X and the legal representative is Mr. Liu Chun. The company is mainly engaged in coal wholesale dealing (valid until 31 May 2015), other commodity business, etc.

19.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia, was established in December 2004 with the actual registered capital of AUD64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation for the period

			Net assets at
			the end of the	Net profits at the
	Reason for	Shareholding	reporting period	reporting period
Companies	consolidation	proportion (%)	(RMB 10,000)	(RMB 10,000)

Inner Mongolia Haosheng Coal Mining Co., Ltd.	Equity acquisition	74.82	46,252	-849
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Newly established subsidiary	51	29,681	-319

Note:	On behalf of Haosheng company, the Company made shares transfer payment of RMB1,025.52 million to the transferee in January 2013. As at 14 January 2013, the accumulated shares transfer payment made by the Company has reached 54% of the total transfer amount. At the same time, the related approval procedures and changes of business registration have been accomplished. Since 1 January 2013, Inner Mongolia Haosheng Coal Mining Company Limited has been incorporated into the Company.

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iii.	Combination in the reporting period

1.	Subsidiaries acquired in business combination not under common control

Name of subsidiaries	Place of Registration	Registered capital	Investment capital	Shareholding proportion (%)	Business scope

Inner Mongolia Haosheng Coal Mining Co., Ltd.	Ordos	RMB500 million	RMB7,136.54 million	74.82	Coal mine engineering equipment and accessories sales

(1)	The information related to the acquisition of Haosheng company is described in Note “V, i, 5”. The date of the acquisition of Haosheng company by the Group is 1 January 2013; related financial information of this acquisition is based on the information dated 1 March 2013.

(2)	The identifiable assets and liabilities at the acquisition date:

		RMB’000
	1 January 2013
Items	Carrying amount	Fair value
Bank balance and cash	223,427	223,427
Prepayment	2,000	2,000
Fixed assets	1,923	1,923
Construction in progress	300,282	12,389,964
Tax payable	-2,539	-2,539
Other payable	59,159	59,159
Deferred tax liability	—	3,022,421
Net assets attributable to the Shareholders of the Company	471,012	9,538,273

Note:	Fair value of the identifiable assets, liabilities at the date of the acquisition of Haosheng company is determined on the basis of the evaluation report issued by Qingdao Hengyuande Mining Rights Appraisal and Consultation Company Limited (Qingdao Hengyuandekuangzizi [2013] No. 01).

(3)	The total acquisition consideration is RMB7,136.54 million, which is the same as the fair value of the identifiable assets of Haosheng company.

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iii.	Combination in the reporting period – continued

1.	Subsidiaries acquired in business combination not under common control – continued

(4)	The operation conditions of the acquirees after acquisition date (Unit: RMB’000)

Items	1 January 2013 – 30 June 2013

Operating revenue	—
Net profit	-8,488
Net cash flow generated from operating activities	-14,299
Net cash flow	-117,667

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	spot exchange rate on balance sheet date 5.7061
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.1212
The equity	AUD	spot exchange rate on arising, except for undistributed profits
Assets and liabilities	HKD	spot exchange rate on balance sheet date 0.7966
The income statement and cash flow statement	HKD	approximate spot exchange rate on transaction date, average of the year 0.8038
The equity	HKD	spot exchange rate on arising, except for undistributed profits

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

The date disclosed below in this financial statement, except for the special note, “the beginning of the reporting period” refers to 1 January 2013, “the end of the reporting period” refers to 30 June 2013, “the reporting period” refers to the period from 1 January 2013 to 30 June 2013, “the same period of last year” refers to the period from January 1, 2012 to June 30, 2012.

1.	Bank balance and cash

	At June 30, 2013			At January 1, 2013
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	783	1.0000	783	8,433	1.0000	8,433
USD	27	6.1787	167	27	6.2855	170
AUD	10	5.7061	57	13	6.5363	85

Subtotal			1,007			8,688

Cash in bank
Including: RMB	5,607,801	1.0000	5,607,801	11,573,843	1.0000	11,573,843
USD	531,167	6.1787	3,281,922	257,691	6.2855	1,619,717
AUD	232,279	5.7061	1,325,407	416,490	6.5363	2,722,304
CAD	66	5.8901	389	153	6.3184	967
HKD	445	0.7966	354	72	0.8108	58
EUR	26	8.0536	209	17	8.3176	141
GBP	1	9.4213	9	1	10.1611	10

Subtotal			10,216,091			15,917,040

Other monetary assets
Including: RMB	212,201	1.0000	212,201	101,374	1.0000	101,374
USD	2,706	6.1787	16,720	138	6.2855	867
AUD	44,103	5.7061	251,656	10,164	6.5363	66,435

Subtotal			480,577			168,676

Total			10,697,675			16,094,404

(1)	As at the end of the reporting period, the Group held RMB1,886.47 million of time deposits; RMB 221.04 million of guarantee contract with priority to transfer money; RMB21.29 million of environmental guarantee deposits; RMB266.84 million of other guarantee deposits; totalling RMB2,395.64 million.

(2)	At the end of the reporting period, overseas bank balance and cash of the Group is RMB2,919.29 million, owned by the overseas subsidiaries of the Company.

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2.	Notes receivable

(1)	Notes receivable categories

Notes categories	At June 30, 2013	At January 1, 2013
Bank acceptance bills	3,231,380	6,432,200
Commercial acceptance bills	—	101,000

Total	3,231,380	6,533,200

(2)	Bills endorsed to other parties by the end of the period but still be immature (top five)

Notes Categories	Drawer	Drawing date	Maturity date	Amount (RMB’000)
Bank acceptance bills	Rizhao Jinghua Pipeline Co., Ltd	22 March 2013	22 September 2013	25,000
Bank acceptance bills	Shandong Daotong Trade Co., Ltd	13 June 2013	13 December 2013	20,000
Bank acceptance bills	Jiangsu Tianyu Energy Co., Ltd	14 June 2013	14 December 2013	20,000
Bank acceptance bills	Jiangsu Tianyu Energy Co., Ltd	14 June 2013	14 December 2013	20,000
Bank acceptance bills	Shandong Zhongxu Coal and Metallurgical Energy Co., Ltd	9 April 2013	9 October 2013	15,000

Total				100,000

(3)	As at the end of the reporting period, the Group had no immature discounted notes of RMB 945.63 million.

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3.	Accounts receivable

(1)	Accounts receivable category

	At 30 June 2013				At 1 January 2013
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	619,256	41	26,343	100	24,249	3	2,533	100
Risk-free portfolio	874,070	59	—	—	904,687	97	—	—
The subtotal of portfolio	1,493,326	100	26,343	100	928,936	100	2,533	100

Total	1,493,326	100	26,343	100	928,936	100	2,533	100

1)	There was no individually significant amount of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At June 30, 2013			At January 1, 2013
	Amount		Bad debt	Amount		Bad debt
Items	RMB	%	provision	RMB	%	provision

Within 1 year	617,571	4	24,703	22,548	4	902
1 to 2 years	—	30	—	100	30	30
2 to 3 years	90	50	45	—	50	—
Over 3 years	1,595	100	1,595	1,601	100	1,601

Total	619,256	—	26,343	24,249	—	2,533

3)	Account receivables in the portfolio accruing the bad debt provision in other method

	Carrying	Bad debt
Items	amount	amount
Risk-free portfolio	874,070	—
Total	874,070	—

Note:	As at the end of the period, accounts receivable in risk-free portfolio included RMB632.40 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB230.50 million of L/C issued by the bank.

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3.	Accounts receivable

(2)	There is no bad debt provision to recover during the reporting period.

(3)	There is no write-off during the reporting period.

(4)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period; accounts receivables arising on related parties was RMB87.93 million. See Note “VII, (III), 2”.

(5)	The five largest accounts receivables

Items	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)
Huadian Power International Corporation	Third party	201,473	Within 1 year	13
Zoucheng Pengxiang Industry and Trade Co., Ltd.	Third party	80,000	Within 1 year	5
Baoshan Iron and Steel	Third party	72,192	Within 1 year	5
Linyi Mengfei Commerce Co., Ltd.	Third party	62,000	Within 1 year	4
Korea Southern Power	Third party	61,599	Within 1 year	4

Total		477,264		31

(6)	Balance of accounts receivables denominated in foreign currency

	At June 30, 2013			At January 1, 2013
	Original	Exchange	RMB	Original	Exchange	RMB
Foreign currency	currency	rate	equivalent	currency	rate	equivalent
USD	83,959	6.1787	518,757	73,259	6.2855	460,469

Total			518,757			460,469

(7)	There were no accounts receivables to derecognize for this reporting period.

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4.	Prepayments

(1)	The aging analysis of prepayments

	At June 30, 2013		At January 1, 2013
Items	RMB	%	RMB	%

Within 1 year	2,740,150	93	465,077	67
1 to 2 years	107,167	4	177,903	26
2 to 3 years	92,102	3	48,767	7
Over 3 years	100	—	296	—

Total	2,939,519	100	692,043	100

Note:	Prepayments with aging over 1 year are prepayments for equipment. As the equipment is not yet arrived and still under execution, the Group has not made the settlement.

(2)	Main companies of prepayments

Company name	Relationship with the Company	Amounts	Age	Reasons

Linyi Mengfei Commerce Co., Ltd.	Third party	249,889	Within 1 year	Goods to arrival, under executing
The Goodyear Tire&Rubber Company	Third party	106,050	Within 1 year	Goods to arrival, under executing
Shanghai Zhenzhong Fuel Co. Ltd.	Third party	100,128	Within 1 year	Goods to arrival, under executing
Henan Shuncheng Group Coke Co., Ltd	Third party	100,000	Within 1 year	Goods to arrival, under executing
Shandong Huagang Energy Development Co., Ltd.	Third party	99,934	Within 1 year	Goods to arrival, under executing

Total		656,001

(3)	Prepayments due from shareholders of the Group which holds more than 5% (including 5%) of the total shares are not included by the end of the period; accounts receivables arising on related parties was RMB60.36 million, accounting for 2% of the total accounts receivables. See Note “VII, (III), 4,”.

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4.	Prepayments – continued

(4)	Balance of prepayments denominated in foreign currency

	At June 30, 2013			At January 1, 2013
Item	original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	59	6.1787	365	817	6.2855	5,135

Total			365			5,135

5.	Other receivables

(1)	Other receivables by category

	At June 30, 2013				At January 1, 2013
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	217,817	36	46,601	100	95,356	3	24,918	100
Risk-free portfolio	387,591	64	—	—	3,525,024	97	—	—
The subtotal of portfolio	605,408	100	46,601	100	3,620,380	100	24,918	100

Total	605,408	100	46,601	100	3,620,380	100	24,918	100

1)	There was no individually significant amount of other receivables that accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting aging analysis method

	At June 30, 2013			At January 1, 2013
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	126,273	4	5,051	73,315	4	2,933
1 to 2 year	71,370	30	21,411	71	30	21
2 to 3 years	70	50	35	13	50	7
Over 3 years	20,104	100	20,104	21,957	100	21,957

Total	217,817	—	46,601	95,356	—	24,918

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5. Other receivables – continued

(1)	Other receivables by category – continued

3)	Other receivables in the portfolio accruing the bad debt provision in other method

Items	Carrying amount	Bad debt amount

Risk-free portfolio	387,591	—

Total	387,591	—

(2)	There is no bad debt provision to recover during the reporting period.

(3)	There is no write-off during the reporting period.

(4)	As at the end of the reporting period, accounts receivable due from the controlling shareholder of the Company is RMB16.99 million (at June 30, 2012: RMB16.89 million); accounts receivable due from related parties is RMB343.11 million, accounting for 57% of the total other receivables. See Note VII, iii, 3”.

(5)	The top five debtors

Company name	Relationship with the Company	Amounts	Age	Proportion of other receivables (%)	Nature or contents

Ashton Coal Mines Limited	Joint venture company	167,320	Within 1 year	28	Dealing amounts
Shandong Shengyang Wood Co., Ltd	Associates	90,355	Within 1 year	15	Dealing amounts
Xintai Company minority shareholders: Wang Jun, etc.	Third party	89,087	1 to 2 years	15	advance payment
New South Wales Local Tax Bureau	Third Party	81,031	Within 1 year	13	Tax refund
Shenmu County Guobiao Commerce and Trade Co., Ltd.	Third Party	15,070	1 to 2 years	2	Advance payment

Total		442,863		73

(6)	There are no other receivables to derecognise for the reporting period.

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6.	Inventories and provision for inventory impairment

(1)	Inventory by category

	At June 30, 2013			At January 1, 2013
Items	Book Balance	Provision for inventory impairment	Book Value	Book Balance	Provision for inventory impairment	Book Value

Raw materials	208,420	—	208,420	249,268	—	249,268
Coal stock	1,391,271	90,504	1,300,767	1,262,999	214,641	1,048,358
Methanol stock	18,333	—	18,333	9,470	—	9,470
Low value consumables	224,285	—	224,285	258,435	—	258,435

Total	1,842,309	90,504	1,751,805	1,780,172	214,641	1,565,531

(2)	Provision for inventory impairment

		Increase		Decrease
Items	At 1 January 2013	Accrual	Others	Reversal	Others	Foreign currency translation difference	At 30 June 2013

Raw materials	—	—	—	—	—	—	—
Coal stock	214,641	97,088	—	—	201,010	-20,215	90,504
Methanol stock	—	—	—	—	—	—	—
Low value consumables	—	—	—	—	—	—	—

Total	214,641	97,088	—	—	201,010	-20,215	90,504

Note:	The increased amount of RMB97.09 million is the provision for inventory impairment of Yancoal Australia according to the difference between book value and the net realizable value of inventories deducting the cost of realization by the end of the reporting period.

The reversal amount was the provision for inventory impairment accrued at the beginning of the reporting period by Yancoal Australia. The amount of this provision carried forward into product sales cost for this reporting period is RMB201.01 million.

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7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At June 30, 2013	At January 1, 2013	Nature

Land subsidence, restoration, rehabilitation and environment costs	2,402,248	1,877,911	Note II.25
Environment management guarantee deposit	1,092,493	1,085,493	Note XII.4
Mining royalty receivable	94,410	114,798	Note 1
Hedging instrument-forward foreign exchange contract	11,495	90,731	Note 2

Total	3,600,646	3,168,933

(2)	Other current liabilities

Items	At June 30, 2013	At January 1, 2013	Nature

Land subsidence, restoration, rehabilitation and environment costs	3,897,879	3,508,133	Note II.25
Hedging instrument-interest rate swap	76,337	114,421	Note 3
Deferred income	4,852	108,492	Note 4
Hedging instrument-forward foreign exchange contract	416,201	13,656	Note 2

Total	4,395,269	3,744,702

Note 1:	It is the right of Middlemount Coal Pty Ltd, a company jointly controlled by the Company and its subsidiary Gloucester, of collecting the mining royalties (ie, 4% of its FOBT profits) from Middlemount coal mine during the mining period. The management calculated this on every reporting date based on its present value of the discounted cash flow, the change of profit or loss is recorded as the current profit or loss for the period. As at 30 June 2013, AUD16.55 million of mining royalties receivable within one year is recognized as other current assets and AUD181.51 million of mining royalties receivable over 1 year is recognized as other non-current asset.

Note 2:	To avoid the risk of foreign currency rate fluctuation, Australian subsidiaries of the Company enter into forward foreign exchange contracts to hedge foreign currency risks caused by daily coal sales and big equipment purchasing program: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward market exchange rate taken on the balance sheet date and on the contracts signing date.

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7.	Other current assets and other current liabilities – continued

(2)	Other current liabilities – continued

Note 3:	To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2012, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are four years. At the end of June 2013, the fair value of the Contracts was RMB76.34 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 4:	It is the deferred income of Ashton Joint Venture, a company jointly controlled by the Company, amounting up to AUD0.66 million, which is the government subsidy given by Australian Energy and Tourism Department to the coal mines with significant emissions before the execution of the carbon emission price. This expense may occur in the future reporting period.

8.	Available-for-sale financial assets

Items	Fair value at June 30, 2013	Fair value at January 1, 2013

Available-for-sale equity instruments	144,042	167,893

Total	144,042	167,893

Note:	Available-for-sale equity instrument, mainly are shares in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Group from the past years. The above fair value was ascertained based on the closing price listed in Shanghai Stock Exchange on the balance sheet date.

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9.	Long-term accounts receivable

Items	At June 30, 2013	At January 1, 2013

Middlemount loans (Note 1)	1,616,735	1,682,984
Gladstone long-term securities (Note 2)	179,742	205,893
E class Wiggins Island Preference Securities (Note 2)	87,417	100,135

Total	1,883,894	1,989,012

Note 1:	Middlemount Loans refer to the long-term loans provided by Gloucester, the subsidiary of Yancoal Australia, to Middlemount Joint Venture which is due on 24 December 2015 with the interest rate of business loan with the same duration.

Note 2:	Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd.

1)	The purchasing price and par value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

2)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

3)	As WIPS and GiLTS have no active market and cannot be traded.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At June 30, 2013	At January 1, 2013

Equity investments under cost method	38,503	39,183
Equity investments under equity method	3,330,263	3,622,903

Long-term equity investments – Total	3,368,766	3,662,086
Less: provision for impairment	—	—

Long-term equity investments – Net	3,368,766	3,662,086

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10.	Long-term equity investments – continued

(2)	Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting shares (%)	Original amount	Opening balance	Addition	Reversals	Closing balance	Cash dividends

Under cost method
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500	500	—	500	—	—
Yankuang Group Zoucheng Huaming company.	8.00	8.00	100	100	—	100	—	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80	80	—	80	—	—
Shenzhen Weiersen Floriculture Co., Ltd.	—	—	100	100	—	—	100	—
Yankuang Group Guohong Chemical Co., Ltd.	5.00	5.00	29,403	29,403	—	—	29,403	—
Zoucheng Jianxin Cunzhen Bank of Shandong	9.00	9.00	9,000	9,000	—	—	9,000	—

Subtotal			39,183	39,183	—	680	38,503	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000	1,082,194	93,994	97,590	1,078,598	97,590
Yankuang Group Finance Co., Ltd.	25.00	25.00	125,000	191,417	20,296	15,625	196,088	15,625
Shaanxi Future Energy Chemical Corp. Ltd.	25.00	25.00	540,000	1,350,000	—	—	1,350,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000	418	—	418	—	—
Jining Jiemei New Wall Material Co., Ltd	20.00	20.00	720	246	—	246	—	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	1	—	—	—	—
Ashton Coal Mines Limited	90.00	50.00	18,737	19,838	—	2,518	17,320	—
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	27	27	1	1	—	1	—	—
Middlemount Joint Venture	50.00	50.00	1,171,376	978,789	—	290,532	688,257	—

Subtotal			2,761,835	3,622,903	114,290	406,930	3,330,263	113,215

Total			2,801,018	3,662,086	114,290	407,610	3,368,766	113,215

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10.	Long-term equity investments – continued

(3)	Investment in joint venture and associates

Name of investees	Shares proportion (%)	Ratio of voting shares(%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue	Net profit

Associates
China HD Zouxian Co., Ltd.	30	30	6,100,716	2,505,389	3,595,327	2,210,145	313,314
Yankuang Group Finance Co., Ltd	25	25	6,620,773	5,836,422	784,351	150,436	81,182
Shaanxi Future Energy Chemical Corp. Ltd	25	25	5,838,947	438,947	5,400,000	—	—

Shandong Shengyang Wood Co., Ltd	39.77	39.77	95,398	97,483	-2,085	30,821	-3,136
Jining Jiemei New Wall Material Co., Ltd	20	20	7,205	7,281	-76	2,511	-1,304

Newcastle Coal Infrastructure Group Pty Ltd(NCIG)	27	27	19,886,290	22,040,795	-2,154,505	1,684,656	-1,211,271

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	90	50	—	—	—	—	—
Ashton Coal Mines Limited(Note)	90	50	38,966	38,071	895	317,027	—
Middlemount Joint Venture	About 50	50	3,377,894	3,889,537	-511,643	686,756	-416,710

Total			41,966,189	34,853,925	7,112,264	5,082,352	-1,237,925

Note:	There is difference between shares proportion and voting shares proportion of joint venture enterprises caused by the items described in note “V, (I), 7, (2)”. The Group cannot exercise control over this fact, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the Group.

(4)	There is no indication that the Company’s long-term equity investments may be impaired, therefore no provision for impairment of long-term equity investments was accrued.

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11.	Fixed assets

(1)	Fixed assets by category

Items	At January 1, 2013	Addition		Decrease	Foreign exchange translation difference	At June 30, 2013

Cost	41,726,681	4,778,069		2,236,993	-1,903,236	42,364,521

Land	989,796	80,632		2,851	-134,981	932,596
Buildings	4,922,136	11,080		4,000	-76,110	4,853,106
Mining structure	7,921,926	388,623		22,411	-413,570	7,874,568
Ground structure	2,031,632	—		2,795	—	2,028,837
Harbour works and craft	253,677	—		—	—	253,677
Plant, machinery and equipments	24,129,530	4,258,793		2,086,924	-1,278,575	25,022,824
Transportation equipment	515,503	2,545		3,058	—	514,990
Others	962,481	36,396		114,954	—	883,923

		Addition	Accrual

Accumulated depreciation	16,439,730	1,845,559	1,413,626	404,087	-329,646	18,965,182

Land	—	—	—	—	—	—
Buildings	2,298,332	—	68,300	1,958	-6,281	2,358,393
Mining structure	2,718,488	—	195,892	22,047	-58,878	2,833,455
Ground buildings	1,230,656	—	79,398	1,986	—	1,308,068
Harbour works and craft	88,870	—	—	—	—	88,870
Plant, machinery and equipments	9,311,185	1,845,559	649,369	262,399	-264,487	11,279,227
Transportation equipment	395,674	—	15,550	3,058	—	408,166
Others	396,525	—	405,117	112,639	—	689,003

Net book value	25,286,951	—		—	—	23,399,339

Land	989,796	—		—	—	932,596
Buildings	2,623,804	—		—	—	2,494,713
Mining structure	5,203,438	—		—	—	5,041,113
Ground buildings	800,976	—		—	—	720,769
Harbour works and craft	164,807	—		—	—	164,807
Plant, machinery and equipments	14,818,345	—		—	—	13,743,597
Transportation equipment	119,829	—		—	—	106,824
Others	565,956	—		—	—	194,920

Provision for impairment	608,474	—		—	-29,076	579,398

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11.	Fixed assets – continued

(1)	Fixed assets by category – continued

Items	At January 1, 2013	Addition	Decrease	Foreign exchange translation difference	At June 30, 2013

Land	—	—	—	—	—
Buildings	65,182	—	—	—	65,182
Mining structure	228,921	—	—	-29,076	199,845
Ground structure	24,398	—	—	—	24,398
Harbour works and craft	—	—	—	—	—
Plant, machinery and equipments	289,674	—	—	—	289,674
Transportation equipment	215	—	—	—	215
Others	84	—	—	—	84

Book value	24,678,477	—	—	—	22,819,941

Land	989,796	—	—	—	932,596
Buildings	2,558,622	—	—	—	2,429,531
Mining structure	4,974,517	—	—	—	4,841,268
Ground structure	776,578	—	—	—	696,371
Harbour works and craft	164,807	—	—	—	164,807
Plant, machinery and equipments	14,528,671	—	—	—	13,453,923
Transportation equipment	119,614	—	—	—	106,609
Others	565,872	—	—	—	194,836

Note:	In 2012, the Company and Agricultural Bank of China Financial Lease Company Ltd. entered into a leaseback agreement. It is stipulated that the machine and equipment, with its original value of RMB3,662.44 million and net value of RMB2,000 million was sold to Agricultural Bank of China Financial Lease Company Ltd. for a consideration of RMB2,000 million. Meanwhile, the deadline of leaseback of the machine and equipment is 1 year (interest rate 6.56%) and they will be repurchased by the Company as RMB400 after the expiration date. The leaseback agreement has expired during the reporting period, so the Company repurchased the machine and equipment and it will re-accounted with the amount of the original value of fixed asset and accumulated depreciation.

(2)	Fixed assets acquired through finance lease

Items	Book value	Accumulated depreciation	Net book value

Machine and Equipment	322,566	21,011	301,555

Total	322,566	21,011	301,555

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11.	Fixed assets – continued

(3)	Among the addition of fixed assets during the reporting period, RMB903.97 million is transferred from construction in process. Among the increased amount of accumulated depreciation, RMB1,413.63 million is accrued during the reporting period.

(4)	There is no provision and depreciation of lands as Australian subsidiaries enjoy the permanent land use rights.

(5)	As at the end of the reporting period, the fixed assets still in use with fully depreciation is RMB6,278.18 million in the Group.

(6)	As at the end of the reporting period, RMB4,103.71 million included in fixed assets is pledged as collateral.

12.	Construction in progress

(1)	Construction in progress by category

Items		Book value	At June 30, 2013 Provision for impairment	Net book value	Book value	At January 1, 2013 Provision for impairment	Net book value

1.	Wei jian construction	534,377	—	534,377	315,043	—	315,043
2.	Technical revamping	363,330	—	363,330	573,921	—	573,921
3.	Infrastructure construction	28,390,432	144,690	28,245,742	15,465,199	165,445	15,299,754
4.	Safety construction	750,141	—	750,141	727,450	—	727,450
5.	Exploration construction	656,981	—	656,981	345,447	—	345,447

Total		30,695,261	144,690	30,550,571	17,427,060	165,445	17,261,615

Note 1:	During the reporting period, the decrease of balance of provision for the impairment of construction in progress is mainly caused by the fluctuation of foreign exchange rate;

Note 2:	As at the end of the reporting period, RMB620.81 million included in construction in progress is pledged as collateral.

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12.	Construction in progress – continued

(2)	Changes of significant construction in progress

			Reduction
Items	At January 1, 2013	Addition	Transferred into Fixed assets	Others	Foreign exchange translation difference	At June 30, 2013

Zhuan Longwan coal project	8,059,640	72,363	605	—	—	8,131,398
Ordos methanol project	2,017,156	438,567	—	—	—	2,455,723
Canada potash project	1,832,719	12,590	—	—	-137,624	1,707,685
Zhaolou power plant project	435,787	392,511	—	—	—	828,298
Shilawusu coal mine and coal processing project	—	12,565,053	—	—	—	12,565,053

Total	12,345,302	13,481,084	605	—	-137,624	25,688,157

				Including:
Items	Budgeted amount	Investment/ budget ratio(%)	Accumulated amount of capitalized interests	capitalized interests during the reporting period	Rate of capitalized interests for the period (%)	Capital sources

Zhuan Longwan coal project	10,082,225	81	8,586	4,911	6.4	Borrowings
Ordos methanol project	5,114,900	48	147,428	65,281	6.4	Borrowings
Canada potash project	1,888,319	98	—	—	—	Self-raised
Zhaolou power plant project	1,767,000	47	2,590	2,177	6.4	Borrowings
Shilawusu coal mine and coal processing project	16,721,054	75	—	—	—	Self-raised

Total	35,573,498		158,604	72,369	—

13.	Construction materials

Items	At Jan. 1, 2013	Addition	Reversals	At June 30, 2013

Construction materials	14,278	249,381	224,008	39,651
Construction equipments	61,214	249,599	280,567	30,246

Total	75,492	498,980	504,575	69,897

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14.	Intangible assets

Items	At January 1, 2013	Addition	Decrease and transfer	Foreign exchange translation difference	At June 30, 2013

Cost	34,487,119	32,391	13,217	-3,173,117	31,333,176

Mining rights	29,463,588	30,995	—	-2,667,192	26,827,391
Unproved mining equity interests	3,673,107	—	—	-466,535	3,206,572
Land use rights	912,569	—	—	-441	912,128
Patents and know-how	163,408	—	—	-20,755	142,653
Water access right	132,406	—	—	-996	131,410
Software	142,041	1,396	13,217	-17,198	113,022

Accumulated amortization	3,193,641	684,662	12,862	-166,492	3,698,949

Mining rights	2,969,592	663,345	—	-163,260	3,469,677
Unproved mining equity interests	—	—	—	—	—
Land use rights	198,583	9,236	—	-73	207,746
Patents and know-how	—	—	—	—	—
Water access right	340	158	—	-54	444
Software	25,126	11,923	12,862	-3,105	21,082

Net book value	31,293,478	—	—	—	27,634,227

Mining rights	26,493,996	—	—	—	23,357,714
Unproved mining equity interests	3,673,107	—	—	—	3,206,572
Land use rights	713,986	—	—	—	704,382
Patents and know-how	163,408	—	—	—	142,653
Water access right	132,066	—	—	—	130,966
Software	116,915	—	—	—	91,940

Provision for impairment	257,476	2,099,571	—	-175,082	2,181,965

Mining rights	257,476	2,099,571	—	-175,082	2,181,965
Unproved mining equity interests	—	—	—	—	—
Land use rights	—	—	—	—	—
Patents and know-how	—	—	—	—	—
Water access right	—	—	—	—	—
Soft ware access right	—	—	—	—	—

Book value	31,036,002	—	—	—	25,452,262

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14.	Intangible assets – continued

Items	At January 1, 2013	Addition	Decrease and transfer	Foreign exchange translation difference	At June 30, 2013

Mining rights	26,236,520	—	—	—	21,175,749
Unproved mining equity interests	3,673,107	—	—	—	3,206,572
Land use rights	713,986	—	—	—	704,382
Patents and know-how	163,408	—	—	—	142,653
Water access right	132,066	—	—	—	130,966
Soft ware access right	116,915	—	—	—	91,940

Note 1:	During the reporting period, the Group’s management assesses that the economic performance of Moolarben coal mine and Stratford coal mine, which are the subsidiaries of the Group, would be lower than the estimation. Therefore, the difference resulted from the net book value less the present value of the future cash flow estimated by the assets assessment group is recognized as the impairment loss of mining rights, amounting to RMB2,099.57 million.

Note 2:	As at the end of the reporting period, RMB117.09 million included in the intangible assets is pledged as collateral.

15.	Goodwill

Items	At 1 Jan. 2013	Increase	Decrease	Foreign exchange translation differences	At 30 June 2013	Provision for impairment at 30 June 2013

Acquisition of Xintai	653,836	—	—	—	653,836	—
Acquisition of Yancoal Resources	640,641	—	—	-81,370	559,271	—
Acquisition of Syntech II	28,592	—	—	-3,632	24,960	—
Acquisition of Premier	17,780	—	—	-2,258	15,522	15,522
Acquisition of Yanmei Shipping	10,045	—	—	—	10,045	—

Total	1,350,894	—	—	-87,260	1,263,634	15,522

Note:	At the end of 2012, the Group’s management assesses that the economic performance of Premier Holding, the subsidiary of the Group would be lower than the estimation. Therefore, the impairment loss of goodwill is recognized as AUD5.14 million after test of impairment for assets is completed. The decrease of the balance and the provision for impairment of goodwill during the reporting period was mainly due to the effect of foreign exchange rate fluctuation.

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16.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items	At June 30, 2013	At January 1, 2013

1. Deferred tax assets
Deferred tax assets of the parent company and its domestic subsidiaries
Land subsidence, restoration, rehabilitation and environmental costs	900,304	819,181
Provision for Wei jian fees, safety production, and development fund	824,842	745,059
Accrued and unpaid salaries and social insurance	190,861	142,892
Differences of the depreciation of fixed assets	120,931	95,092
Hedging instrument liability	21,089	31,074
Provision for impairment of assets	14,592	6,832
Contingent value right (CVR)	13,098	20,051
Deferred income	4,325	—
Others	2,439	2,505

Subtotal	2,092,481	1,862,686

Deferred tax assets of subsidiaries of Yancoal Australia
Minerals resource rent tax and its effect on income tax	2,309,923	2,742,644
Un-recouped losses	1,629,868	1,094,396
Accrued and unpaid salaries and other expenses	198,838	195,878
Assets amortization	208,754	135,870
Reclamation costs	141,697	155,013
Take or pay liabilities	116,845	154,061
Hedging instrument liability	126,111	—
Finance lease	60,941	69,807
Others	143,801	135,128

Subtotal	4,936,778	4,682,797

Total deferred tax assets	7,029,259	6,545,483

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16.	Deferred tax assets and deferred tax liabilities – continued

(1)	Confirmed deferred tax assets and deferred tax liabilities – continued

Items	At June 30, 2013	At January 1, 2013

2. Deferred tax liabilities
Deferred tax liabilities of the parent company and its domestic subsidiaries
Amortization and recognition of assets	3,696,591	719,689
Amortization and recognition of environmental deposits	191,629	—
Fair value adjustment of available-for-sale financial assets	16,198	22,133

Subtotal	3,904,418	741,822

Deferred tax liabilities of subsidiaries of Yancoal Australia
Amortization and recognition of assets	2,817,153	3,654,182
Minerals resource rent tax (MRRT) and its effect on income tax	1,789,010	2,110,090
Unrealized gain or loss on foreign currency exchange	48,461	975,103
Royalty receivables	34,027	51,644
Hedging instrument assets	904	22,513
Others	1,170	12,110

Subtotal	4,690,725	6,825,642

Total deferred tax liabilities	8,595,143	7,567,464

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16.	Deferred tax assets and deferred tax liabilities – continued

(2)	Breakdown of taxable temporary differences items and deductable differences items

1)	Temporary differences of the Company and its domestic subsidiaries

Items	At June 30, 2013	At January 1, 2013

1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	3,601,214	3,276,723
Provision for Wei jian fees, safety production and development fund	3,392,888	2,980,235
Accrued and unpaid salaries and social insurance	763,445	571,568
Differences of the depreciation of fixed assets	486,451	380,368
Hedging instrument liability	84,357	124,295
Contingent value right (CVR)	67,154	27,328
Provision for impairment of assets	52,393	80,204
Deferred income	17,301	—
Others	9,754	10,021
Total	8,474,957	7,450,742

2. Taxable temporary differences items
Amortization and recognition of assets	14,786,365	2,878,754
Amortization and recognition of environmental deposits	766,514	—
Fair value adjustment of available-for-sale financial assets	64,792	88,533

Total	15,617,671	2,967,287

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16.	Deferred tax assets and deferred tax liabilities – continued

(2)	Breakdown of taxable temporary differences items and deductable differences items – continued

2)	Temporary differences of overseas subsidiaries

Items	At June 30, 2013	At January 1, 2013

1. Deductible temporary differences items
MRRT and its effect on income tax (note)	7,699,744	9,142,147
Un-recouped loss	5,432,892	3,647,987
Accrued and unpaid salary expenses and other expenses	662,792	652,925
Amortization of assets	695,848	452,901
Reclamation costs	472,322	516,709
Take or pay liabilities	389,483	513,538
Hedging instrument liability	420,371	—
Finance lease	203,136	232,691
Others	479,338	450,426
Total	16,455,926	15,609,324

2. Taxable temporary differences items
Assets amortization and recognition	9,390,510	12,180,607
MRRT and its effect on income tax (note)	5,963,366	7,033,634
Unrealized gain or loss on foreign currency exchange	161,537	3,250,343
Mining royalties receivables	113,424	172,148
Hedging instruments assets	3,012	75,042
Others	3,901	40,367

Total	15,635,750	22,752,141

Note:	Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, while MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years.

17.	Other non-current assets

	At June 30,	At January 1,
Items	2013	2013

Mining royalties receivable(VI,7, note 2)	1,035,713	1,234,649
Prepayment for investment (IX,1, (1)	117,926	117,926
Security deposit of Gloucester	5,716	6,548

Total	1,159,355	1,359,123

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18.	Provision for impairment of assets

		Increase		decrease
Items	At January 1, 2013	Accrual	others	Reversal	others	Foreign currency translation differences	At June 30, 2013

Bad debt provision	27,451	45,493	—	—	—	—	72,944
Provision for impairment of inventories	214,641	97,088	—	—	201,010	-20,215	90,504
Provision for impairment of fixed assets	608,474	—	—	—	—	-29,076	579,398
Provision for impairment of construction in progress	165,445	—	—	—	—	-20,755	144,690
Provision for impairment of intangible assets	257,476	2,099,571	—	—	—	-175,082	2,181,965
Provision for impairment of goodwill	17,780	—	—	—	—	-2,258	15,522

Total	1,291,267	2,242,152	—	—	201,010	-247,386	3,085,023

19.	Short-term loans

Items	At June 30, 2013	At January 1, 2013

Debt of honour	2,186,667	1,910,431
Guaranteed debt(note)	4,307,950	2,475,822

Total	6,494,617	4,386,253

Note:	As at the end of the reporting period, USD 300 million guaranteed debt was guaranteed by China Merchants Bank Co., Ltd (CMBC); remaining amounts was guaranteed by Yankuang Group, the controlling shareholder of the Company.

20.	Notes payable

Items	At June 30, 2013	At January 1, 2013

Independent trustee promissory notes (note 1)	—	3,836,611
Commercial acceptance bills (note 2)	117,723	68,537

Total	117,723	3,905,148

Note 1:	As described in “Note V, (I), 6”, Gloucester will make a cash distribution to its shareholders, of which, AUD586.19 million will be distributed as capital return with 6 months after merger. In June 2012, total amount of AUD586.19 million promissory notes were issued by Gloucester to its appointed trustees, who will hold the promissory notes and make the payment to the original shareholders of Gloucester. The process of payment to original shareholders of Gloucester has been completed as at 7 January 2013.

Note 2:	All the commercial acceptance bills will be due within 6 months.

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21.	Accounts payable

(1)	Accounts payable

Items	At June 30, 2013	At January 1, 2013

Total	2,177,871	3,004,847

Including: over 1 year	250,152	134,447

(2)	Large amount accounts payable aging over 1 year mainly is last payment payable for equipments and materials, and there is no large amount of subsequent payments after the period end.

(3)	Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB340 thousand.

22.	Advances from customers

(1)	Advances from customers

Items	At June 30, 2013	At January 1, 2013

Total	556,425	1,368,734

Including: over 1 year	66,932	58,248

(2)	Advances aging over 1 year are RMB66.93 million, mainly due to the unrealized sales, caused by the decline of demand by costumers or disagreement on the price, so that customers did not pick up coals after advances payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Company holding more than 5% (including 5%) shares are excluded for the reporting period.

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23.	Salaries and wages payable

Items	At January 1, 2013	Addition for the period	Payment for the period	Foreign exchange translation	At June 30, 2013

Salary (including bonus, allowance and subsidies)	586,719	3,492,203	3,452,643	-3,868	622,411
Staff welfare	—	453,971	453,521	—	450
Social insurance	22,221	899,022	814,465	—	106,778
including: 1. Medical insurance	3,521	254,644	217,506	—	40,659
2. Basic pension insurance	7,338	515,681	510,206	—	12,813
3. Unemployment insurance	7,238	50,421	42,370	—	15,289
4. Injury insurance	1,128	51,687	21,556	—	31,259
5. Maternity insurance	2,996	26,589	22,827	—	6,758
Housing fund	4,279	181,404	180,561	—	5,122
Union fund and Staff education fund	44,029	104,148	52,391	—	95,786
Compensation for severing labour relations	—	16,068	5,831	-694	9,543
Others	430,502	241,088	198,307	-57,582	415,701

Total	1,087,750	5,387,904	5,157,719	-62,144	1,255,791

Note:	“Others” are employees benefits accrued for Yancoal Australia, such as annual leave, sick leave, etc. See Note “VI.32, note 3”. The balance of Salary accrued at the end of this reporting period is about to be released in July 2013.

24.	Taxes payable

Items	At June 30, 2013	At January 1, 2013

Value added tax	-163,601	-107,626
Business tax	16,797	11,602
Income tax	364,713	879,296
Price reconciliation fund	64,009	51,995
Goods and service tax	-67,716	-67,017
Others	37,782	87,376

Total	251,984	855,626

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25.	Interest payable

Items	At June 30, 2013	At January 1, 2013
Interest for corporate bonds	273,158	152,365
Interest for fund occupancy	284,724	288,211
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	5,454	17,086
Interest for short-term borrowing	—	528

Total	563,336	458,190

26.	Dividend payable

Names	At June 30, 2013	At January 1, 2013
Yankuang Group	936,000	—
H shares	705,024	—
Payable to Qingdao Zhongyan minorities	91	91

Total	1,641,115	91

Note:	See Note “VI, 38”.

27.	Other payable

(1)	Other payable

Items	At June 30, 2013	At January 1, 2013

Total	5,732,660	3,205,528

Including: aging over 1 year	862,124	1,019,288

(2)	As at June 30, 2013, other payable due to the controlling shareholder of the Company is totaling up to RMB612.24 million.

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27.	Other payable – continued

(3)	Other payables with large amount by the end of the reporting period

	Payable
Items	RMB	Age	Nature

4 investors including Shanghai Huayi (Group)	3,128,215	Within 1 year	Investment fund for equity acquisition of Haosheng Company
Yankuang Group Co., Ltd	612,237	1 to 2 years	Material and project funds
Yankuang Group Donghua Construction Co., Ltd	122,423	Within 1 year	Project funds
The fund settlement centre of the Ministry of Railways	57,440	1 to 2 years	freight
Yankuang Donghua Thirty-seven Chu	28,383	Within 1 year	Project funds

Total	3,948,698

28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At June 30, 2013	At January 1, 2013

Long-term borrowing due within one year	1,815,793	1,296,099
CVR (note 1)	1,365,306	—
Long-term payable due within one year	779,716	4,766,525
Provision due within 1 year (note 2)	96,563	212,578
Deferred income due within 1 year	2,853	3,268

Total	4,060,231	6,278,470

(2)	Long-term borrowing due within one year

Loan by category	At June 30, 2013	At January 1, 2013

Guaranteed loans(note 3)	1,765,207	1,245,852
Mortgaged loan	26,586	26,247
Debt of honour	24,000	24,000

Total	1,815,793	1,296,099

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28.	Non-current liabilities due within one year – continued

(3)	Long-term payable due within a year

Names	At June 30, 2013	At January 1, 2013

The Department of Land and Resources of the Inner Mongolia Autonomous (note 4)	340,000	2,340,000
Agricultural Bank of China Financial Leasing Co., Ltd. (note 5)	—	2,000,000
Jining Municipal Land and Resources Bureau (note 6)	396,285	396,285
Freight finance lease (note 7)	43,431	30,240

Total	779,716	4,766,525

Note 1:	Contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal’s shares held by Gloucester’s shareholders. Eighteen months after the merger, if the value of Yancoal’s shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share. However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this guarantee.

This price guarantee mechanism also gives guarantee to the Company: if the value of Yancoal’s shares is at or above AUD6.96 per share in the 20 trading days out of 25 consecutive trading days after merger, the Company nearly won’t give any payment to Gloucester shareholders. However, the Company shall give notice to the shareholders if the share price is above AUD6.96 per share in the 10 trading days out of 15 consecutive trading days.

As CVR can be publicly traded in ASX, the CVR liabilities at the end of period are measured by the fair values of the open market. The differences between changes of fair value at each end of the period are recognized in profit or loss on changes of fair value.

Note 2:	The estimated liabilities due within one year mainly composed of AUD500,000 of onerous contracts and AUD13.41million of take-or-pay liabilities. Onerous contract refers to the fixed price contract entered into between Gloucester, the subsidiary of the Company and the customer. At the end of the reporting period, management considered that this contract will cause losses and then recognized it as the estimated liabilities. The information related to the take-or-pay liabilities are described in “VII, 32, note 2”.

Note 3:	Yancoal Australia borrowed USD3,040 million from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. On 17 December 2012, Yancoal Australia entered into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2019; on the same day, Yancoal Australia returned the matured borrowings of USD100.34 million to Hong Kong branch of CDB. The Company will provide guarantee to the amount of RMB914.66 due in guarantee letter of rollovers. As at 30 June 2013, USD100.34 million of borrowing due within one year was recognized as other non-current liabilities due within 1 year; USD2,839.32 million due over 1 year was recognized as long-term borrowings.

In 2011, the Company borrowed RMB3,900 million from Tiexi branch of ICBC. Prior to fulfil the acquisition payment of Zhuan Longwan coal mine field. The borrowing was guaranteed by the controlling shareholder, Yankuang Group before obtaining the mining rights, and would be pledged by mining rights of Zhuan Longwan as collateral after they are obtained. As at 30 June 2013, the loans of RMB1,125.87 million due within one year were recognized as other non-current liabilities due within one year, while the rest part of loans of RMB2,134.31 million over 1 year were recognized as long-term borrowings.

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28.	Non-current liabilities due within one year – continued

(3)	Long-term payable due within a year – continued

Note 3:	– continued

Heshun Tianchi, a subsidiary of the Company borrowed RMB99 million from Taiyuan branch of China Development Bank, which was guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 30 June 2013, RMB22 million of borrowing due within 1 year was recognized as other non-current liabilities due within 1 year; RMB77 million due over 1 year was recognized as long-term borrowings.

Note 4:	Ordos Neng Hua, the subsidiary of the Company has successfully bided the mining rights of Zhuan Longwan coal mine field of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the consideration of RMB2,340 million of mining rights in the last installment should be paid by the end of 30 November 2012. In August 2012, Inner Mongolia Autonomous Region Department of Land and Resources issued the Opinion on the Relevant Matters in relation to Zhuan Longwan Coal Mine Project [Neiguotuzi (2012) No. 508] and approved the consideration of Zhuan Longwan mining rights for the third installment to be paid after the license granted. According to the requirement of Inner Mongolia Autonomous Region Department of Land and Resources, Ordos Nenghua paid RMB2 billion during the reporting period and the remaining amount of RMB340 million will be paid on the second half of 2013.

Note 5:	It is the finance lease payable as described in “VI, 11”, which was guaranteed by Yankuang Group, the controlling shareholder of the Company.

Note 6:	According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights after assessment and evaluation by remaining reserves for the original five coal mines.

On 3 August 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines (Jining No.2 coal mine, Nantun coal mine, Dongtan coal mine, Baodian coal mine and Xinglongzhuang coal mine) owned by the Company filed in Shandong Provincial Department of Land and Resources, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which amounts to RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million should be paid by 30 September 2012, while the rest amount should be paid in five equal installments with capital occupation charges. As at the end of the reporting period, the company had paid RMB495.36 million, with RMB1,981.42 million unpaid (including RMB396.28 million will be paid in the next year).

Note 7:	It is the finance lease of subsidiaries of Gloucester, of which AUD7.61 million of finance lease payable due within 1 year was recognized as other non-current liabilities due within 1 year; AUD45.46 million due over 1 year was recognized as long-term payable.

29.	Long-term loan

(1)	Long-term loan by category

Loan category	At June 30, 2013	At January 1, 2013

Guaranteed loan	19,689,110	20,771,955
Debt of honour	5,461,687	976,000
Mortgaged loan	79,249	95,551

Total	25,230,046	21,843,506

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29.	Long-term loan – continued

(2)	Five largest long-term borrowings

						At June 30, 2013		At January 1, 2013
Lender	Beginning day	Expiration date	Currency	Interest rate (%)		USD	RMB	USD	RMB

Sydney branch of BOC (note 1)	2009-12-16	2019-12-16	USD	Libor+0.75 Libor+2.80	%- %	2,400,000	14,828,880	2,400,000	15,085,200
Zoucheng branch of BOC (note 2)	2013-1-4	2018-1-4	USD	Libor+2.4%		596,000	3,682,505	—	—
Tiexi branch of ICBC (note 1)	2011-9-29	2016-9-29	RMB	6.4		—	2,134,306	—	2,801,667
Hong Kong branch of CCB (note 1)	2009-12-16	2019-12-16	USD	Libor+0.75 Libor+2.80	%- %	200,000	1,235,740	200,000	1,257,100
Sydney branch of BOC (note 1)	2009-12-9	2019-12-16	USD	Libor+0.80 Libor+2.80	%- %	140,000	865,018	140,000	879,970

Note 1:	See “VI, 28 note 6”.

Note 2:	In 2013, the Company borrowed USD596 million from Zoucheng branch of BOC for the merger with Gloucester with L/C as the guarantee.

(3)	The long-term rollover loans

Lender	Principal (USD)	Interest rate (%)	Condition of extension	Expiration date	Estimated repayment period

Sydney Branch of BOC	802.76 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years
Hong Kong branch of CCB	66.90 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years
Sydney Branch of BOC	45 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years

Total (Note VI, 27, note 3)	914.66 million	—	—	—	—

30.	Bonds payable

Category	Total face value	Issuing date	Maturity	Issued amount

Corporate bond (note 1)	2,846,205	2012-5-16	5 years	2,846,205
Corporate bond (note 1)	3,478,695	2012-5-16	10 years	3,478,695
Corporate bond (note 2)	1,000,000	2012-7-23	5 years	990,000
Corporate bond (note 2)	4,000,000	2012-7-23	10 years	3,960,000

Total	11,324,900			11,274,900

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30.	Bonds payable – continued

Category	Interest payable at 1 Jan 2013	Accrual of interest payable for this period	Interest paid during the period	Interest payable at 30 June 2013	Balance at 30 June 2013

Corporate bond	17,523	62,941	62,892	17,572	2,780,473
Corporate bond	27,509	98,811	98,734	27,586	3,398,355
Corporate bond	18,783	21,117	—	39,900	991,800
Corporate bond	88,550	99,550	—	188,100	3,964,200

Total	152,365	282,419	161,626	273,158	11,134,828

Note 1:	As approved by a resolution passed at the second extraordinary general meeting held on 23 April 2012, the second-tier wholly-owned subsidiary of the Company, made an overseas issuance of US dollar-dominated bonds with an aggregate principal amount of USD1.0 billion in Hong Kong in May 2012, of which, the annual interest rate for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.

Note 2:	As approved by a resolution passed at 2012 first extraordinary general meeting held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time. After that, the Company received the “Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Ming Company Limited” of CSRS (the Zhengjian Xuke[2012] No. 592) and was approved to make an public issuance of corporate bonds with face value not exceeding RMB10 billion. On 25 July 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively.

31.	Long-term payables

(1)	The breakdown of long-term payables

Lender	Expiration (Year)	Amount at January 1, 2013	Interest rate (%)	Accrued Interest	Amount at June 30, 2013	Loan condition

Total	—	1,835,647	—	92,433	1,884,359	—
Including:
Jining Municipal Land and Resources Bureau (VI, 28 note 6)	2-5	1,585,139	6.15	92,433	1,585,139	unsecured
freight financial lease	5-8	202,448	5.43-12.24	—	259,401	unsecured
market service fees to Noble Group	—	39,971	—	—	33,825	unsecured and interest-free
Deferred payment for acquisition of Minerva	2-4	8,089	—	—	5,994	unsecured and interest-free

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31.	Long-term payables – continued

(2)	The breakdown of financial lease payables included in long-term payables

	At June 30, 2013		At January 1, 2013
Items	Foreign currency	RMB	Foreign currency	RMB

Komatsu Australian Finance Company	40,106	228,851	25,461	166,421
Bradken Finance Lease	5,354	30,550	5,512	36,027

Total (VI, 28, note 7)	45,460	259,401	30,973	202,448

Note:	The financial lease activities of the Group were not guaranteed by an independent third party.

32.	Estimated liabilities

Items	At January 1, 2013	Additions	Carry forward	Foreign exchange translation differences	At 30 June 2013

Reclamation, restoration and environment recovery expense (note 1)	478,408	40,220	—	-63,491	455,137
Take-or-pay liability (note 2)	402,331	—	41,037	-48,319	312,975
Long-term service leave (note 3)	11,370	—	87	-1,438	9,845

Total	892,109	40,220	41,124	-113,248	777,957

Note 1:	Reclamation, restoration and environment recovery expense accrued for restoring of coal mines are based on the accounting policy as stated in Note “II, 25”. The obligation of restoring will be exercised when mining areas become out of use or coal resources dry up.

Note 2:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.

Note 3:	It is calculated on the basis of relevant laws and regulations and service term of employees, of which, service liability payable within a year is calculated in the salaries and wages payable, service liability payable over 1 year is recognized as expected liabilities.

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33.	Other non-current liabilities

Items	At June 30, 2013	At January 1, 2013

Contingent Value Right (CVR) (see “VI. 28. note 1”)	—	1,432,188
Deferred income-government grant (Note)	26,353	28,392

Total	26,353	1,460,580

Note:	At 30 June 2013, government grant were the infrastructure construction subsidies and mining emergency rescue equipment subsidies to the Group received last years.

	Balance at June 30, 2013
Government grant category	Amounts included in other non-current liability	Amount included in other current liability	Amount charged to current profit and loss	Amount of return for the year	Reason of return

Infrastructure construction subsidies	25,090	—	—	—	—
Mining emergency rescue equipment subsidies	1,263	1,078	539	—	—

Total	26,353	1,078	539	—	—

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34.	Share capital

	At January 1, 2013			Addition/reversal during the reporting period				At June 30, 2013
Shareholders names/category	Amount	%	New shares Issue	Shares dividend distribution	Reserve transferred to share capital	Others	Subtotal	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000	53	—	—	—	—	—	2,600,000	53
Shares held by management	22	—	—	—	—	—	—	22	—

Subtotal	2,600,022	53	—	—	—	—	—	2,600,022	53

Shares without trading conditions
A shares	359,978	7	—	—	—	—	—	359,978	7
H shares	1,958,400	40	—	—	—	—	—	1,958,400	40

Subtotal	2,318,378	47	—	—	—	—	—	2,318,378	47

Total share capital	4,918,400	100	—	—	—	—	—	4,918,400	100

Note	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. As Yankuang Group has finished the commitments made in the reform of share equity split, the shares owned by Yankuang Group can be tradable if the application made by Yankuang was approved by the competent authority. By the reporting date, since Yankuang Group has not submitted the application, its holding shares in the Company will not be traded in the market.

35.	Capital reserves

Items	At January 1, 2013	Addition	Reversals	At June 30, 2013

Share premium	1,607,200	—	—	1,607,200
Other capital reserves (Note)	1,835,709	—	255,389	1,580,320

Total	3,442,909	—	255,389	3,187,520

Note:	The changes of other capital reserves were caused by the changes of fair value of cash flow hedging contract and available-for-sale financial assets held by the Group.

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36.	Special reserves

Items	At January 1, 2013	Addition	Reversals	At June 30, 2013

Wei jian fees	1,368,247	131,570	—	1,499,817
Production safety expenses	1,025,063	343,897	4,201	1,364,759
Specific fund for reform and development	611,513	—	—	611,513
Environmental guarantee deposit	46,026	5,746	—	51,772
Production transforming fund	23,467	2,873	—	26,340

Total	3,074,316	484,086	4,201	3,554,201

37.	Surplus reserves

Items	At January 1, 2013	Addition	Reversals	At June 30, 2013

Statutory surplus reserve	4,983,461	—	—	4,983,461

Total	4,983,461	—	—	4,983,461

38.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)

Closing balance of last period	28,364,156
Add: adjustment from opening balance of retained earnings	-337,205

Opening balance	28,026,951
Add: net profit attributable to shareholders of parent company	-2,396,915
Less: Appropriations to statutory surplus reserve	—	10%
Distribution of dividend of common shares	1,770,624

Closing balance	23,859,412

Note:	On 15 May 2013, as approved at the 2012 annual general meeting of the Company, the Company made a cash dividend payment at RMB3.6 per ten shares (tax included), i.e. the sum of RMB1,770.62 million, on the basis of total capital on December 31, 2012.

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39.	Minority interest

Subsidiary	Proportion of minority interest (%)	At June 30, 2013	At January 1, 2013

Heze Neng Hua	1.67	52,728	52,383
Hua Ju Energy	4.86	46,708	42,777
Zhongyan Company	47.62	3,334	3,441
Yanmei Shipping	8.00	1,628	1,388
Shanxi Tianchi	18.69	15,323	8,267
Shanxi Tianhao	0.11	—	—
Xintai Company	20.00	510,219	518,001
Yancoal Australia	22.00	1,237,545	2,576,094
Coal Trading Centre	49.00	48,308	49,075
Haosheng Company	25.18	2,399,600	—
Coal Storage and Blending Company	49.00	145,435	—

Total		4,460,828	3,251,426

40.	Operation revenue and operation cost

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Principal operations	25,240,691	28,785,091
Other operations	947,335	423,119

Total	26,188,026	29,208,210

Principal operations cost	19,625,041	20,740,951
Other operations cost	951,363	558,003

Total	20,576,404	21,298,954

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40.	Operation revenue and operation cost – continued

(1)	Principal operations-Classification by sector

	Jan. 1, 2013-June 30, 2013		Jan. 1, 2012-June 30, 2012
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	24,261,394	18,872,453	27,789,810	19,922,215
Coal chemical	588,175	445,765	568,397	466,074
Railway transportation	211,008	160,815	226,551	170,455
Electricity power	174,632	143,074	164,842	160,869
Heating supply	5,482	2,934	35,491	21,338

Total	25,240,691	19,625,041	28,785,091	20,740,951

(2)	Principal operations-Classification by product

	Jan. 1, 2013-June 30, 2013		Jan. 1, 2012-June 30, 2012
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Sales of self-produced coal	15,232,857	9,882,878	18,109,915	10,271,849
Sales of externally purchased coal	9,028,537	8,989,575	9,679,895	9,650,366
Sales of methanol	588,175	445,765	568,397	466,074
Revenue from railway transportation services	211,008	160,815	226,551	170,455
Sales of electricity power	174,632	143,074	164,842	160,869
Sales of heat	5,482	2,934	35,491	21,338

Total	25,240,691	19,625,041	28,785,091	20,740,951

(3)	Principal operations-Classification by area

	Jan. 1, 2013-June 30, 2013		Jan. 1, 2012-June 30, 2012
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	20,966,307	16,290,816	24,364,947	17,643,232
Overseas	4,274,384	3,334,225	4,420,144	3,097,719

Total	25,240,691	19,625,041	28,785,091	20,740,951

(4)	Total sales amount of the 5 largest customers till June 30, 2013 is RMB4,334.22 million, which accounts for 17% in total revenue.

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41.	Operating taxes and surcharges

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Proportion

Business tax	10,734	11,274	3%, 5%
City construction tax	101,360	145,804	7%
Education fee	47,817	106,296	3%
Local education fee	30,952	8,588	1%, 2%
Resource tax	75,553	80,605
Water conservancy construction fund	13,888	261

Total	280,304	352,828

42.	Selling expenses

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Freight charge	677,065	509,423
Mining right royalty (Note)	340,189	323,364
Coal port dues, handling cost	355,414	112,069
Benefits, social insurance and welfare of employees	19,793	28,702
Others	128,332	145,217

Total	1,520,793	1,118,775

Note:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

43.	Administrative expenses

Item	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Benefits, social insurance and welfare of employees	1,121,741	1,048,676
Materials and repairs expenses	225,860	404,903
Depreciation expense	194,824	139,096
Expenses on acquiring Gloucester	—	325,855
Taxes	165,060	168,555
Mineral resources compensation fees	103,577	134,175
Property management fees	68,608	68,610
Business travel, office, conference and hospitality fees	46,429	50,975
Commission, consulting and service charges	46,244	50,138
Amortization, leasing fees, etc.	42,581	30,574
Research and Development Costs	36,225	72,595
Others	83,124	138,080

Total	2,134,273	2,632,232

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44.	Finance costs

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Interest expenses	922,755	827,662
Less: interest income	345,463	400,680
Add: exchange gain or loss	3,108,474	-181,318
Add: other expenses	212,882	130,312

Total	3,898,648	375,976

45.	Impairment loss

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Impairment loss of intangible assets (see VI note 1)	2,099,571	—
Impairment loss of fixed assets	—	—
Impairment loss of construction in progress	—	—
Impairment loss of inventories (see VI, 6, (2))	97,088	—
Impairment loss of goodwill	—	—
Allowance for Bad debt (see VI,3, VI, 5)	45,493	-376

Total	2,242,152	-376

46.	Gains from changes in fair value

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Contingent Value Rights (CVR) (see “VI.28.note 1”)	-115,026	—
Fair value adjustment on royalty receivable (see “VI.7.note 1”)	-101,815	—

Total	-216,841	—

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47.	Investment income

(1)	Sources of investment income

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Long-term equity investment income under equity method	-64,677	65,298
Investment income from the holding of AFS financial assets	4,482	3,702
Investment income from disposal of long-term equity investment	181	—

Total	-60,014	69,000

Note:	During the reporting period, the investment income from disposal of long-term equity investment included RMB30,000 from the sale of Yankuang Group Zoucheng Ziyuan Construction Co., Ltd., RMB110,000 from the sale of Yankuang Group Zoucheng Huaming Company and RMB40,000 from the sale of Yankuang Group Zouheng Fuhui Company.

(2)	Long-term equity investment income under equity method

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Reasons for change

Total	-64,677	65,298
Including:
Middlemount Joint Venture	-178,303	—	Profit decrease for the period
China HD Zouxian Co., Ltd.	93,994	47,353	Profit increase for the period
Yankuang Group Finance Co., Ltd.	20,296	19,436	Profit increase for the period
Shandong Shengyang Wood Co., Ltd.	-418	-1,487
Jining Jiemei New Wall Materials Co., Ltd.	-246	-4

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48.	Non-operating income

(1)	Breakdown of non-operating income

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Amount for current period’s extraordinary gain/loss

Gain on disposal of non-current assets	10,384	4,894	10,384
Including: Gain on disposal of fixed assets	10,384	4,894	10,384
Government grants (2)	7,939	4,639	7,939
Acquisition gains	—	1,391,019	—
Other	10,937	19,923	10,937

Total	29,260	1,420,475	29,260

Note:	Acquisition gains were the gains generating from the consolidation of the difference between the total transaction costs that Yancoal Australia acquired Gloucester and fair value of the identifiable assets and liabilities, a total amount of AUD199.97 million.

(2)	Breakdown of government grants

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Basis and sources

Taxation reduce on product from comprehensive use of resources	5,416	3,783	Lujingxinxunzi (2012)NO.646
Allocation from Finance Bureau for the construction of permanent refuge chamber and the update of mine gas drainage systems	1,960	—	Shaanxi Provincial Finance Department “Notice of allocation on 2012 central investment budget of capital construction”
Mining emergency rescue equipment subsidy	539	561	State Administration of Work Safety (finance correspondence (2011) No. 159)
Financial subsidies on sub-purchase of high efficiency motor from Henan Zhengbeng Technology Company	12	—	NDRC document of Finance Ministry (Caijian (2011) No. 62)
Subsidy income from that maintenance fees for special-purpose equipment and technique of VAT tax control system deducted VAT	1	—	“Notice on maintenance fees for special-purpose equipment and technique of VAT tax control system deducted VAT” (Caishui (2012) No. 15)
Central financial subsidies on purchasing Jiamusi High Efficiency Motors	—	234	Ministry of Finance DRC Financial Supervision (2011) No. 62
Others	11	61

Total	7,939	4,639

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49.	Non-operating expenses

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Account for current period’s extraordinary gain/loss

Loss on disposal of non-current assets	10,906	799	10,906
Including: Loss on disposal of fixed assets	10,906	799	10,906
Donation expenditure	2,966	6,656	2,966
Penalty, supplementary payment and overdue payment	5,482	2,139	5,482
Other	168	337	168

Total	19,522	9,931	19,522

50.	Income taxes

(1)	Income taxes

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Current tax expense	187,106	1,456,056
MRRT deferred tax expense (Note)	33,574	-1,083,223
Other deferred tax expenses	-1,527,900	-351,571

Total	-1,307,220	21,262

Note:	Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. The tax rate of MRRT is 22.5%. MRRT legislation was passed by Australian Senate on March 19, 2012 and started to be effective from 1 July 2012 in Australia. Pursuant to related laws of MRRT, Yancoal Australia should determine starting base of MRRT, which can be measured by either book value method or market value method and amortised in certain period. In current reporting period the Group has recognised MRRT related deferred tax effects in compliance with related accounting standards.

(2)	Current tax expense

Items	Amount

The Company and the domestic subsidiaries	696,354
Subsidiaries in Australia	-509,248
Total of current tax expense	187,106

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50.	Income taxes – continued

(2)	Current tax expense – continued

1)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount

Total profit of the period	2,310,966
Add: increase of tax adjustment	1,950,217
Less: decrease of tax adjustment	894,572
Less: recoupment of prior year tax losses	—
Taxable income of the period	3,366,611
Statutory income tax rate	15%-25%
Income tax payable of the period	823,632
Add: other adjustments	-127,278
Current tax expense	696,354

2)	Current tax expense (Subsidiaries in Australia)

Items	Amount

Total profit of the period	-6,656,671
Add: increase of tax adjustment	8,767,442
Less: decrease of tax adjustment	3,808,265
Less: recoupment of prior year tax losses	—
Taxable income of the period	-1,697,494
Statutory income tax rate	30%
Income tax payable of the period	-509,248
Add: other adjustments	—
Current tax expense	-509,248

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51.	Computation process of basic and diluted earnings per share

Items	No.	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Net profit attributable to shareholders of the parent company	1	-2,396,915	4,873,479
Extraordinary gain attributable to parent company	2	-73,734	2,011,946
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	-2,323,181	2,861,533
Total shares at the beginning of the period	4	4,918,400	4,918,400
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	6	6
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400	4,918,400
Basic earnings per share (I)	12=1÷11	-0.4873	0.9909
Basic earnings per share (II)	13=3÷11	-0.4723	0.5818
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	25%	25%
Shares added through stock warrant and option exertion	17	—	—
Diluted earnings per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	-0.4873	0.9909
Diluted earnings per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	-0.4723	0.5818

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52.	Other comprehensive income

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

1. Gains (losses) generated by available for sales financial assets	-23,742	1,568
Less: income tax influence generated by available for sales financial assets	-5,936	392
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

Subtotal	-17,806	1,176

2. Gains (losses) generated by cash flow hedging instruments	-467,690	20,637
Less: income tax influence generated by cash flow hedging instruments	-142,304	5,487
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	12,129	-1,367

Subtotal	-313,257	13,783

3. Difference from translation of overseas operation statements	-1,850,178	-447,996
Less: amount transferred into profit and loss of the current period from disposal of overseas operating	—	—

Subtotal	-1,850,178	-447,996

Total	-2,181,241	-433,037

53.	Cash flow

(1)	Cash received/paid relating to operating activities/investment/finance activities

1)	OTHER CASH RELATING TO OPERATING ACTIVITIES

Items	Jan. 1, 2013- June 30, 2013

Interest income	191,222
Received cash from funds paid on other’s behalf	65,372
Sundry revenue	104,497

Total	361,091

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53.	Cash flow – continued

(1)	Cash received/paid relating to operating activities/investment/finance activities – continued

2)	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

Items	Jan. 1, 2013- June 30, 2013

Sporadic cash payment	1,388,263
Payments for selling and administrative expenses	482,640
Penalty and Overdue Payment	5,392
Donation expenditure	1,210

Total	1,877,505

3)	OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

Items	Jan. 1, 2013- June 30, 2013

Decrease of restricted deposits	997,064

Total	997,064

4)	OTHER CASH PAID RELATING TO OTHER INVESTING ACTIVITIES

Items	Jan. 1, 2013- June 30, 2013

Payment of borrowings to joint ventures and associates	108,578
Increase of restricted deposits	111,641
Others	1,530

Total	221,749

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53.	Cash flow – continued

(1)	Cash received/paid relating to operating activities/investment/finance activities – continued

5)	SUPPLEMENTAL INFORMATION OF CONSOLIDATED CASH FLOW STATEMENT

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

1. reconciliation of net profit to net cash flow from operating activities
Net profit	-3,424,445	4,888,103
Add: Provision of impairment of assets	2,242,152	-376
Depreciation of fixed assets	1,413,626	1,146,294
Amortization of intangible assets	684,662	488,212
Amortization of long-term deferred expenses	1,016	1,910
Accrued special reserves	501,583	516,364
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	522	-4,095
Loss on fair value change (“-” represents gain)	216,841	—
Financial expenses (“-” represents gain)	4,031,229	646,344
Loss arising from investments (“-” represents gain)	60,014	-69,000
Influence of deferred taxes(“-” represents increase)	-1,494,326	-1,434,794
Decrease in inventories (“-” represents increase)	-186,274	-431,349
Decrease in receivables under operating activities (“-” represents increase)	143,989	3,108,373
Increase in payables under operating activities (“-” represents decrease)	-3,380,577	-1,134,895

Net cash flow from operating activities	810,012	7,721,091

2. Changes in cash and cash equivalents
Cash, closing	8,302,030	18,574,257
Less: Cash, opening	12,799,757	8,154,224
Net addition in cash and cash equivalents	-4,497,727	10,420,033

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53.	Cash flow – continued

(2)	Information of acquired or disposed subsidiaries and other operating entities in current period

Items	Jan. 1, 2013- June 30, 2013

Acquisition of subsidiaries and other operating entities
1. Acquisition price for subsidiaries and other operating entities acquisition
2. Cash or cash equivalent paid to acquiring subsidiaries and other operating entities	1,025,516
Less: Cash or cash equivalent owned by subsidiaries and other operating entities	223,427
3. Net cash paid for acquiring subsidiaries and other operating entities	802,089
4. Net assets of subsidiaries acquired
Current assets	225,427
Non-current assets	302,205
Current liabilities	56,620
Non-current liabilities	—

(3)	Cash and cash equivalents

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Cash	8,302,030	18,574,257
Including: cash on hand	1,007	1,429
Bank deposits that can be readily drawn on demand	8,299,466	18,571,688
Other cash that can be readily drawn on demand	1,557	1,140
Cash equivalents	—	—
Cash and cash equivalents balance	8,302,030	18,574,257
Including: Cash and cash equivalents with restricted use right by parent company or subsidiaries of the Group	—	—

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VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

I.	Relationship of related parties

1.	Parent company and ultimate controlling party

(1)	Parent company and ultimate controlling party

Parent company and ultimate controlling party	Type of enterprise	Registration Location	Business nature	Legal representative	Organization code

Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Wang Xin	166122374

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At January 1, 2013	Addition	Reversals	At June 30, 2013

Yankuang Group Co. Ltd	3,353,388	—	—	3,353,388

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shareholding proportion
Parent Company	At June 30, 2013	At January 1, 2013	At June 30, 2013	At January 1, 2013

Yankuang Group Co. Ltd	2,600,000	2,600,000	52.86%	52.86%

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VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Yancoal Australia Limited	limited liability	Australia	Investment and shareholding	—	—
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales	—	—
Yancoal Resources Limited	limited liability	Australia	Coal mining and sales	—	—
Gloucester Coal Ltd.	limited liability	Australia	Coal mining and sales	—	—
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd.	limited liability	Shanxi	Intensive process of coal product	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd.	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1
Yanzhou Coal Yulin Neng Hua Co., Ltd.	limited liability	Shaanxi	Production and sales of methanol	Li Weimin	75881603-8
and acetic acid
Yanmei Heze Neng Hua Co., Ltd.	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol, coal mining	Li Weimin	69594585-1
and sales
Inner Mongolia Yize Mining Investment Co., Ltd.	limited liability	Inner Mongolia	Investment	Yin Mingde	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd.	limited liability	Inner Mongolia	Methanol production	Yin Mingde	67067850-7

Inner Mongolia Daxin Industrial Gas Co., Ltd.	limited liability	Inner Mongolia	Industrial gas production	Yin Mingde	67691995-7
Inner Mongolia Xintai Coal Mining Co., Ltd.	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3
Yancoal International (Holding) Co., Ltd.	limited liability	Hong Kong	Investment and shareholding	—	—
Yancoal International Technology Development Co., Ltd.	limited liability	Hong Kong	Development of miner’s exploitation technology	—	—

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VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

2.	Subsidiaries – continued

(1)	Subsidiaries – continued

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Yancoal Technology (Holding) Ltd.	limited liability	Australia	Holding company	—	—
Premier Char Pty Ltd.	limited liability	Australia	Research and development of the technology and procedures in relation to processing coal char	—	—
Yancoal International Trading Co., Ltd.	limited liability	Hong Kong	Transit trade of coal	—	—
Yancoal International Resources Development Co., Ltd.	limited liability	Hong Kong	Exploration and development of mining resources	—	—
Yancoal Luxembourg Energy Holding Co., Ltd.	limited liability	Luxembourg	Investment and shareholding	—	—
Yancoal Canada Resources Holding Co., Ltd.	limited liability	Canada	Development and sales of mining resources	—	—

Yancoal Energy Pty Ltd.	limited liability	Australia	Holding company	—	—

Syntech Holdings Pty Ltd.	limited liability	Australia	Holding company and mining management	—	—
Syntech Holdings II Pty Ltd.	limited liability	Australia	Holding company	—	—
Athena Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Tonford Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Wilpeena Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Premier Coal Holdings Ltd.	limited liability	Australia	Holding company	—	—
Premier Coal Limited	limited liability	Australia	Coal mining and sales	—	—
Zoucheng Yankuang Beisheng Industry	limited liability	Shandong	Gangues soring and processing, freight	Zhang Chuanwu	16613184-4
and Trade Co., Ltd.			transportation
Shandong Coal Trading Centre Co., Ltd.	limited liability	Shandong	Coal spot trade service and management	Hou Qingdong	05239376-6
Inner Mongolia Haosheng Coal Minig Co., Ltd.	limited liability	Ordos	Sales of coal mine machinery equipment	Yin Mingde	55280650-4
and accessories
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	limited liability	Shandong Rizhao	Coal wholesale management and others	Liu Chun	06044704-X

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VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

2.	Subsidiaries – continued

(2)	Changes in registered capital

Subsidiaries	At January 1, 2013 (RMB’0000)	Addition	Reversal	At June 30, 2013 (RMB’0000)

Yancoal Australia Limited	AUD656,700,000	—	—	AUD656,700,000
Austar Coal Mine Pty Limited	AUD64,000,000	—	—	AUD64,000,000
Yancoal Resources Limited	AUD446,410,000	—	—	AUD446,410,000
Gloucester Coal Ltd.	AUD719,720,000	—	—	AUD719,720,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	60,000	—	—	60,000
Shanxi Heshun Tianchi Energy Co., Ltd.	9,000	—	—	9,000
Shanxi Tianhao Chemicals Co., Ltd.	15,000	—	—	15,000
Yanzhou Coal Yulin Neng Hua Co., Ltd.	140,000	—	—	140,000
Yanmei Heze Neng Hua Co., Ltd.	300,000	—	—	300,000
Shandong Yanmei Shipping Co., Ltd.	550	—	—	550
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	210	—	—	210
Shandong Hua Ju Energy Co., Ltd.	28,859	—	—	28,859
Yanzhou Coal Ordos Neng Hua Co., Ltd.	310,000	—	—	310,000
Inner Mongolia Yize Mining Investment Co., Ltd.	13,626	40,248	—	53,874
Inner Mongolia Rongxin Chemicals Co., Ltd.	300	64,236	—	64,536
Inner Mongolia Daxin Industrial Gas Co., Ltd.	411	20,589	—	21,000
Inner Mongolia Xintai Coal Mining Co., Ltd.	500	—	—	500
Yancoal International (Holding) Co., Ltd.	USD2,800,000		—	USD2,800,000
Yancoal International Technology Development Co., Ltd.	USD1,000,000		—	USD1,000,000
Yancoal Technology (Holding) Ltd.	AUD75,410,000	—	—	AUD75,410,000
Premier Char Pty Ltd.	AUD1,000,000	—	—	AUD1,000,000
Yancoal International Trading Co., Ltd.	USD1,000,000		—	USD1,000,000
Yancoal International Resources Development Co., Ltd.	USD600,000		—	USD600,000
Yancoal Luxembourg Energy Holding Co., Ltd.	USD500,000		—	USD500,000
Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000		—	USD290,000,000
Yancoal Energy Pty Ltd.	AUD202,980,000	—	—	AUD202,980,000
Syntech Holdings Pty Ltd.	AUD223,470,000	—	—	AUD223,470,000
Syntech Holdings II Pty Ltd.	AUD6,320,000		—	AUD6,320,000
Athena Holdings Pty Ltd.	AUD24,450,000	—	—	AUD24,450,000
Tonford Holdings Pty Ltd.	AUD46,410,000	—	—	AUD46,410,000
Wilpeena Holdings Pty Ltd.	AUD3,460,000	—	—	AUD3,460,000
Premier Coal Holdings Ltd.	AUD321,610,000	—	—	AUD321,610,000
Premier Coal Limited	AUD8,780,000	—	—	AUD8,780,000
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	240	—	—	240
Shandong Coal Trading Centre Co., Ltd.	10,000	—	—	10,000
Inner Mongolia Haosheng Coal Minig Co., Ltd.	50,000	—	—	50,000
Shandong Yanmei Rizhao Port Coal Storageand Blending Co., Ltd.	30,000	—	—	30,000

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VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	Changes in shareholding proportion or equity interest of subsidiaries.

	Shareholding amount (RMB’0000)		Shareholding proportion (%)
Subsidiaries	At June 30, 2013	At January 1, 2013	At June 30, 2013	At January 1, 2013

Yancoal Australia Limited	AUD656,700,000	AUD656,700,000	78.00	78.00
Austar Coal Mine Pty Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Yancoal Resources Limited	AUD 446,410,000	AUD 446,410,000	100.00	100.00
Gloucester Coal Ltd.	AUD719,720,000	AUD719,720,000	100.00	100.00
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	60,000	60,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd.	7,318	7,318	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd.	14,979	14,979	99.89	99.89
Yanzhou Coal Yulin Neng Hua Co., Ltd.	140,000	140,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd.	295,000	295,000	98.33	98.33
Shandong Yanmei Shipping Co., Ltd.	506	506	92.00	92.00
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	110	110	52.38	52.38
Shandong Hua Ju Energy Co., Ltd.	27,459	27,459	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.	310,000	310,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd.	53,874	13,626	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd.	64,536	300	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd.	21,000	411	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Ltd.	400	400	80.00	80.00
Yancoal International (Holding) Co., Ltd.	USD2,800,000	USD2,800,000	100.00	100.00
Yancoal International Technology Development Co., Ltd.	USD1,000,000	USD1,000,000	100.00	100.00
Yancoal Technology (Holding) Ltd.	AUD75,410,000	AUD75,410,000	100.00	100.00
Premier Char Pty Ltd.	AUD1,000,000	AUD1,000,000	100.00	100.00
Yancoal International Trading Co., Ltd.	USD1,000,000	USD1,000,000	100.00	100.00

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	Changes in shareholding proportion or equity interest of subsidiaries. – continued

	Shareholding amount (RMB’0000)		Shareholding proportion (%)
Subsidiaries	At June 30, 2013	At January 1, 2013	At June 30, 2013	At January 1, 2013
Yancoal International Resources Development Co., Ltd.	USD600,000	USD600,000	100.00	100.00
Yancoal Luxembourg Energy Holding Co., Ltd.	USD500,000	USD500,000	100.00	100.00
Yancoal Canada Resources Holding Co., Ltd.	USD290,000,000	USD290,000,000	100.00	100.00
Yancoal Energy Pty Ltd.	AUD202,980,000	AUD202,980,000	100.00	100.00
Syntech Holdings Pty Ltd.	AUD223,470,000	AUD223,470,000	100.00	100.00
Syntech Holdings II Pty Ltd.	AUD6,320,000	AUD6,320,000	100.00	100.00
Athena Holdings Pty Ltd.	AUD24,450,000	AUD24,450,000	100.00	100.00
Tonford Holdings Pty Ltd.	AUD46,410,000	AUD46,410,000	100.00	100.00
Wilpeena Holdings Pty Ltd.	AUD3,460,000	AUD3,460,000	100.00	100.00
Premier Coal Holdings Ltd.	AUD321,610,000	AUD321,610,000	100.00	100.00
Premier Coal Limited	AUD8,780,000	AUD8,780,000	100.00	100.00
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	240	240	100.00	100.00
Shandong Coal Trading Centre Co., Ltd.	5,100	5,100	51.00	51.00
Inner Mongolia Haosheng Coal Minig Co., Ltd.	713,654	—	74.82	—
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	15,300	—	51.00	—

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

3.	Joint venture and associates

(1)	Joint venture and associates

Investee name	Type of enterprise	Registration location	Business nature	Legal representative	Registered capital	Shareholding proportion (%)	Registered No.

Associated company

China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB 3 billion	30	66930776-8

Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Finance	Zhang	RMB	25	56250962-6

				Shengdong	500million

Shaanxi Future Energy Chemical Co., Ltd.	limited liability	Shaanxi	Coal mining and the CTL development project	Li Weimin	RMB 5.4 billion	25	56714796-X

Shandong Shengyang Wood Co., Ltd.	limited liability	Shandong	Decoration and ornament materials	Guo Dechun	RMB 15.09 million	39.77	74989916-9

Jining Jiemei New Wall Materials Co., Ltd.	limited liability	Shandong	Coal gangues fired brick	Tian Peng	RMB 3.6 million	20	73170806-1

Newcastle Coal Infrastructure Group Pty Ltd (NCIG)	limited liability	Australia	Coal terminal	—	—	27	—

Joint venture company

Ashton Coal Mines Limited	limited liability	Australia	Holding and sales of real-estate	—	AUD100	90	—

Australian Coal Processing Holding Pty Ltd.	limited liability	Australia	No operating company in Australia	—	90		—

Middlemount Joint Venture Pty Ltd	limited liability	Australia	Coal mining and sales	—	—	About 50	—

Note:	The Company holds 90% shares and 50% voting rights of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, detailed in Note V.I.6. (2).

(2)	Financial information is stated in Note VI.10. (3).

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

4.	Other related parties (limited to transaction with the Group)

Type of relationship	Related parties	Transactions

(1)	Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labours service
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods and purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labors service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labors service
	Yankuang Donghua Jianan Co., Ltd.	Purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Purchase of materials, Acceptance of labors service

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

I.	Relationship of related parties – continued

4.	Other related parties (limited to transaction with the Group) – continued

Type of relationship	Related parties	Transactions

	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd.	Purchase of materials, acceptance of labours service
	Yanzhou Dongfang Jidian Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Finance Co., Ltd	Deposit
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labors service

(2)	Joint ventures Ashton Mining Co., Ltd.	Dealing accounts, sales of goods

(3)	Other related parties Noble Group	Dealing accounts, sales of goods

ii.	Related party transactions
1.	Goods purchasing

	Jan. 1, 2013-June 30, 2013		Jan. 1,2012-June 30, 2012
Type and name of related parties	Amount	Proportion (%)	Amount	Proportion (%)

Parent company and entities it controls	266,007	3	355,284	3

Total	266,007	3	355,284	3

Note:	Based on market price, calculated at negotiated price.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Related party transactions – continued

2.	Goods sales

	Jan. 1, 2013-June 30, 2013		Jan. 1,2012-June 30, 2012
Type and Name of related parties	Amount	Proportion (%)	Amount	Proportion (%)
Controlling shareholder and entities it controls (Coal sales)	1,471,344	6	1,904,760	7
Joint Ventures (Coal sales)	285,325	1	512,546	2
Controlling shareholder and entities it controls (Material sales)	163,322	34	153,743	32
Controlling shareholder and entities it controls (Electricity power and heat supply)	53,998	23	89,257	45
Controlling shareholder and entities it controls (Methanol sales)	44,719	8	23,792	4
Others	850,635	4	—	—

Total	2,869,343		2,684,098

Note:	Based on market price, calculated at negotiated price.

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua	RMB110 million	2006-02-13	2018-02-19	No

Yankuang Group	The Company	RMB3,393.89 million	2011-09-29	2016-09-28	No

Yankuang Group	Yancoal International	USD203 million	2011-12-28	2012-12-27	No

Yankuang Group	The Company	RMB500 million	2012-04-05	2013-04-04	No

The Company (note)	Yancoal Australia	USD2,803 million	2009-12-16	2014-12-16	No

The Company (note)	Yancoal Australia	USD135.5 million	2009-12-09	2014-12-16	No

The Company	Yancoal Australia	USD847.76 million	2012-12-17	2017-12-16	No

The Company	Yancoal Australia	USD66.90 million	2012-12-17	2017-12-16	No

Note:	The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for this guaranteeing event.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Related party transactions – continued

4.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended June 30, 2013 is RMB2.09 million. RMB2.19 million was paid as compared with same period in 2012.

5.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

6.	Transactions with Yankuang Group Finance Company Limited

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB2.10236 billion and the interest income during this reporting period was RMB3.21 million.

As at the end of this reporting period, the balance of loans of the Company from Yankuang Group Finance Company Limited was RMB 33.62 million and the interest expense during this reporting period was RMB 130 thousand.

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance for the Company. Amount charged to expenses of the Company for the period from January 1-June 30, 2013 and the period from January 1-June 30, 2012 are RMB748.40 million and RMB795.14 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for the period from January 1-June 30, 2013 and the period from January 1-June 30, 2012 are RMB330.75 million and RMB343.3 million respectively.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	Related party transactions – continued

7.	Other transactions – continued

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the period, transaction price shall be determined by market price, government pricing or negotiated price. Details are shown as following:

Items	Jan. 1, 2013- June 30, 2013 (RMB’0000)	Jan. 1, 2012- June 30, 2012 (RMB’0000)

Laboring received from the Group
Construction service	23,604	18,123
Road transportation fee	590	2,779
Gas and heating expenses	2,561	2,188
Buildings management fee	6,861	6,861
Maintenance and Repairing service	7,725	7,117
Employees’ benefits	860	1,719
Communication Services	213	1,902
Others	—	650

Subtotal	42,414	41,339

iii.	Amount due to or from related party

1.	Notes receivables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Parent company	—	3,850
Other enterprises under the control of the same parent company	451,352	1,034,774

Total	451,352	1,038,624

2.	Accounts receivables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Other enterprises under the control of the same parent company	1,861	837
Joint venture	32,835	—
Others	53,235	—

Total	87,931	837

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

3.	Other receivables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Parent company	16,994	16,894
Other enterprises under the control of the same parent company	68,250	26,079
Joint venture	167,320	187,324
Associates	90,541	90,924

Total	343,105	321,221

4.	Prepayment

Related parties (Items)	At June 30, 2013	At January 1, 2013

Other enterprises under the control of the same parent company	60,356	66,689

Total	60,356	66,689

5.	Notes payables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Other enterprises under the control of the same parent company	551	—

Total	551	—

6.	Accounts payables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Parent company	338	338
Other enterprises under the control of the same parent company	59,190	93,374

Total	59,528	93,712

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

7.	Other payables

Related parties (Items)	At June 30, 2013	At January 1, 2013

Parent company	612,237	1,164,998
Other enterprises under the control of the same parent company	282,717	413,815
Joint venture	—	44,451
Associates	16,277	—
Others	5,826	—

Total	917,057	1,623,264

8.	Advance from the related parties

Related parties (Items)	At June 30, 2013	At January 1, 2013

Other enterprises under the control of the same parent company	31,709	95,473

Total	31,709	95,473

VIII.	CONTINGENCY

1.	Australian subsidiaries and joint ventures

Items	As at June 30, 2013	As at January 1, 2013

Performance guarantees provided to daily operations	208,077	1,832,002
Guarantees provided in respect of the cost of restoration of certain mining rights, given to government departments as required by statute.	1,576,669	380,913

Total	1,784,745	2,212,915

Note:	The events stated above are mainly due to the acquisition of Yancoal Resources, Syntech, Syntech II, Premier Coal and Premier Char, etc.

2.	Except for the contingencies stated above and included in Note “VII, ii, 3”, as at June 30, 2013, the Group does not have any other significant contingencies.

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

IX.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (Note VI. 17). By the end of the reporting period, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handled to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties on 16 September 2010 and 19 October 2010 to acquire 51% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited and to increase registered capital as per share proportion. The Company also entered into equity transfer agreements with two independent third parties on 31 March 2011 to acquire 10% equity interest of Haosheng Company. On 6 March 2012, the Company entered into the agreement on reducing the registered capital of Haosheng Company with other shareholders of Haosheng and entered into the equity transfer supplementary agreements with an independent third party to acquire 9.45% equity interests of Haosheng. The capital increase resolution was approved by 2011 general meeting of Inner Mongolia Haosheng Coal Mining Company Limited, which was held on 19 March 2012. On 15 September 2012, the third extraordinary general meeting of Inner Mongolia Haosheng Coal Mining Co., Ltd in 2012 approved another capital increase resolution. The consideration for equity transfer and capital contribution were RMB6,812.45 million and RMB323.74 million, total of which were RMB7,136.19 million. As at the end of the reporting period, RMB4,007.97 million has been paid by the Company and RMB3,128.22 million was still unpaid.

2.	Ongoing lease agreements and related financial influence

As at June 30, 2013 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings, etc are stated as the follows:

Terms	Operating lease (RMB ’0000)	Finance lease (RMB ’0000)

T+1years	1,425	5,641
T+2years	1,386	5,804
T+3years	1,370	5,840
T+3years later	2,962	16,939

Total	7,143	34,224

3.	By June 30, 2013, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	At June 30, 2013 (RMB ’0000)	At January 1, 2013 (RMB ’0000)

Capital expenditure-purchase and construction of assets	311,680	293,715

Total	311,680	293,715

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by June 30, 2013.

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X.	EVENTS AFTER BALANCE SHEET DATE

1.	The Company sent a written proposal to Yancoal Australia’s Independent Director Committee on 18 July 2013 that the Company would take partial H shares as the underlying securities to appear on the Australian Securities Exchange by taking depository receipts, to acquire the remaining 22% of Yancoal Australia’s issued shares held by other public shareholders (“ the minority shareholders”) (“shares swap). Currently, Yanzhou Coal holds 78% equity interests of Yancoal Australia. After the proposed transaction, Yancoal Australia will delist from ASX and become a wholly-owned subsidiary of Yanzhou Coal.

2.	Except for the events stated above, as at the end of the reporting period, the Group has no other significant events after balance sheet day to claim.

XI.	SEGMENT REPORT

1.	Segment report during January. 1, 2013-June 30, 2013

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and Thermal force	Undistributed items	Inter-segment elimination	Total
Operating revenue	25,748,623	225,875	1,321,115	23,471	1,131,058	26,188,026

– External	25,138,346	211,690	831,850	6,140	—	26,188,026
– Inter-segment	610,277	14,185	489,265	17,331	1,131,058	—

Operating cost and expenses	30,335,509	236,830	1,191,189	20,908	855,007	30,929,429

– External	19,708,825	161,490	696,086	10,003	—	20,576,404
– Inter-segment	446,583	11,604	391,412	5,408	855,007	—
– Overheads	10,180,101	63,736	103,691	5,497	—	10,353,025

Total operating profit(loss)	-4,586,886	-10,955	129,926	2,563	276,051	-4,741,403

Total assets	148,069,808	516,995	7,217,579	2,014,124	39,634,633	118,183,873
Total liabilities	102,230,774	98,261	2,784,710	109,497	30,327,534	74,895,708
Complementary information
Depreciation and amortization	1,840,170	34,730	223,269	1,135	—	2,099,304
Non-cash expenses excluding depreciation and amortization	2,242,106	—	46	—	—	2,242,152
Capital expenditure	4,268,838	—	184,736	61,827	—	4,515,401

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XI.	SEGMENT REPORT – CONTINUED

2.	Segment report during January. 1, 2012-Jun. 30, 2012

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and Thermal force	Undistributed items	Inter-segment elimination	Total
Operating revenue	28,545,330	252,456	1,308,559	26,693	924,828	29,208,210

– External	28,125,152	227,387	844,369	11,302		29,208,210
– Inter-segment	420,178	25,069	464,190	15,391	924,828

Operating cost and expenses	24,876,558	262,976	1,282,659	23,209	736,013	25,709,389

– External	20,339,189	171,152	780,031	8,582		21,298,954
– Inter-segment	336,143	19,372	371,352	9,146	736,013
– Overheads	4,201,226	72,452	131,276	5,481		4,410,435

Total operating profit	3,668,772	-10,520	25,900	3,484	188,815	3,498,821

Total assets	141,901,902	577,810	5,689,686	46,007	29,489,306	118,726,099
Total liabilities	87,599,933	91,193	2,951,119	23,326	18,446,785	72,218,786
Complementary information
Depreciation and amortization	1,377,288	37,543	221,401	184		1,636,416
Non-cash expenses excluding depreciation and amortization			-376			-376
Capital expenditure	1,408,576	280	167,547			1,576,403

XII. OTHER IMPORTANT EVENTS

1.	Leases

(1)	See Note VI.11.(2) for fixed assets by financial leases.

(2)	See Note IX.2 for the minimum financial lease payment.

(3)	See Note IX.2 for the minimum payment of significant operating leases.

(4)	See Note VI.11. (1) note 1 for leaseback of fixed assets after sold.

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XII. OTHER IMPORTANT EVENTS – CONTINUED

2.	Assets and liabilities measured at fair value

Items	At January 1, 2013	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2013

Financial assets
Hedging instrument	90,731	—	-50,846	—	11,495
Available-for-sales financial assets	167,893	—	-17,806	—	144,042

Subtotal	258,624	—	-68,652	—	155,537

Financial liabilities
Hedging instrument	128,077	—	-303,582	—	492,538

Subtotal	128,077	—	-303,582	—	492,538

3.	Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2013	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2013

Financial assets
Bank balance and cash	1,621,952	—	—	—	3,299,031
Hedging instrument	90,731	—	-50,846	—	11,495
Loans and accounts receivables	465,601	—	—	—	482,957

Subtotal	2,178,284	—	-50,846	—	3,793,483

Financial liabilities
Hedging instrument	128,077	—	-303,582	—	492,538
Bank Loans	19,901,538	—	—	—	27,102,277
Others financial liabilities	9,498,432	—	—	—	6,279,420

Subtotal	29,528,047	—	-303,582	—	33,874,235

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XII. OTHER IMPORTANT EVENTS – CONTINUED

4.	Deposit of Environment Restoration

Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Neng Hua have handed in RMB1,000 million and RMB42 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB52.49 million.

5.	Ordos Neng Hua, the subsidiary of the Company, independent third party and its controlling entity entered into the Asset Transfer Agreement and the Supplementary Agreement dated on 20 November 2010 and 20 January 2011, respectively, for the acquisition of all the assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohai Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB1.435 billion. These assets and equities include: mining rights of the coal mine; intangible assets such as the land use rights; real estate ownership; machinery equipment and other fixed assets related to businesses with Anyuan coal mine and related rights. By the end of the reporting period, the Company has paid all the asset transfer payment. As at the reporting date, the emendation of the license for mining rights, business license, organization code certificate and tax registration certificate of Anyuan coal mine has been completed. The name of the company changed to: Anyuan Coal Mine of Yanzhou Coal Ordos Neng Hua Co., Ltd. Organization type: unincorporated enterprise. The emendation of the coal production permit and work safety permit of Anyuan coal mine are still under process.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable by category

	At June 30, 2013				At January 1, 2013
	Book value		Bad debt Provision		Book value		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	482,208	67	20,757	100	24,135	19	2,419	100
Risk-free portfolio	238,509	33	—	—	102,837	81	—	—
The subtotal of portfolio	720,717	100	20,757	100	126,972	100	2,419	100

Total	720,717	100	20,757	100	126,972	100	2,419	100

1)	There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At June 30, 2013			At January 1, 2013
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
within 1 year	480,631	4	19,225	22,548	4	902
1 to 2 years	—	30	—	100	30	30
2 to 3 years	90	50	45	—	50	—
Over 3 years	1,487	100	1,487	1,487	100	1,487

Total	482,208	—	20,757	24,135	—	2,419

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(1)	Accounts receivable by category – continued

3)	Accounts receivables in the portfolio accrued bad debt provision under other method:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	238,509	—

Total	238,509	—

Note:	As of the end of the period, all risk-free portfolios are considered as accounts receivables without recovery risk by the management.

(2)	There were no accounts receivables wrote off during the reporting period.

(3)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(4)	The five largest debtors

Company name	Relationship with the Company	Amount	Aging	Proportion of total accounts receivables (%)
Huadian Power . International Corp., Ltd	Third party	201,473	Within 1 year	28
Zoucheng Pengxiang Industrial and Trading Company	Third party	80,000	Within 1 year	11
Baoshan Iron & Steel Co., Ltd.	Third party	72,192	Within 1 year	10
Linyi Mengfei Commerce Company	Third party	62,000	Within 1 year	9
Haoyu Materials Group Company	Third party	48,500	Within 1 year	7

Total		464,165		65

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables

(1)	Other receivables by category

	At June 30, 2013				At January 1, 2013
	Book value		Bad debt Provision		Book value		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	111,305	1	22,282	100	24,522	—	19,868	100
Risk-free portfolio	10,898,180	99	—	—	10,438,780	100	—	—
The subtotal of portfolio	11,009,485	100	22,282	100	10,463,302	100	19,868	100

Total	11,009,485	100	22,282	100	10,463,302	100	19,868	100

1)	There was no the individually significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At June 30, 2013			At January 1, 2013
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	90,569	4	3,623	4,790	4	192
1 to 2 year	2,917	30	875	71	30	21
2 to 3 years	70	50	35	13	50	7
Over 3 years	17,749	100	17,749	19,648	100	19,648

Total	111,305	—	22,282	24,522	—	19,868

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(1)	Other receivables by category – continued

3)	Other receivables in the portfolio accrued bad debt provision under other method:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	10,898,180	—

Total	10,898,180	—

Note:	As at the end of the period, risk-free portfolio included RMB10.87484 billion receivables due from related parties,

(2)	There were no other receivables wrote off during the reporting period.

(3)	As at June 30 2013, the account receivables due from the controlling shareholder of the Company were RMB16.99 million (RMB16.89 million at June 30 2012).

(4)	The five largest other debtors

Company name	Relationship with the Company	Amount	Aging	Proportion of other receivables (%)	Nature or contents

Yancoal International (Holding) Co., Ltd.	Holding subsidiary	4,194,595	1 to 2 yea	38	Investment
Yancoal Australia Ltd.	Holding subsidiary	3,719,886	Within 1 year	34	Borrowing, Advance payment
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	2,655,000	2 to 3 year	24	Borrowing
Shanxi Hesun Tianchi Energy Co., Ltd	Holding subsidiary	210,000	1 to 2 yea	2	Borrowing
Shandong Shengyang Wood Co., Ltd.	Associate	90,355	Within 1 year	1	Dealing accounts

Total		10,869,836		99

(5)	Other receivables due from related parties were RMB10.87484 billion by the end of the period, accounting for 99% of total other receivables.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(6)	Other receivables denominated in foreign currency.

	At June 30, 2013			At January 1, 2013
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	602,050	6.1787	3,719,886	7,183	6.2855	45,149

Total			3,719,886			45,149

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At June 30, 2013	At January 1, 2013

Long-term equity investments under cost method	19,696,816	12,407,280
Long-term equity investments under equity method	2,624,686	2,624,275

Long-term equity investments-Total	22,321,502	15,031,555
Less: provision for impairment	—	—

Long-term equity investments – net	22,321,502	15,031,555

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(2)	Under cost method and equity method

Name of investees	Shareholding proportion	Voting rights proportion	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100	2,710	—	—	2,710	—
Yanmei Shipping	92	92	3,430	10,576	—	—	10,576	—
Heze Neng Hua	98.33	98.33	1,450,000	2,924,344	—	—	2,924,344	—
Yancoal Australia	100	100	403,282	3,781,600	—	—	3,781,600	—
Yulin Neng Hua	100	100	776,000	1,400,000	—	—	1,400,000	—
Shanxi Neng Hua	100	100	600,000	508,206	—	—	508,206	—
Ordos Neng Hua	100	100	500,000	3,100,000	—	—	3,100,000	—
Hua Ju Energy	95.14	95.14	599,523	599,523	—	—	599,523	—
Yancoal International (Holing) Co., Ltd.	100	100	17,917	17,917	—	—	17,917	—
Beisheng Industry and Trade Co., Ltd	100	100	2,404	2,404	—	—	2,404	—
Shandong Zoucheng Jianxin Cunzhen Bank	9	9	9,000	9,000	—	—	9,000	—
Coal Trading Centre	51	51	51,000	51,000	—	—	51,000	—
Haosheng Company	74.82	74.82	7,136,536	—	7,136,536	—	7,136,536	—
Coal Storage and Blending Company	51	51	153,000	—	153,000	—	153,000	—

Subtotal			11,703,192	12,407,280	7,289,536	—	19,696,816	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000	1,082,194	93,994	97,590	1,078,598	97,590
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000	191,417	20,296	15,625	196,088	15,625
Shaanxi Future Energy Chemical Corp. Ltd	25.00	25.00	540,000	1,350,000	—	—	1,350,000	—
Shengyang Wood	39.77	39.77	6,000	418	—	418	—	—
Jiemei Wall Materials	20.00	20.00	720	246	—	246	—	—

Subtotal			1,571,720	2,624,275	114,290	113,879	2,624,686	113,215

Total			13,274,912	15,031,555	7,403,826	113,879	22,321,502	113,215

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	Investment in associates

Name of investees	Shareholding proportion	Voting rights proportion	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating income for the current period	Net profit for the current period

Associates
China HD Zouxian Co., Ltd.	30	30	6,100,716	2,505,389	3,595,327	2,210,145	313,314
Yankuang Group Finance Co., Ltd	25	25	6,620,773	5,836,422	784,351	150,436	81,182
Shaanxi Future Energy Chemical Co., Ltd	25	25	5,838,947	438,947	5,400,000	—	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	95,398	97,483	-2,085	30,821	-3,136
Jining Jiemei New Wall Material Co., Ltd	20	20	7,205	7,281	-76	2,511	-1,304

			18,663,039	8,885,522	9,777,517	2,393,913	390,056

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4.	Operation revenue and operation cost

Items	Jan. 1, 2013- June 30, 2013	Jan. 1,2012- June 30, 2012

Principal operations revenue	17,320,193	20,833,090
Other operations revenue	936,855	564,083

Total	18,257,048	21,397,173
Principal operations cost	13,227,370	15,173,742
Other operations cost	1,004,225	656,957

Total	14,231,595	15,830,699

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(1)	Principal operations – Classification by business

	Jan. 1, 2013-June 30, 2013		Jan. 1,2012-June 30, 2012
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	17,109,185	13,066,555	20,606,539	15,003,287
Railway transportation	211,008	160,815	226,551	170,455

Total	17,320,193	13,227,370	20,833,090	15,173,742

(2)	Principal operations – Classification by product

	Jan. 1, 2013-June 30, 2013		Jan. 1,2012-June 30, 2012
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Sales of self-produced coal	9,077,100	5,070,583	10,926,644	5,352,921
Sales of coal purchased from other companies	8,032,085	7,995,972	9,679,895	9,650,366
Revenue from railway transportation services	211,008	160,815	226,551	170,455

Total	17,320,193	13,227,370	20,833,090	15,173,742

(3)	Principal operations – Classification by area

	Jan. 1, 2013-June 30, 2013		Jan. 1,2012-June 30, 2012
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	17,319,080	13,226,608	20,833,090	15,173,742
International	1,113	762	—	—

Total	17,320,193	13,227,370	20,833,090	15,173,742

(4)	Total sales amount of the 5 largest customers in the reporting period is RMB3,786.34 million, which accounts for 21% in total revenue.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

(1)	Sources of investment income

Items	Jan. 1, 2013- June 30, 2013	Jan. 1,2012- June 30, 2012

Long-term equity investment income under cost method	—	4,048
Long-term equity investment income under equity method	113,626	66,617
Investment income of entrust loan	328,618	295,995
Investment income of AFS financial assets	4,482	3,702

Total	446,726	370,362

(2)	Long-term equity investment income under equity method

Item	Jan. 1, 2013- June 30, 2013	Jan. 1,2012- June 30, 2012	Reason of change

Total	113,626	66,617
Including:
China HD Zouxian Co., Ltd.	93,994	47,353	HD Zouxian current profit increased
Yankuang Group Finance Co., Ltd	20,296	19,436	Finance Company current profit increased
Shengyang Wood	-418	-141	Shengyang Wood current profit decreased
Jiemei Wall Materials	-246	-31	Jiemei Wall Material current profit decreased

(3)	There is no major limit on recovery of investment income to the Group.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

6.	Supplement information of cash flow statement of the parent company

Items		Jan. 1, 2013- June 30, 2013	Jan. 1,2012- June 30, 2012

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	1,677,590	2,558,449
	Add: Provision of impairment of assets	20,752	—
	Depreciation of fixed assets	509,286	506,434
	Amortization of intangible assets	92,356	13,253
	Amortization of long-term deferred expenses	4	4
	Special reserves accrued	358,268	380,468
	Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-6,640	-4,203
	Gain or loss from change of fair value (“-” represents gain)	76,942	-12,366
	Financial costs (“-” represents gain)	313,938	494,109
	Loss arising from investments (“-” represents gain)	-446,726	-370,362
	Effects of deferred taxes assets (“-” represents increase)	2,883	-252,831
	Decrease in inventories (“-” represents increase)	-128,394	-348,599
	Decrease in receivables under operating activities (“-” represents increase)	275,432	3,232,442
	Increase in payables under operating activities (“-” represents decrease)	-1,909,756	-2,129,457

	Net cash flow from operating activities	835,935	4,067,341

2.	Changes in cash and cash equivalents:
	Cash, closing	5,277,974	9,298,313
	Less: Cash, opening	9,388,641	6,014,806

	Net addition in cash and cash equivalents	-4,110,667	3,283,507

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IXV.	APPROVAL OF FINANCIAL STATEMENTS

The	financial statements have been approved by board of directors on August 19, 2013.

SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At June 30, 2013	At 1 January 2013	Jan. 1,2013- June 30, 2013	Jan. 1,2012- June 30, 2012

As per the financial statements prepared under IFRS	39,758,782	45,530,034	-2,073,012	5,223,101
1) Business combination adjustment under common control (note 1)	-1,416,744	-1,422,472	5,728	3,594
2) Special reserves (note 2)	-520,364	-615,984	-401,030	-374,007
3) Deferred tax effect(note 3)	991,697	936,685	54,281	69,681
4) Others	13,966	-61,333	17,118	-48,890
As per PRC ASBEs	38,827,337	44,366,930	-2,396,915	4,873,479

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.
(2)	As stated in Note II. 26, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.
(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

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SUPPLEMENT	– CONTINUED

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gains of the Company are as follows:

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012

Gain and loss from disposal of non-current assets	-522	4,095
Government subsidies included in the gains and losses of the period	7,939	4,639
Income from the fair value of the identifiable net assets received from the investees less the investment cost of subsidiaries, associates and joint ventures acquired	—	1,391,019
Current net profit or loss from beginning of the year to the combination date for subsidiaries generated by business combination under common control	—	-62,188
Investment income from available for sales financial assets	4,482	3,702
Fair value changes of CVR	-115,026	—
Other non-operating revenues and expenses excluding the above items	2,321	10,791

Subtotal	-100,806	1,352,058
Income tax effect
Including: income tax effect arising on initial introduction of MRRT and other income tax relevant to MRRT	—	-1,083,223
Other income tax effect	-25,893	423,207
Subtotal	-25,893	-660,016
Extraordinary gain or loss excluding income tax effect	-74,913	2,012,074
Including: attributable to shareholders of the parent company	-73,734	2,011,946
Minority interest effect(after tax)	-1,179	128

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Basic Earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	-5.66	-0.4873	-0.4873
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	-5.49	-0.4723	-0.4723

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SUPPLEMENT	– CONTINUED

4.	Significant fluctuation and related reasons for main items of financial statements

Items of the end of the reporting period with significant changes compared to the beginning of the reporting period on the consolidated balance sheet are shown below:

Items	At June 30, 2013	At January 1, 2013	Fluctuation (%)	Note

Bank balance and cash	10,697,675	16,094,404	-33.53	1
Notes receivable	3,231,380	6,533,200	-50.54	2
Accounts receivable	1,466,983	926,403	58.35	3
Prepayments	2,939,519	692,043	324.76	4
Other receivables	558,807	3,595,462	-84.46	5
Construction work in progress	30,550,571	17,261,615	76.99	6
Intangible assets	25,452,262	31,036,002	-17.99	7
Short-term loans	6,494,617	4,386,253	48.07	8
Notes payable	117,723	3,905,148	-96.99	9
Accounts payable	2,177,871	3,004,847	-27.52	10
Advances from customers	556,425	1,368,734	-59.35	11
Taxes payable	251,984	855,626	-70.55	12
Other payables	5,732,660	3,205,528	78.84	13
Non-current liabilities within one year	4,060,231	6,278,470	-35.33	14
Long-term loans	25,230,046	21,843,506	15.50	15
Other non-current liabilities	26,353	1,460,580	-98.20	14

Note 1:	The decrease of cash at bank was mainly due to the decrease of net cash flow generated from operating activities compared to last year.

Note 2:	The decrease of notes receivable was mainly due to the increase of clearing form of paying to suppliers by notes and the increase of notes discounted.

Note 3:	The increase of accounts receivable was mainly due to the increase of accounts receivable from coal sales for the reporting period.

Note 4:	The increase of prepayments was mainly due to the increase of prepayment for externally purchased coal for the reporting period.

Note 5:	The decrease of other receivables was mainly due to the fact that Haosheng Company and Coal Storage and Blending Company were consolidated into the statements, the capital for share acquisition and registration amounting to RMB3,135.81 million was transferred into long-term equity investment.

Note 6:	The increase of construction work in progress was mainly due to the Shilawusu Project of Haosheng Company amounting to RMB12.56505 billion.

Note 7:	The decrease of intangible assets was mainly due to the provision for impairment of mining rights by Yancoal Australia for the period. See Note VI. 14.

Note 8:	The increase of short-term loans was mainly due to the newly loans of USD300 million of Yancoal International, the subsidiary of the Group.

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SUPPLEMENT	– CONTINUED

4.	Significant fluctuation and related reasons for main items of financial statements – continued

Note 9:	The decrease of notes payable was mainly due to the capital fund paid to Gloucester’s former shareholders amounting to AUD586.19 million (approximately RMB3.83662 billion) by Yancoal Australia.

Note 10:	The decrease of accounts payable was mainly due to the fact that the increase of clearing form of paying by notes lead to the decrease of accounts payable for the reporting period.

Note 11:	The increase of advances from customers was mainly due to the decrease of advances from coal sales for the reporting period.

Note 12:	The decrease of tax payable was mainly due to reduction of total profit and income tax payable accrued but not yet paid in current reporting period.

Note 13:	The increase of other payables was mainly due to the fact that the unpaid consideration balance for share acquisition amounting to RMB3,128.22 million by Haosheng Company was transferred into this subject.

Note 14:	The decrease of non-current liabilities within one year was mainly due to the fact that Ordos Neng Hua paid RMB2 billion for the mining rights of Zhuan Longwan coal mine and the parent company paid back RMB2 billion of finance leases; besides, CVR, issued for the merger between Yancoal Australia and Gloucester, was transferred into the non-current liabilities within one year during the reporting period, the balance of CVR by the end of the period was RMB1,365.31 million.

Note 15:	The increase of long-term loans was mainly due to the newly USD596 million loans for the reporting period.

Items for this year that have significant changes compared to last year on the consolidated income statement are shown below:

Items	Jan. 1, 2013- June 30, 2013	Jan. 1, 2012- June 30, 2012	Fluctuation (%)	Note

Selling expenses	1,520,793	1,118,775	35.93	1
Administrative expenses	2,134,273	2,632,232	-18.92	2
Finance cost	3,898,648	375,976	936.94	3
Impairment loss of assets	2,242,152	-376	-597,173.00	4
Gain or loss on the changes of fair value	-216,841	—	—	5
Investment income	-60,014	69,000	-186.98	6
Non-operating revenue	29,260	1,420,475	-97.94	7
Income tax expense	-1,307,220	21,262	-6,248.12	8
Other comprehensive income	-2,181,241	-433,037	403.71	9

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CHAPTER 7 CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENT	– CONTINUED

4.	Significant fluctuation and related reasons for main items of financial statements – continued

Note 1:	The increase of selling expenses was mainly due to the increase of coal sales of Yancoal Australia and resulted the increase of freight charge and port handling charge.

Note 2:	The decrease of administrative expenses was mainly due to the fact that administrative expenses for the last period included expenses on acquiring Gloucester.

Note 3:	The increase of finance cost was mainly due to the fact that the USD credit and debt of overseas subsidiary accounted with AUD as its recording currency generated exchange losses amounting 2,983.95 million owing to the high fluctuation in exchange rate for the reporting period.

Note 4:	The increase of impairment loss of assets was mainly due to the fact that Yancoal Australia accrued the provision for impairment amounting 2,099.57million See Note VI. 14.

Note 5:	The decrease of gain on fair value changes was mainly due to the fluctuation of fair value of CVRs that were issued to shareholders when acquired Gloucester. CVRs are traded in public market and measured at fair value.

Note 6:	The decrease of investment income was mainly due to the decrease of net profit of each subsidiary as a whole under equity method for the reporting period.

Note 7:	The decrease of non-operating revenues was mainly due to the comparison to last year on which the non-operating revenues amounting 1,391.02 million by acquiring Gloucester mine.

Note 8:	The decrease of income tax expense was mainly due to the decrease of current income tax expense caused by operating profit reduction.

Note 9:	The decrease of other comprehensive income was mainly due to significant decline in exchange rate of Australian dollars in current reporting period.

Yanzhou Coal Mining Company Limited

19 August 2013

234    Yanzhou Coal Mining Company Limited Interim Report 2013

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

•	Financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

•	All documents and announcements published during the reporting period in websites designated by the CSRC;

•	The full text of the Interim Report released in other securities markets.

On behalf of the Board
Acting Chairman of the Board: Shi Xuerang
Yanzhou Coal Mining Company Limited 19 August 2013

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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